THE VIEW FROM HERE


10011664

2009 ANNUAL REPORT


integrys®

CONTENTS

HIGHLIGHTS

Year Ended December 31	2009	2008	Percent Change
Consolidated revenues – nonregulated *(Millions)* *	$4,004.0	$9,737.9	(58.9)
Consolidated revenues – utility *(Millions)* *	3,495.8	4,309.9	(18.9)
Margins – nonregulated *(Millions)* *	302.7	83.6	262.1
Margins – utility *(Millions)* *	1,576.0	1,565.8	0.7
Net income (loss) from continuing operations *(Millions)* *	(71.6)	124.7	N/A
Net income (loss) attributed to common shareholders *(Millions)* *	(70.9)	126.4	N/A
Earnings (loss) per common share (basic)			
Net income (loss) from continuing operations	$(0.96)	$1.59	N/A
Discontinued operations, net of tax	0.04	0.06	(33.3)
Earnings (loss) per common share (basic)	(0.92)	1.65	N/A
Earnings (loss) per common share (diluted)			
Net income (loss) from continuing operations	$(0.96)	$1.58	N/A
Discontinued operations, net of tax	0.04	0.06	(33.3)
Earnings (loss) per common share (diluted)	(0.92)	1.64	N/A
Dividends per common share declared	$ 2.72	$ 2.68	1.5
Book value per share	37.62	40.78	(7.7)
Common stock price at year end	$41.99	$42.98	(2.3)
Shares outstanding at year end (excludes treasury stock and shares in deferred compensation trust)	75,980,143	75,992,768	–
Total assets (Millions)	$11,847.9	$14,272.5	(17.0)

* Refer to Management's Discussion and Analysis for an explanation of changes from prior year.
N/A = Not Applicable

INTEGRYS ENERGY GROUP, INC.


integrys


Regulated Electric
Regulated Natural Gas
Electric Transmission Investment
Nonregulated
Holding Company and Other
UPPCO
Upper Peninsula Power Company
WPS
MINNESOTA ENERGY RESOURCES
MICHIGAN GAS UTILITIES
AMERICAN TRANSMISSION COMPANY
integrys
PEOPLES GAS NATURAL GAS DELIVERY
NORTH SHORE GAS NATURAL GAS DELIVERY

* Integrys Energy Group owned approximately 34% of American Transmission Company LLC at December 31, 2009.

AT-A-GLANCE


integrys

Integrys Energy Group is a holding company headquartered in Chicago, Illinois. Subsidiaries provide products and services in both regulated and nonregulated energy markets. The following descriptions are reflective as of December 31, 2009.


The Peoples Gas Light and Coke Company
Wisconsin Public Service Corporation
Minnesota Energy Resources Corporation
Michigan Gas Utilities Corporation
North Shore Gas Company
Upper Peninsula Power Company

REGULATED OPERATIONS

THE PEOPLES GAS LIGHT AND COKE COMPANY

Business
- Established in 1855 (acquired by Integrys Energy Group in 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map above).
- 1,109 employees.

Market
- Serves approximately 817,400 residential, commercial, and industrial retail sales and transportation customers in the city of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

Facilities
- Approximately 4,470 miles of transmission and distribution main, approximately 42% of which is cast iron main and 23% of which is plastic main, and 11 natural gas distribution and transmission gate stations.
- Owns and operates a 36.5 billion-cubic-foot underground natural gas storage reservoir (Manlove Field) and a liquefied natural gas plant in central Illinois.
- Owns a natural gas pipeline system that runs from Manlove Field to Chicago with 7 major interstate pipeline interconnects at various points.

WISCONSIN PUBLIC SERVICE CORPORATION

Business
- Established in 1883.
- Regulated electric and natural gas utility.
- Operates in northeast and central Wisconsin and an adjacent portion of Upper Michigan (see map above).
- 1,462 employees.

Market
- Serves approximately 437,000 electric and approximately 317,000 natural gas customers within its 11,000-square-mile service area.
- Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.
- Electric operations accounted for 75% and natural gas operations accounted for 25% of 2009 revenues.
- Electric revenues are comprised of 78% retail sales and 22% wholesale sales.
- Wisconsin customers accounted for 98% and Michigan customers accounted for 2% of 2009 revenues.

Facilities
- Electric generating capacity based on summer capacity ratings is 2,157.6 megawatts, including its share of jointly owned facilities. A peak demand was reached on June 24, 2009, with a system demand of 2,264 megawatts. At the time of this summer peak, total firm resources (i.e., generation plus firm purchases) totaled 3,196 megawatts.
- Electric property includes approximately 21,500 miles of electric distribution lines, 97% of which are operated at 24.9 kV.
- Natural gas property includes approximately 7,830 miles of transmission and distribution main, 74% of which is plastic main, and 87 natural gas distribution and transmission gate stations.

MINNESOTA ENERGY RESOURCES CORPORATION

Business
- Natural gas distribution operations for more than 70 years (acquired by Integrys Energy Group in 2006).
- Operates in Minnesota (see map above).
- 223 employees.

Market
- Provides natural gas distribution services to more than 211,100 natural gas customers in 165 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities
- Natural gas property includes approximately 4,500 miles of transmission and distribution main, approximately 66% of which is plastic main, and 154 natural gas distribution and transmission gate stations.

MICHIGAN GAS UTILITIES CORPORATION

Business
- Natural gas distribution operations since 1859 (acquired by Integrys Energy Group in 2006).
- Operates in southern and western Michigan (see map above).
- 165 employees.

Market
- Provides natural gas distribution services to approximately 165,400 natural gas customers in 147 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities
- Owns a 3.6 billion-cubic-foot natural gas storage field.
- Natural gas property includes approximately 3,800 miles of transmission and distribution main, approximately 57% of which is plastic main, and 33 natural gas distribution and transmission gate stations.

NORTH SHORE GAS COMPANY

Business
- Established in 1900 (acquired by Integrys Energy Group in 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map above).
- 166 employees.

Market
- Serves approximately 157,900 residential, commercial, and industrial retail sales and transportation customers located in 54 communities within the northern suburbs of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

Facilities
- Approximately 2,430 miles of transmission and distribution main, approximately 39% of which is plastic main, and 6 natural gas distribution and transmission gate stations.

UPPER PENINSULA POWER COMPANY

Business
- Established in 1884 (acquired by Integrys Energy Group in 1998).
- Regulated electric utility.
- Operates primarily in rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map above).
- 146 employees.

Market
- Serves approximately 51,900 electric customers in 118 communities.
- Electric revenues are comprised of 85% retail sales and 15% wholesale sales.

Facilities
- Electric generating capacity based on summer capacity ratings is 57.5 megawatts. A peak demand was reached on July 27, 2009, with a system demand of 139 megawatts. At the time of this peak, total firm resources totaled 150 megawatts.
- Electric property includes approximately 3,300 miles of electric distribution lines.

AT-A-GLANCE

ELECTRIC TRANSMISSION INVESTMENT

AMERICAN TRANSMISSION COMPANY LLC

Business

- A federally regulated for-profit, transmission-only, company that owns, maintains, monitors, and operates electric transmission assets in Wisconsin, Michigan, Minnesota, and Illinois.
- Assets were previously owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to American Transmission Company. Companies that transferred transmission assets or cash to American Transmission Company are now equity owners.
- The Midwest Independent System Operator (MISO) directs American Transmission Company's operation of the transmission system.
- Regulated by the Federal Energy Regulatory Commission for rates and tariffs.
- Regulated by states in which it operates for siting transmission infrastructure.
- Domiciled in the United States and began operations in 2001.
- WPS Investments, LLC, a subsidiary of Integrys Energy Group, owns approximately 34% of American Transmission Company.
- WPS Investments is owned 84.5% by Integrys Energy Group, 12.8% by Wisconsin Public Service, and 2.7% by Upper Peninsula Power.
- Wisconsin Public Service and Upper Peninsula Power provide construction and other services to, and receive network transmission services from, American Transmission Company.
- Wisconsin Public Service and Upper Peninsula Power provide repair and maintenance services to American Transmission Company under an Operation and Maintenance Services Agreement for Transmission Facilities approved by the Public Service Commission of Wisconsin.
- Integrys Energy Group has $395.9 million invested in American Transmission Company.

Facilities

- $2.8 billion of transmission assets consisting of 9,400 circuit miles of transmission line and 510 substations (wholly or jointly owned).
- American Transmission Company plans to invest approximately $2.5 billion during the next 10 years based on its 2009 Ten Year Transmission System Assessment.


American Transmission Company LLC


Integrys Energy Services, Inc.
Sale of assets located in Nova Scotia closed in January 2010

NONREGULATED OPERATIONS

INTEGRYS ENERGY SERVICES, INC.

Business

- Established in 1994.
- Competitive natural gas and electricity supply and services company, which also owns and operates various nonregulated electric generation facilities.
- Emphasis is on serving retail (industrial, commercial, and residential) customers.
- Principal energy marketing operations located near customers served (see map above).
- 436 employees.

Products and Services

- Provides individualized natural gas and electricity supply solutions, structured products, and strategies that allow customers to manage energy needs.
- Patented DENet® and eMiner® computer technology allows customers to monitor and manage their energy usage.
- Generation areas of expertise include cogeneration, distributed generation, renewables such as solar and landfill gas, as well as other clean fuel generation.

Facilities

- Electric generation facilities include 330.8 megawatts of summer-rated capacity as follows:
  - 316.6 megawatts of traditional fossil fuel and hydroelectric generation facilities. *
  - 7.8 megawatts of photovoltaic solar generation facilities.
  - 6.4 megawatts of landfill gas-fueled reciprocating engine facilities.

* 75.9 megawatts of the total 316.6 megawatts of traditional fossil fuel and hydroelectric generation facilities were classified as assets held for sale at December 31, 2009. For more information, see Note 4, "Dispositions," in the Notes to Consolidated Financial Statements section of this report.

OTHER

INTEGRYS BUSINESS SUPPORT, LLC

Business

- Established in 2007, became operational on January 1, 2008.
- Provides centralized business support services to Integrys Energy Group, Inc. and its subsidiaries.
- 1,318 employees.


FELLOW
SHAREHOLDERS:

Charles A. Schrock,
President and Chief Executive Officer

As the skies begin to brighten from a cloudy time—a time of challenge for our investors, customers, business partners, and employees, and a time of change for our company—a clear view has emerged. The view from here is a renewed sense of who Integrys Energy Group is and what is expected from us. It is a view of innovation, opportunities, and robustness. It is a view of disciplined execution of our strategic plans. We move forward with one key goal in mind—to enhance value for all.

A Strong Utility-Based Company

With our six utilities, Integrys has a firm foundation to provide customers with the best value in energy and energy-related services. It is a financially solid foundation that will provide investment opportunities with more predictable and increasing earnings. In 2009 we continued to strengthen our utility operations in a number of ways – through completion of our Crane Creek Wind Farm, innovative process improvements, cost controls, and working with our regulators to process rate cases.

Wisconsin Public Service's 99-megawatt Crane Creek Wind Farm in north-central Iowa was completed and declared commercially operational in December 2009 – under budget and ahead of schedule. This $251 million facility will provide clean energy for our customers and the electricity generated will contribute to our compliance with Wisconsin's Renewable Portfolio Standard. Completion of this project in 2009 allowed us to earn tax incentives that reduce the cost of energy for our customers.

Our cost-control efforts continued in 2009, and this is an ongoing commitment to continuously review our performance and ensure that we are progressing toward the top quartile among our peer companies in key areas such as sourcing, systems, and work processes. As usual, our employees found ways to reduce our costs through process improvements, often involving innovative new techniques or technology. For example, our Peoples Gas Light and Coke Company (Peoples Gas) employees worked with state of Illinois and city of Chicago officials to test a "key hole excavation and reinstatement" process for making pavement cuts and repairs to natural gas pipes buried under the streets. With the new process, the opening required for maintenance of the pipes is smaller and easier to repair. We use less material for the job, avoid disturbing and repaving a wide area of the street, and take less time to do the work.

We are continually looking for opportunities to manage costs and keep our rates as low as possible. The economy was difficult in 2009 and tough on our customers – many of whom were compelled to take challenging steps to manage their own costs. Like our business customers, we were faced with reduced work in our service areas and businesses and an increased need to reduce our costs to minimize upward rate pressure. We, too, made the difficult choice to reduce our costs through reductions in our workforce. This was a tough decision, but our employees understood the need for process improvements and general cost containment. They remained professional and customer focused throughout the process – another example of the quality and character of our employees.

In 2009, we processed five rate cases with our regulators. Of particular note is that the Illinois Commerce Commission approved our request for an infrastructure cost recovery mechanism for Peoples Gas, which will streamline the cost recovery process of prudent investments to improve the aging natural gas pipe system in Chicago. This will benefit our customers in the form of a more modern and reliable system with lower operating and maintenance costs. It will also provide investment opportunities for our investors.

We also made progress in obtaining and implementing mechanisms across our service areas that will lead to more predictable margins and earnings. These include bad debt trackers in Illinois and Michigan, and decoupling mechanisms in Michigan for Upper Peninsula Power, in addition to the decoupling mechanisms already in place in Illinois and Wisconsin.

The result is stronger utilities that always strive to provide our customers with safe, reliable service at a fair price or, in other words, the best value in energy. We have substantial investment opportunities as well, in the form of environmental projects in our electric operations and infrastructure improvements to serve our customers in our natural gas and electric operations. We estimate that these investment opportunities exceed $2 billion over the next 20 years in the service area for Peoples Gas alone.

A "Right-sized" Nonregulated Business Operation

Last year, we worked through a difficult environment to reduce the scope and scale of our nonregulated business subsidiary, Integrys Energy Services. Through the divestiture process, we sold our nonregulated energy marketing operations in Canada and our nonregulated wholesale natural gas operations in the United States and have executed an agreement to sell our nonregulated wholesale electric operations in the United States. We sold our New Brunswick and New England power generation business and related energy marketing contracts as well as a number of smaller pieces of our nonregulated operations. The result is a nonregulated retail electric and retail natural gas marketing operation with a smaller but more strategic geographic footprint, and a size and risk profile that is well suited to the size of Integrys Energy Group. The business is restructured to reduce the capital invested and credit and collateral support requirements to well within reasonable limits. With the remaining business, Integrys Energy Services will continue to contribute meaningful earnings to the company while maintaining an appropriate risk profile.

Integrys Energy Services will also focus on building a green portfolio through investments in solar power and other renewable energy technologies. We see significant opportunity here. Integrys Energy Services is already well-established in this area, and is one of the top-ten developers of customer-sited solar power in the country (see our feature section of this report where we highlight one of our solar projects).

Financially Sound

Our efforts have resulted in a more financially sound company. In the past 15 months, we have improved our available liquidity by over $1 billion. Our financing needs in 2010 are modest, and we do not anticipate issuing additional equity, except to meet the needs of our Stock Investment Plan and certain stock-based benefit and compensation plans. A good way to measure this is in terms of our credit ratings. Standard & Poor's recently moved our outlook from negative to stable, and affirmed our solid investment-grade credit ratings on all of our debt instruments. This action came shortly after we announced in January 2010 that we achieved our key objectives for the reduced scale and risk profile for Integrys Energy Services. Our credit ratings also remain strong investment grade with Moody's.

We recognize that our dividend is extremely important to many of our investors. I'm pleased that we were able to maintain our quarterly dividend going into 2010. This marks the 70th consecutive year we have paid a dividend. Our goal is to provide our equity investors with a consistent and sustainable dividend while at the same time allowing us to fund our future investment growth. We believe our recent dividend action does just that.

Looking Ahead

Integrys Energy Group has come through 2009 as a stronger company with good opportunities for growth. Our aggressive cost-management efforts will continue, as we strive to improve our operations across the company with our focus on operational excellence. Through cost management and rate cases as needed, we will improve the financial performance of our utilities, ensuring that all of our businesses will have the opportunity to earn closer to their authorized rates of return. We will make prudent investments in our infrastructure, thus improving service to our customers and creating a sustainable environment – while also providing investment growth opportunities for our investors. Integrys Energy Services will continue to delight its customers, using its best-in-class skills of delivering energy, and will contribute to our earnings while operating within an appropriate risk profile.

Leadership Changes

I am grateful for the strength and support of our employees and leadership team. This year, additional changes were made to our leadership structure. Larry Borgard was named President and Chief Operating Officer – Utilities of Integrys Energy Group, as well as President and Chief Executive Officer of Wisconsin Public Service. At Integrys Energy Services, Mark Radtke was named Chief Executive Officer and Dan Verbanac was named President. Dave Harpole was named Vice President – Information Technology and Project Services for Integrys Business Support. And, Jim Hoover was named Assistant Vice President – Total Compensation of Integrys Energy Group. I thank these individuals and the entire employee team for their contributions to our successful efforts throughout 2009.

Thank You, Larry Weyers

During this past year, I have had the privilege of working closely with our Executive Chairman, Larry Weyers. It has been an enjoyable and enriching experience. Integrys Energy Group has prospered under Larry's leadership, and I am grateful for all he has done for the company. Larry will retire on March 31, and he will be missed. On behalf of Integrys Energy Group, I extend our thanks to Larry and wish him a happy and healthy retirement. Larry, thank you for all you have done for Integrys, and I look forward to building on the legacy you have established for our company.

The View from Here

I am excited about the future. Integrys Energy Group is well positioned to provide value to all of our key stakeholders. The management team and all of our employees are committed to keeping Integrys a profitable, respected company.

Thank you for your investment, your business, your support, and your confidence in Integrys Energy Group.

Sincerely,



Charles A. Schrock
February 26, 2010

INTEGRYS ENERGY GROUP, INC.

Dividends Per Common Share


2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
$2.04
$2.08
$2.12
$2.16
$2.20
$2.24
$2.28
$2.56
$2.68
$2.72
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50

Cumulative Total Return*


2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
$156.48
$165.07
$185.31
$232.24
$262.84
$302.73
$309.26
$306.69
$269.02
$289.98
$0.00
$50.00
$100.00
$150.00
$200.00
$250.00
$300.00

Equivalent average annual return of 11.2%

* Assumes $100 investment in common stock at year-end 1999 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equivalent to an average annual return of 11.2%.


THE
VIEW
FROM
HERE

Above:
Scott Welsinger,
Area Service Representative (Lineman), Upper Peninsula Power, Ontonagon, Michigan

For energy companies everywhere, these are times of significant change. But for those who embrace the challenges, seeing them instead as opportunities to innovate, the future is bright. Such is the case for Integrys Energy Group—seizing opportunities, as we have done in the past.

As we emerge from 2009, we've renewed our vision of who we are and what we mean to the people who count on us.

With a strong foundation in place, we welcome any new challenge to bring energy and related services to customers in ways that best fit their needs. We commit to seeking efficiencies that hold down costs. We envision ways to minimize our impact on the environment and help our customers save energy. And we pledge to continue pursuing well-grounded business ideas that provide good returns for our shareholders.

This is our View from Here; we will build on our past successes and continue with the same focus on dedication to customers, community, shareholders, and environment.

All Eyes on Increased Efficiency

Containing costs without compromising service is an ongoing commitment at Integrys.

In 2007, we began improving our self-service tools for customers, increasing their usefulness while lowering costs. For our interactive voice response (IVR) phone systems, for example, the objective was to give customers more options and ease high-volume wait times. We wanted to increase customers' ability to find answers on their own—conveniently and on the first try.

By 2009, the return on our investment was obvious. E Source ranked the Wisconsin Public Service IVR system first among utility IVR systems in the Midwest for usability. The Peoples Gas IVR system ranked second. In 2010, similar changes for our other regulated utilities—Michigan Gas Utilities, Minnesota Energy Resources, North Shore Gas, and Upper Peninsula Power—will generate even more great customer experiences.

Keeping Customers' Needs in Sight

Increasingly, customers are looking to us for energy answers; as always, we're responding with solutions.

A safety net for those with limited incomes

In 2009, more customers faced significant financial challenges—many for the first time. Our regulated utilities began intensive outreach. In partnership with local agencies, we encouraged customers to proactively address challenges with paying their heating bills. We told them about programs like the Low-Income Home Energy Assistance Program (LIHEAP) and worked with those in arrears to make payment arrangements.



From 2008 into late 2009, $5.1 billion was appropriated at the federal level for LIHEAP—the most in the history of the program. Of that amount, $86 million went to approximately 175,000 customers across our utilities, who accessed the program to pay their bills and stay warm.

Conservation awareness in Wisconsin

Our customers care about the environment, and we do, too. We view ourselves as a leader in helping customers use energy efficiently, and our efforts this past year were no different.

In 2009, we launched the ***iCanConserve***™ Project, an energy-conservation pilot program through a partnership of Wisconsin Public Service, Focus on Energy, and the Wisconsin Citizens Utility Board. The aim of ***iCanConserve*** is simple: discover the best ways to help customers use less energy and save money. Launched in Brillion, Wisconsin, ***iCanConserve*** offers community members special energy rates and programs, along with advanced tools and technologies.

Awareness of the ***iCanConserve*** program is spreading through customers who take the ***iCanConserve*** Pledge, media promotions, and a dedicated Web site. In addition, at public gatherings, participants can speak directly with ***iCanConserve*** representatives who can help them save.

Over the next two years, lessons learned in Brillion will be used to implement the program in two more Wisconsin communities.

Clean air initiatives in Chicago

In 2009, Peoples Gas partnered with Chicago's Climate Action Plan to help ensure a clean environment. Our involvement with the plan's ***City of Chicago Retrofit Project*** was instrumental in improving the energy efficiency of buildings in the metropolitan area—which produce about 70 percent of all emissions in greater Chicago.

Through the project, retrofits were made to more than 12,000 residential units, 250 commercial and industrial units, and more than 15 million square feet of space in Chicago's public buildings, reducing energy use by 30 percent. Approximately 3,800 appliances were traded in for new energy-efficient models, 200 buildings were permitted with a new energy code, and 1.2 million square feet of green roofs were installed or are underway.



Above:
Kong Ngov,
Field Technician II, Minnesota Energy Resources, Rochester, Minnesota

Left:
Jodi Caro
Vice President - Legal Services, Integrys Business Support, Chicago, Illinois

Right:
Curtis Jones,
Welder, Peoples Gas,
Chicago, Illinois

Below:
Pat Michalkiewicz,
Manager - Commercial
& Industrial Account
Management, Integrys
Business Support,
Chicago, Illinois


PEOPLES
NATURAL GAS
IOG



Natural gas innovations in Illinois

Funded by customers of Peoples Gas and North Shore Gas, the ***Chicagoland Natural Gas Savings Program*** is also helping local energy users improve efficiency. Low-interest loans and rebates are offered for the purchase of energy-efficient natural gas furnaces, boilers, water heaters, insulation, and clothes washers.

In 2010, the program continues, with assistance from the Citizens Utility Board, the City of Chicago Department of Environment, the Environmental Law and Policy Center, and the Illinois Attorney General's Office.

To implement our utilities' energy-efficiency and environmental programs, we're leveraging expertise at Integrys Business Support to find practices that lead to excellence. For more examples of our commitment to efficiency and the environment, please visit our Web site at www.integrysgroup.com. You can also visit our site to learn about other kinds of support we give to the communities we serve, helping them grow and become increasingly vibrant.

Programs to meet Minnesota's conservation goals

Minnesota Energy Resources is committed to meeting Minnesota's Conservation Improvement Program goals. The target is for natural gas utilities to reduce natural gas throughput by 1 percent annually. It's a challenging target, but we continue working energetically toward this goal we share as one of Minnesota's corporate citizens. Recently, we increased incentives for contractors and dealers who support our programs, upped our rebate offerings, and introduced an energy audit for businesses.

Proactive efficiency measures in Michigan

In 2009, the Michigan Public Service Commission introduced ***Efficiency United***, along with 11 Michigan utilities, including Wisconsin Public Service, Upper Peninsula Power, and Michigan Gas Utilities. This partnership gives customers access to online energy analysis tools, rebates for buying energy-efficient appliances and equipment, an appliance-recycling program, and more.

Continued Strength Visible on the Horizon

Ensuring we remain a strong, diversified regional energy provider is a responsibility we take seriously. Building on a tradition of careful planning and execution, we've kept our business moving forward.

Refocused on what we do best

In late 2008, we took a hard look at where Integrys Energy Group was and where we needed to be. The high collateral support requirements of our nonregulated business, Integrys Energy Services—combined with falling energy prices at a time when the credit and financial markets limited the availability of capital—posed a substantial risk. It became increasingly evident that a change in strategy at our nonregulated subsidiary was needed.

We decided to scale back Integrys Energy Services and reduce its risk profile. The solution was to



Left:
Dan Verbanac,
President, Integrys Energy Services, De Pere, Wisconsin

divest of its wholesale electric and natural gas marketing businesses, Canadian wholesale and retail operations, and energy consulting practice—all set in place by the end of 2009.

Though a difficult decision, it allowed us to re-focus efforts in this business segment and limit risk. Today, Integrys Energy Group as a whole is leaner and stronger, serving regulated and nonregulated retail natural gas and electric customers in the United States, as well as continuing to invest in our infrastructure.

Bright idea for Harvard

For years, diversifying our energy portfolio with renewable energy has been a key component of our growth strategy at Integrys Energy Services. In 2008 and 2009, Integrys Energy Services invested nearly $65 million in 19 solar projects across the United States. One of the projects brought together centuries-old architecture and modern-day solar technology. In partnership with Harvard University, Integrys Energy Services installed a 500-kilowatt solar array onto the roof of a vintage 1816 Harvard-owned property.

The solar array is expected to provide more than 600,000 kilowatt-hours of solar power annually—enough to meet the electric needs of more than 50 homes.

Directing the winds of change

In May 2009, Wisconsin Public Service began construction of the Crane Creek Wind Farm, a 66-turbine facility in north-central Iowa. Chosen for its proximity to the transmission system and favorable winds, the 5,860-acre project was well received by residents of surrounding communities.

By December 2009, Crane Creek began producing wind power. The facility has an installed capacity of 99 megawatts, capable of producing approximately 330,000 megawatt-hours of renewable energy annually if desired wind conditions exist. That's enough power to run about 40,000 homes.

Progress in the pipeline

In 2009, Peoples Gas re-lined approximately 5,100 feet of large-diameter cast-iron and ductile-iron main with 12- and 18-inch diameter polyethylene piping. Corrosion-resistant and cost-effective, these large-diameter lightweight pipes were inserted into existing pipe and pushed through. This method eliminated the cost and customer inconvenience of extensive trenching and repaving, while providing adequate supplies of natural gas for customers.

The same method will be used, where applicable, to re-fit approximately 2,000 miles of cast-iron pipeline in the city of Chicago—a 20-year endeavor, which will reduce long-term operation and maintenance costs. By inserting new pipe into existing pipe and running new pipe along parkways rather than traffic ways, we'll minimize the need to break pavement during construction and maintenance. It's a cost-effective approach, because repaving can be nearly as costly as the project work itself. A special rate rider, recently approved by the Illinois Commerce Commission, will allow us same-year recovery of the costs to make these improvements.



Above:
Jennifer Mulholland
Meter Reader, Minnesota Energy Resources, Rochester, Minnesota

Right:
Ed Livingston, Operations – Maintenance Mechanic, Wisconsin Public Service, Merrill, Wisconsin





Above:
Milan Echevarria, Jr. Distribution Operator, North Shore Gas, Waukegan, Illinois

Rate Adjustments

Investments are important as we meet the changing needs of the areas we serve. Whether adding to or improving our generating capacity, reinforcing our distribution systems, or creating a workplace that retains quality employees, we've spent the capital to remain financially strong and provide valued service. In 2009, four of our utilities—Michigan Gas Utilities, Minnesota Energy Resources, Upper Peninsula Power, and Wisconsin Public Service—received approval for new rates. North Shore Gas and Peoples Gas filed for a rate increase, receiving approval in January 2010.

Increasing rates is always difficult, because we understand our customers' concerns. The state of the economy gave us even greater pause in 2009. As always, we took steps to ensure the increases were fair and as small as possible while still recovering the costs of our investments. This is essential to remaining a strong, viable company and a good investment option for investors.

Managing today's policy climate

Integrys Energy Group approaches legislative matters proactively, to help create a future that bodes well for our company, our customers, our shareholders, and our environment.

In 2009, we saw a number of climate change legislative proposals introduced. The Waxman-Markey American Clean Energy and Security Act, passed by the U.S. House of Representatives, included a cap-and-trade plan; a requirement to reduce greenhouse gas emissions 17 percent by 2020, and more in future years; and new renewable energy standards for utilities. The Senate version, the Kerry-Boxer Clean Energy and American Power Act, included similar provisions. The Wisconsin Legislature introduced the Clean Energy Jobs Act, which would, among other things, increase the state's renewable portfolio standard to 25 percent by 2025; mandate the use of advanced renewable tariffs; and substantially increase energy-efficiency spending.

Our proactive approach in this arena never wanes, and we will continue to evaluate potential impacts and communicate our positions to policymakers. We're committed to balancing our support for the environment and energy efficiency with our customers' needs for affordable energy.

We See Good Things Coming

Yes, energy's future is changing. Cost control and environmental performance are the new realities, and our value will hinge on our ability to accomplish them. We'll be expected to provide more and better services, requiring technology and human talent. And we'll need to be there for our shareholders like never before, providing the best possible returns while minimizing risk.

As we see it from here, all of these are our tasks at Integrys Energy Group as we continue to grow.

They create a bold new vision, and we look forward to being part of it.



Right:
Dan Sulfaro Fitter Operator, Michigan Gas Utilities, Monroe, Michigan

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.

Forward-looking statements speak only as of the date on which they are made, and, except to the extent required by the federal securities laws, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory investigations, enforcement actions or inquiries, including, but not limited to, manufactured gas plant site cleanup, third party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Integrys Energy Group is a diversified energy holding company with regulated electric and natural gas utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), nonregulated energy operations, and an approximate 34% equity ownership interest in American Transmission Company LLC (ATC) (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

Strategic Overview

Integrys Energy Group's goal is to create long-term value for shareholders and customers through growth in its core regulated businesses. Integrys Energy Group has substantially completed its previously announced strategy to divest of or significantly reduce the size of its nonregulated energy services business segment to a smaller segment with significantly reduced credit and collateral support requirements.

The essential components of Integrys Energy Group's business strategy are:

Maintaining and Growing a Strong Regulated Utility Base – A strong regulated utility base is essential to maintain a strong balance sheet, predictable cash flows, a desired risk profile, attractive dividends, and quality credit ratings. This is critical to Integrys Energy Group's success as a strategically focused regulated business. Integrys Energy Group believes the following projects have helped, or will help, maintain and grow its regulated utility base and meet its customers' needs:

- Wisconsin Public Service Corporation's (WPS's) continued investment in environmental projects to improve air quality and meet the requirements set by environmental regulators. Capital projects to construct and/or upgrade equipment to meet or exceed required environmental standards are planned each year.
- Integrys Energy Group's approximate 34% ownership interest in ATC, a transmission company that had over $2.8 billion of transmission assets at December 31, 2009. ATC plans to invest approximately $2.5 billion during the next ten years. Although ATC's equity requirements to fund its capital investments will primarily be met by earnings reinvestment, Integrys Energy Group plans to continue to fund its share of the equity portion of future ATC growth, as necessary.
- An accelerated annual investment in natural gas distribution facilities (replacement of cast iron mains) at The Peoples Gas Light and Coke Company (PGL).
- WPS's purchase of the 99-megawatt Crane Creek wind generation project constructed in Howard County, Iowa, which became operational in 2009.

For more detailed information on Integrys Energy Group's capital expenditure program, see "*Liquidity and Capital Resources, Capital Requirements.*"

Operating a Nonregulated Energy Services Business Segment with a Controlled Risk and Capital Profile – Through its nonregulated Integrys Energy Services subsidiary, Integrys Energy Group provides retail natural gas and electric products to end-use customers in the upper Midwest and Northeastern regions of the United States. Integrys Energy Group has repositioned this subsidiary from a focus on significant growth in wholesale and retail markets across the United States and Canada, to a focus on selected retail markets with the expectation that recurring customer-based business will result in dependable cash and earnings contributions with a reduced risk and capital profile. In addition, Integrys Energy Services will continue to invest in energy assets with renewable attributes.

Integrating Resources to Provide Operational Excellence – Integrys Energy Group is committed to integrating resources of all its businesses, while meeting all applicable legal and regulatory requirements. This will provide the best value to customers and shareholders by leveraging the individual capabilities and expertise of each business and lowering costs. Integrys Energy Group believes the following recent developments have helped, or will help, integrate resources and provide operational excellence:

- Integrys Business Support, LLC (IBS), a wholly owned service company of Integrys Energy Group, was formed to achieve consolidation and efficient delivery of various support services, and to provide more consistent and transparent allocation of costs throughout Integrys Energy Group and its subsidiaries.
- "Operational Excellence" initiatives were implemented to provide top performance in the areas of project management, process improvement, contract administration, and compliance in order to reduce costs and manage projects and activities within appropriate budgets, schedules, and regulations.

Placing Strong Emphasis on Asset and Risk Management – Integrys Energy Group's asset management strategy calls for the continuous assessment of existing assets, the acquisition of assets, and contractual commitments to obtain resources that complement its existing business and strategy. The goal is to provide the most efficient use of resources while maximizing return and maintaining an acceptable risk profile. This strategy focuses on the disposition of assets, including property, plant, and equipment and entire business units, which are no longer strategic to ongoing operations, are not performing as needed, or have an unacceptable risk profile. Integrys Energy Group maintains a portfolio approach to risk and earnings. Integrys Energy Group's decision regarding the future of Integrys Energy Services illustrates its asset management strategy.

Integrys Energy Group's risk management strategy includes the management of market, credit, and operational risks through the normal course of business. Forward purchases and sales of electric capacity, energy, natural gas, and other commodities and the use of derivative financial instruments, including commodity swaps and options, allow for opportunities to reduce the risk associated with price movement in a volatile energy market. Each business unit manages the risk profile related to these instruments consistent with Integrys Energy Group's risk management policies, which are approved by the Board of Directors. The Corporate Risk Management Group, which reports through the Chief Financial Officer, provides corporate oversight.

Continuing Emphasis on Safe, Reliable, Competitively Priced, and Environmentally Sound Energy and Energy Related Services – Integrys Energy Group's mission is to provide customers with the best value in energy and energy related services. By effectively operating a mixed portfolio of generation assets and investing in new generation and natural gas distribution assets, while maintaining or exceeding environmental standards, Integrys Energy Group is able to provide a safe, reliable, value-priced service to its customers. Integrys Energy Group concentrates its efforts on improving and operating efficiently in order to reduce costs and maintain a low risk profile. Integrys Energy Group actively evaluates opportunities for increasing its focus on energy efficiency and for adding more renewable generation to provide additional environmentally sound energy to its portfolio. Integrys Energy Group believes the following activities have helped, and will continue to help, to provide safe, reliable, competitively priced, and environmentally sound energy and energy related services:

- Managing operations to minimize the impact on the environment. WPS's Weston 4 facility, completed in 2008, is one of the most efficient pulverized coal-fired electric generation units in the country with state-of-the-art environmental controls, which allows reductions in the amount of emissions produced. Integrys Energy Group also expects to maintain or decrease the amount of greenhouse gases released over time and supports research and development initiatives that will enable further progress toward decreasing its carbon footprint.

- Effectively operating a mixed portfolio of generation assets and investing in new generation and distribution assets, such as Weston 4, wind projects, and its natural gas connection to the Guardian II pipeline, ensures continued reliability for Integrys Energy Group's customers.

RESULTS OF OPERATIONS

	Year Ended December 31				
(Millions, except per share amounts)	**2009**	**2008**	**2007**	**Change in 2009 Over 2008**	**Change in 2008 Over 2007**
Natural gas utility operations	**$(172.1)**	$ 84.5	$ 28.7	N/A	194.4 %
Electric utility operations	**88.9**	92.6	87.4	(4.0)%	5.9 %
Integrys Energy Services operations	**2.5**	(61.5)	98.0	N/A	N/A
Electric transmission investment	**45.5**	39.7	30.3	14.6 %	31.0 %
Holding company and other operations	**(35.7)**	(28.9)	(49.1)	23.5 %	(41.1)%
Oil and natural gas operations	**–**	–	56.0	N/A	(100.0)%
Net income (loss) attributed to common shareholders	**$ (70.9)**	$126.4	$251.3	N/A	(49.7)%
Basic earnings (loss) per share	**$(0.92)**	$1.65	$3.51	N/A	(53.0)%
Diluted earnings (loss) per share	**$(0.92)**	$1.64	$3.50	N/A	(53.1)%
Average shares of common stock					
Basic	**76.8**	76.7	71.6	0.1 %	7.1 %
Diluted	**76.8**	77.0	71.8	(0.3)%	7.2 %

N/A= Not Applicable

Financial Results - 2009 Compared with 2008

Integrys Energy Group recognized a net loss attributed to common shareholders of $70.9 million ($0.92 net loss per share) in 2009 compared with net income attributed to common shareholders of $126.4 million ($1.64 diluted earnings per share) in 2008. Significant factors impacting the $197.3 million decrease in earnings were as follows (and are discussed in more detail thereafter).

- Earnings at the regulated natural gas utility segment decreased $256.6 million, driven by a $242.3 million increase in after-tax non-cash goodwill impairment losses period-over-period. A $16.2 million after-tax decrease in margin from lower period-over-period volumes, net of decoupling, also negatively impacted earnings. An $8.0 million after-tax increase in employee benefit costs, a $9.6 million after-tax increase in other operating and maintenance expenses related primarily to natural gas maintenance costs and workers compensation claims, and $4.1 million after-tax of restructuring costs related to workforce reductions also contributed to the decrease in earnings. These negative impacts were partially offset by a $17.4 million after-tax net positive impact that increased rates at certain natural gas utilities had on margin and a $10.6 million after-tax decrease in bad debt expense.

- Earnings at the regulated electric utility segment decreased $3.7 million, driven by a $20.2 million after-tax increase in operating expenses, including restructuring costs, a $3.7 million after-tax increase in other expenses primarily related to an increase in interest expense at WPS, and a $3.3 million increase in income taxes. Partially offsetting these increases in expenses was a $23.8 million after-tax increase in margin.

- Earnings at Integrys Energy Services increased $64.0 million, driven by a $127.3 million after-tax increase in Integrys Energy Services' margin year-over-year, primarily related to the positive year-over-year impact of inventory valuation adjustments recorded in prior periods, partially offset by non-cash accounting losses due to derivative fair value adjustments. Partially offsetting the increase in Integrys Energy Services' margin were an increase in the provision for income taxes, primarily due to an $18.4 million year-over-year decrease in income tax credits recognized, after-tax restructuring expenses of $17.4 million, after-tax losses of $17.3 million related to dispositions completed in connection with the strategy change primarily driven by timing differences caused by the accounting treatment for derivative and non-derivative contracts, and an after-tax increase in operating and maintenance expenses of $5.5 million.

- Earnings at the electric transmission investment segment increased $5.8 million year-over-year, due to an increase in income from Integrys Energy Group's approximate 34% ownership interest in ATC.

- Net loss at the holding company and other segment increased $6.8 million, driven by an increase in interest expense.

Financial Results - 2008 Compared with 2007

Integrys Energy Group recognized net income attributed to common shareholders of $126.4 million ($1.64 diluted earnings per share) in 2008 compared with $251.3 million ($3.50 diluted earnings per share) in 2007. Significant factors impacting the $124.9 million decrease in earnings were as follows (and are discussed in more detail thereafter).

- Earnings at the regulated natural gas utility segment increased $55.8 million, driven by the inclusion of PGL and North Shore Gas Company (NSG) for all of 2008 compared with only a partial year of operations in 2007 and by the positive impact of PGL's 2008 rate increase. From 2007 to 2008, earnings related to PGL and NSG increased $43.3 million. Also positively impacting earnings was an increase in natural gas sales volumes at WPS, Minnesota Energy Resources Corporation (MERC), and Michigan Gas Utilities Corporation (MGU), which drove a $6.6 million after-tax increase in margin.

- Earnings at the regulated electric utility segment increased $5.2 million, driven by a $7.0 million after-tax decrease in electric maintenance expenses, an approximate $6 million after-tax positive impact related to retail electric rate increases, and an approximate $6 million after-tax increase in wholesale margins, partially offset by an $8.3 million after-tax increase in electric transmission expenses and an approximate $7 million after-tax decrease in margin due to lower residential and commercial and industrial sales volumes as a result of cooler weather during the cooling season and customer conservation efforts.

- Earnings at Integrys Energy Services decreased $159.5 million, driven by a $131.0 million after-tax decrease in Integrys Energy Services' margin year-over-year, primarily related to non-cash accounting losses due to derivative fair value and inventory valuation adjustments, partially offset by an increase in retail electric margin. Also contributing to the decrease in Integrys Energy Services' earnings was a $13.4 million after-tax increase in operating and maintenance expenses, the year-over-year impact of the recognition of $17.1 million of after-tax earnings from Integrys Energy Services' investment in a synthetic fuel production facility in 2007, and a $10.9 million decrease in after-tax income from discontinued operations as a result of the sale of Niagara Generation, LLC in 2007. Partially offsetting the decrease in earnings was the recognition of $10.0 million of investment tax credits related to solar projects completed in the fourth quarter of 2008.

- Earnings at the oil and natural gas operations segment decreased $56.0 million. In connection with the Peoples Energy Corporation (PEC) merger, Integrys Energy Group announced its intent to divest of PEC's oil and natural gas production operations, Peoples Energy Production Company (PEP). PEP was sold in the third quarter of 2007. In 2007, PEP recognized earnings of $56.0 million, including $58.5 million of earnings reported as discontinued operations. The sale of PEP resulted in a $7.6 million after-tax gain in 2007.

- Earnings at the electric transmission investment segment increased $9.4 million year-over-year, due to an increase in income from Integrys Energy Group's ownership interest in ATC.

- Net loss at the holding company and other segment decreased $20.2 million, driven by lower operating expenses at the holding company, partially offset by the negative year-over-year impact on operating income of the reallocation of external costs to achieve merger synergies in 2007.

- Diluted earnings per share was impacted by a 5.2 million share (7.2%) increase in the weighted average number of outstanding shares of Integrys Energy Group common stock from 2007 to 2008. Integrys Energy Group issued 31.9 million shares of common stock on February 21, 2007, in conjunction with the PEC merger. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans in 2007.

Utility Operations

For 2009 and 2008, utility operations included the regulated natural gas utility segment, consisting of the natural gas operations of PGL, WPS, MERC, MGU, and NSG, and the regulated electric segment, consisting of the regulated electric operations of WPS and Upper Peninsula Power Company (UPPCO). The regulated natural gas operations of WPS, MERC, and MGU were included in results of operations for all of 2007, while the regulated natural gas operations of PGL and NSG were included in results of operations beginning on February 22, 2007.

Regulated Natural Gas Utility Segment Operations

	Year Ended December 31				
(Millions, except degree days)	**2009**	**2008**	**2007**	**Change in 2009 Over 2008**	**Change in 2008 Over 2007**
Revenues	**$2,237.5**	$3,025.9	$2,103.7	(26.1)%	43.8 %
Purchased natural gas costs	**1,382.0**	2,147.7	1,453.5	(35.7)%	47.8 %
Margins	**855.5**	878.2	650.2	(2.6)%	35.1 %
Operating and maintenance expense	**532.6**	539.1	427.4	(1.2)%	26.1 %
Goodwill impairment loss [1]	**291.1**	6.5	–	4,378.5 %	N/A
Restructuring expense [2]	**6.9**	–	–	N/A	N/A
Depreciation and amortization expense	**106.1**	108.3	97.7	(2.0)%	10.8 %
Taxes other than income taxes	**33.4**	32.1	33.1	4.0 %	(3.0)%
Operating income (loss)	**(114.6)**	192.2	92.0	N/A	108.9 %
Miscellaneous income	**3.1**	7.0	5.5	(55.7)%	27.3 %
Interest expense	**(52.2)**	(56.6)	(53.4)	(7.8)%	6.0 %
Other expense	**(49.1)**	(49.6)	(47.9)	(1.0)%	3.5 %
Income (loss) before taxes	**$ (163.7)**	$ 142.6	$ 44.1	N/A	223.4 %
Throughput in therms					
Residential	**1,602.8**	1,708.9	1,251.8	(6.2)%	36.5 %
Commercial and industrial	**501.4**	550.8	439.2	(9.0)%	25.4 %
Interruptible	**51.3**	60.1	59.4	(14.6)%	1.2 %
Interdepartmental	**9.5**	28.6	47.1	(66.8)%	(39.3)%
Transport	**1,641.6**	1,834.0	1,505.6	(10.5)%	21.8 %
Total sales in therms	**3,806.6**	4,182.4	3,303.1	(9.0)%	26.6 %
Weather					
Average heating degree days	**7,061**	7,257	N/M [3]	(2.7)%	N/A

[1] *See Note 10, "Goodwill and Other Intangible Assets," for more information.*
[2] *See Note 3, "Restructuring Expense," for more information.*
[3] *Not meaningful as the PEC merger was completed on February 21, 2007.*

2009 Compared with 2008

Revenues

Regulated natural gas utility segment revenue decreased $788.4 million, driven by:

- An approximate $648 million decrease in revenue as a result of an approximate 30% decrease in the average per-unit cost of natural gas sold by the regulated natural gas utilities during 2009 compared with 2008. For all of Integrys Energy Group's regulated natural gas utilities, prudently incurred natural gas commodity costs are passed directly through to customers in current rates.

- An approximate $166 million decrease in revenue as a result of lower year-over-year natural gas throughput volumes, driven by:

  - An approximate $83 million decrease related to lower overall volumes, including residential customer volumes, resulting from customer conservation and efficiency efforts. Lower volumes were also driven by decreased commercial and industrial customer volumes resulting from reduced demand related to changes in customers' plant operations and a decline in customer base at PGL and MGU, both of which Integrys Energy Group attributed to the general economic slowdown.

  - An approximate $70 million decrease as a result of warmer year-over-year weather during the heating season as indicated by the 2.7% decrease in average heating degree days.

  - An approximate $19 million decrease related to a reduction in volumes sold to the electric utility segment driven by the availability of lower cost power from Midwest Independent Transmission System Operator, Inc. (MISO), resulting in a decrease in the need for the electric utility to run its natural gas-fired peaking generation units.

  - This decrease in revenue was partially offset by the $6.0 million positive impact of decoupling mechanisms that were first effective for PGL and NSG on March 1, 2008, and for WPS on January 1, 2009. Under decoupling, these utilities are allowed to defer the difference between the actual and rate case authorized delivery charge components of margin from certain customers and adjust future rates in accordance with rules applicable to each jurisdiction.

- An approximate $20 million year-over-year net decrease in revenue from lower recovery of environmental cleanup expenditures at PGL and NSG related to former manufactured gas plant sites, partially offset by higher recovery of Enhanced Efficiency Program (EEP) expenses. The EEP was established in the 2008 PGL and NSG rate cases and is designed to encourage energy efficiency initiatives.

- The decrease in revenue was partially offset by the approximate $29 million year-over-year net positive impact of natural gas distribution rate cases and changes in rate design at the regulated natural gas utilities. See Note 24, "Regulatory Environment," for more information on these rate cases.

  - Effective January 14, 2009, MGU received a final rate order from the Michigan Public Service Commission (MPSC) for a natural gas distribution rate increase. On June 29, 2009, MERC received a final rate order granting a natural gas distribution rate increase. Prior to this final order, MERC had been granted interim rate relief effective October 1, 2008. Together, these rate increases had an approximate $19 million positive impact on revenue.

  - In 2009, PGL and NSG received the full impact of their 2008 natural gas distribution rate orders, which were effective February 14, 2008, and drove an approximate $5 million increase in revenue year-over-year.

  - Effective January 1, 2009, the Public Service Commission of Wisconsin (PSCW) required WPS to change its retail natural gas distribution rate design, which incorporates higher volumetric rates and lower fixed customer charges. In 2009, revenue increased approximately $5 million related to this change in rate design.

Margins

Regulated natural gas utility segment margin decreased $22.7 million, driven by:

- An approximate $27 million year-over-year decrease in margin resulting from the 9.0% decrease in natural gas throughput volumes attributed to the negative impact of the general economic slowdown, customer conservation and efficiency efforts, and warmer year-over-year weather. This decrease in margin includes the impact of decoupling mechanisms that were first effective for PGL and NSG on March 1, 2008, and for WPS on January 1, 2009. The decoupling mechanism for WPS's natural gas utility includes an annual $8.0 million cap for the deferral of any excess or shortfall from the rate case authorized margin. Approximately $7 million of additional margin was recognized at WPS due to a shortfall from the rate case authorized margin during 2009.

- An approximate $20 million year-over-year net decrease in margin due to lower recovery of environmental cleanup expenditures at PGL and NSG related to former manufactured gas plant sites, partially offset by an increase in recovery of EEP expenses. This decrease in margin was offset by a net decrease in operating expense from both the amortization of the related regulatory asset and EEP expenses and, therefore, had no impact on earnings.

- An approximate $2 million year-over-year decrease in margin at MGU related to an adjustment in the third quarter of 2008 for recovery of prior natural gas costs in a MPSC proceeding.

- The decrease in margin was partially offset by the approximate $29 million net positive year-over-year impact of rate orders and impacts of rate design changes at the regulated natural gas utilities.

Operating Income (Loss)

Operating results at the regulated natural gas utility segment decreased $306.8 million, from operating income of $192.2 million in 2008, to an operating loss of $114.6 million in 2009. This decrease was primarily driven by a year-over-year increase in non-cash goodwill impairment losses of $284.6 million and the $22.7 million decrease in natural gas margin, partially offset by a $0.5 million decrease in other operating expenses. See Note 10, "Goodwill and Other Intangible Assets," for information related to the goodwill impairment losses recorded in 2009 and 2008.

The year-over-year decrease in other operating expenses primarily related to:

- An approximate $20 million net decrease in amortization of the regulatory asset related to environmental cleanup expenditures of manufactured gas plant sites, partially offset by an increase in EEP expenses. Both of these costs were recovered from customers in rates.

- A $17.7 million decrease in bad debt expense driven by the impact lower energy prices had on overall accounts receivable balances and the implementation of bad debt expense tracking mechanisms at PGL, NSG, and MGU. PGL and NSG elected during the third quarter of 2009, under a new Illinois state law, to file for recovery from or refund to customers the difference between actual bad debt expense reported as a component of earnings and the bad debt expense included in utility rates retroactive to January 1, 2008. Bad debt expense also decreased as a result of MGU's rate order effective January 1, 2010, which established a bad debt expense tracking mechanism that allows for the deferral and subsequent recovery or refund of 80% of the difference between actual bad debt write-offs (net of recoveries) and bad debt expense included in utility rates. The bad debt mechanism allowed recovery of a portion of the December 31, 2009 accounts receivable reserve representing future bad debt write-offs. The decrease in bad debt expense attributed to the implementation of bad debt expense tracking mechanisms at the natural gas utilities was $9.3 million.

- These decreases were partially offset by:
  - A $13.4 million increase in employee benefit costs, partially related to an increase in pension expense resulting from negative pension investment returns in 2008, as well as higher health care related expenses in 2009.
  - Restructuring expenses of $6.9 million related to a reduction in workforce. See Note 3, "*Restructuring Expense*," for more information.
  - A $5.5 million increase in natural gas maintenance costs, primarily related to increased system inspection and maintenance requirements.
  - A $5.0 million increase in expenses related to workers compensation claims.
  - A $3.0 million charge related to an expected settlement at PGL and NSG.
  - A $2.5 million increase in amortization of a regulatory asset related to conservation program initiatives.

2008 Compared with 2007

Revenues

Regulated natural gas utility segment revenue increased $922.2 million, driven by:

- A combined increase in PGL and NSG natural gas utility revenue of $780.5 million, from $1,118.5 million during 2007, to $1,899.0 million during 2008. The increase in revenue at both of these natural gas utilities was driven primarily by the fact that they were not included in regulated natural gas utility results until after the PEC merger on February 21, 2007. Other factors that contributed to this combined increase include:
  - PGL's annualized rate increase effective February 14, 2008, which increased revenue year-over-year by approximately $61 million. See Note 24, "*Regulatory Environment*," for more information on the PGL and NSG rate cases.
  - Higher year-over-year natural gas prices. Increases in natural gas commodity costs are passed directly through to customers in rates.
  - Colder weather during the 2008 heating season, partially offset by energy conservation efforts by natural gas utility customers and a larger number of customer disconnections, which Integrys Energy Group believes resulted from high energy prices and a general slowdown in the economy.
- An increase in natural gas revenue of $141.7 million at the remaining natural gas utilities (WPS, MERC, and MGU) from $985.1 million during 2007, to $1,126.8 million during 2008, which resulted primarily from:
  - A combined $112.2 million increase in revenue driven by the approximate 13% increase in the per-unit cost of natural gas in 2008 compared with 2007.
  - A $43.4 million increase in revenue from colder weather during the 2008 heating season compared with 2007, evidenced by an approximate 11% year-over-year increase in heating degree days across these three utilities.
  - An increase in revenue from MERC's interim rate increase, effective October 1, 2008, for retail natural gas customers.
  - The combined increase in revenue at WPS, MGU, and MERC, was partially offset by a $17.9 million decrease in revenue driven by a decrease in year-over-year volumes normalized for the impact of weather, $15.6 million of which was driven by a 39.3% decrease in natural gas throughput volumes sold by WPS to its electric utility segment. The decrease in volumes sold to the electric utility segment was a result of a decrease in the need for the electric utility to run its peaking generation units during the 2008 summer cooling season because of cooler year-over-year weather. Additional electricity was also available within the electric utility segment from Weston 4, a coal-fired generating facility that became commercially operational in June 2008. The remaining decrease in weather normalized volumes was driven by energy conservation efforts of residential customers and a larger number of customer disconnections year-over-year, which Integrys Energy Group believes resulted from high energy prices and a general slowdown in the economy.

Margins

Regulated natural gas utility segment margin increased $228.0 million, primarily due to:

- An increase in the combined margin at PGL and NSG of $208.6 million, from $387.2 million in 2007 to $595.8 million in 2008. The increase in combined margin was driven by:
  - The acquisition of PGL and NSG on February 21, 2007. The combined operations for the entire heating season were included in the 2008 natural gas utility margin. However, only operations from the merger date through December 31, 2007, were included in the 2007 natural gas utility margin. Due to the seasonal nature of natural gas utilities, higher margins are generally derived during the heating season (first and fourth quarters).
  - The 2008 rate increase for PGL which resulted in an approximate $61 million increase in margin.
  - Colder than normal weather experienced by both PGL and NSG resulted in an approximate $7 million increase in 2008 margin before the decoupling mechanism went into effect on March 1, 2008.
- An increase in natural gas margin of $19.4 million at the remaining natural gas utilities (WPS, MERC, and MGU), primarily driven by:
  - A combined 5.2% increase in natural gas throughput volumes at WPS, MERC, and MGU, which had an approximate $11 million positive impact on natural gas utility margins. Colder year-over-year weather had an approximate $14 million positive impact on margins. Partially offsetting the positive impact of colder weather were energy conservation efforts by residential customers and a larger number of customer disconnections year-over-year, which had an approximate $3 million negative impact on margins.
  - The interim rate increase for MERC, effective October 1, 2008, which had a positive impact on natural gas margin.
  - An approximate $2 million year-over-year increase in margin at MGU related to an adjustment for recovery of prior natural gas costs in a MPSC proceeding.

Operating Income

Operating income at the regulated natural gas utility segment increased $100.2 million, driven by the $228.0 million increase in the natural gas utility margin, partially offset by a $127.8 million increase in operating expenses.

The increase in operating expenses was primarily related to an increase in combined operating expenses at PGL and NSG of $125.8 million, from $368.7 million for 2007 to $494.5 million for 2008.

The increase in operating expenses related to PGL and NSG was primarily driven by:

- The acquisition of these natural gas utilities on February 21, 2007. As a result, operating expenses for the period January 1, 2007 to the acquisition date were not included in the 2007 operating results.
- A non-cash goodwill impairment charge of $6.5 million recognized in the second quarter of 2008 related to NSG.
- A combined increase in bad debt expense, driven by the impact of high energy prices and worsening economic conditions on overall accounts receivable balances.

Other Expense

Other expense at the regulated natural gas utilities increased $1.7 million, driven by a $3.2 million increase in interest expense, partially offset by a $1.5 million increase in miscellaneous income. The increase in other expense was a result of:

- A $6.1 million increase in combined interest expense at PGL and NSG, from $30.3 million in 2007 to $36.4 million in 2008. The increase in interest expense at PGL and NSG is primarily due to the fact that these utilities were first acquired on February 21, 2007, and, therefore, did not recognize a full year of interest expense in 2007. The increase in interest expense was also due to additional long-term debt borrowings and higher interest rates on new and remarketed long-term debt.
- The increase in other expense was offset by:
  - A $2.6 million increase in Allowance for Funds Used During Construction (AFUDC) at WPS related to the construction of natural gas laterals for connection to the Guardian II pipeline.
  - A decrease in interest expense resulting from a decrease in short-term borrowing levels and a decrease in interest rates for WPS's natural gas segment.

Regulated Electric Utility Segment Operations

	Year Ended December 31				
(Millions, except degree days)	**2009**	**2008**	**2007**	**Change in 2009 Over 2008**	**Change in 2008 Over 2007**
Revenues	**$1,301.6**	$1,328.9	$1,246.1	(2.1)%	6.6 %
Fuel and purchased power costs	**584.5**	651.5	636.5	(10.3)%	2.4 %
Margins	**717.1**	677.4	609.6	5.9 %	11.1 %
Operating and maintenance expense	**392.0**	375.3	321.1	4.4 %	16.9 %
Restructuring expense	**8.6**	–	–	N/A	N/A
Depreciation and amortization expense	**90.3**	84.3	80.1	7.1 %	5.2 %
Taxes other than income taxes	**46.6**	44.3	43.2	5.2 %	2.5 %
Operating income	**179.6**	173.5	165.2	3.5 %	5.0 %
Miscellaneous income	**4.8**	6.0	8.3	(20.0)%	(27.7)%
Interest expense	**(41.6)**	(36.7)	(32.4)	13.4 %	13.3 %
Other expense	**(36.8)**	(30.7)	(24.1)	19.9 %	27.4 %
Income before taxes	**$ 142.8**	$ 142.8	$ 141.1	– %	1.2 %
Sales in kilowatt-hours					
Residential	**3,043.0**	3,064.5	3,173.6	(0.7)%	(3.4)%
Commercial and industrial	**8,155.5**	8,632.8	8,750.9	(5.5)%	(1.3)%
Wholesale	**5,079.1**	4,764.6	4,024.9	6.6 %	18.4 %
Other	**40.0**	42.6	42.4	(6.1)%	0.5 %
Total sales in kilowatt-hours	**16,317.6**	16,504.5	15,991.8	(1.1)%	3.2 %
Weather – WPS:					
Heating degree days	**7,962**	7,969	7,102	(0.1)%	12.2 %
Cooling degree days	**274**	464	634	(40.9)%	(26.8)%
Weather – UPPCO:					
Heating degree days	**9,317**	9,348	8,625	(0.3)%	8.4 %
Cooling degree days	**99**	138	352	(28.3)%	(60.8)%

2009 Compared with 2008

Revenues

Regulated electric utility segment revenues decreased $27.3 million, driven by:

- A 5.5% decrease in commercial and industrial sales volumes and a 0.7% decrease in residential sales volumes, which resulted in an approximate $23 million year-over-year decrease in revenue, after the impact of decoupling. The primary drivers of the decrease were:
  - An approximate $31 million year-over-year decrease due to lower demand related to changes in commercial and industrial customers' plant operations, which Integrys Energy Group attributed mainly to the general economic slowdown.
  - An approximate $6 million decrease primarily related to cooler year-over-year weather during the cooling season as evidenced by the decrease in cooling degree days at both WPS and UPPCO.
  - These decreases in volumes were partially offset by the $14.0 million impact that decoupling, which went into effect on January 1, 2009, had on WPS's revenue. Under decoupling, WPS is allowed to defer the difference between its actual margin and the rate case authorized margin recognized from residential and small commercial and industrial customers. This four-year pilot program for electric decoupling has an annual $14.0 million cap for the deferral of any excess or shortfall from the rate case authorized margin. This cap was reached during the second quarter of 2009; therefore, no additional decoupling deferral was allowed for additional shortfalls from authorized margin for the second half of the year.
- An approximate $22 million year-over-year reduction in revenue related to refunds due to customers in both 2009 and 2008 related to WPS's over-collection of fuel costs. On April 23, 2009, the PSCW made 2009 fuel cost recovery subject to refund, effective April 25, 2009, as actual and projected fuel costs for the remainder of the year were estimated to be below the 2% fuel window. See Note 24, "*Regulatory Environment*," for more information on WPS's fuel window.
- An approximate $14 million year-over-year decrease in opportunity sales driven by lower demand and the availability of lower-cost power from the MISO market.
- These decreases in regulated electric utility segment revenue were partially offset by:
  - An approximate $19 million increase driven by higher wholesale volumes due to an increase in contracted sales volumes to a large wholesale customer and an increase in the wholesale demand rate, effective January 1, 2009, to recover costs related to Weston 4.
  - An approximate $15 million increase in revenue from the combined effect of the July 4, 2008 fuel surcharge, a portion of which was incorporated into WPS's 2009 non-fuel base retail electric rates, and the full year's benefit of the 2008 retail electric rate increase, effective January 16, 2008, for WPS.

Margins

The regulated electric utility segment margin increased $39.7 million, driven by:

- An approximate $20 million year-over-year increase in margin from wholesale customers related to increases in contracted sales volumes with an existing customer and an increase in the wholesale demand rate, effective January 1, 2009, to recover costs related to Weston 4.
- An approximate $14 million year-over-year increase in margin from the combined effect of the July 4, 2008 fuel surcharge, a portion of which was incorporated into WPS's 2009 non-fuel base retail electric rates, and the full year's benefit of the 2008 retail electric rate increase, effective January 16, 2008, for WPS.
- An approximate $11 million year-over-year increase in WPS's regulated electric utility margin due to fuel and purchased power costs that were approximately $12 million lower than what was recovered in rates during 2009, compared with fuel and purchased power costs that were approximately $1 million lower than what was recovered in rates during 2008.
- The increase in margin was partially offset by an approximate $4 million year-over-year decrease in margin, after the impact of the WPS decoupling mechanism, caused by a 4.3% year-over-year decrease in sales volumes to residential and commercial and industrial customers. The $14.0 million impact of decoupling partially offset the approximate $18 million decrease in margin due to lower sales volumes, which was attributed to the general economic slowdown and cooler year-over-year weather during the cooling season.

Operating Income

Operating income at the regulated electric utility segment increased $6.1 million, driven by the $39.7 million increase in margin, partially offset by a $33.6 million increase in operating expenses.

The increase in operating expenses was driven by:

- $8.6 million in restructuring expenses related to a reduction in workforce. See Note 3, "*Restructuring Expense*," for more information.
- An $8.2 million increase in electric maintenance expenses at WPS, primarily related to a greater number of planned outages at the generation plants during 2009, compared with 2008.
- An $8.1 million increase in employee benefit costs, primarily related to an increase in pension expense driven partially by negative pension investment returns in 2008, as well as higher health care related expenses in 2009.
- A $5.6 million increase in depreciation and amortization expense at WPS, primarily related to Weston 4 being placed in service for accounting purposes in April 2008.

Other Expense

Other expense at the regulated electric utilities increased $6.1 million, driven by:

- A $4.9 million increase in interest expense, primarily related to increased long-term borrowings at WPS in December 2008. The additional borrowings were utilized to fund various construction projects, most notably the Crane Creek wind generation project in Iowa.
- A $2.5 million decrease in interest earned on the transmission facilities WPS funded on ATC's behalf. WPS was reimbursed by ATC for these transmission facilities in April 2008.

2008 Compared with 2007

Revenues

Regulated electric utility segment revenue increased $82.8 million, driven by:

- A 3.2% increase in electric sales volumes, which resulted in an approximate $26 million increase in revenue year-over-year, related to:

- An 18.4% increase in wholesale volumes year-over-year, which drove an approximate $48 million increase in revenue. There was an approximate $36 million increase in opportunity sales year-over-year as the electric utility had more low-cost generation with Weston 4 becoming commercially operational in 2008, combined with available capacity from lower sales volumes to residential customers. In addition, WPS experienced an approximate $12 million increase in wholesale revenue, driven by higher contracted sales volumes to a large wholesale customer year-over-year.
- The increase in revenue related to wholesale volumes was partially offset by a 3.4% decrease in residential sales volumes and a 1.3% decrease in commercial and industrial sales volumes year-over-year, which drove an approximate $22 million decrease in revenue. Of this decrease in revenue, approximately $13 million related to energy conservation efforts on the part of residential customers, which is believed to be the result of high energy prices and the general economic slowdown. Approximately $6 million related to decreased demand by commercial and industrial customers in the third and fourth quarters of 2008 as the economy weakened. In addition, cooler weather during the 2008 cooling season compared with 2007 contributed approximately $3 million to the decrease in revenue.

- An interim fuel surcharge approved by the PSCW for WPS's retail electric customers effective March 22, 2008, related to higher fuel and purchased power costs. In addition, a surcharge increase was approved by the PSCW effective July 4, 2008. Both orders combined had an overall impact on revenue of approximately $25 million. Contributing factors in this rate change were increased purchased power costs due to lower-than-expected generation from the new Weston 4 power plant during the start-up phases, increased coal and coal transportation costs, and increased natural gas costs. On September 30, 2008, the PSCW reopened the 2008 fuel surcharge to review forecasted fuel costs as WPS's current and anticipated annual fuel costs were below those projected in the fuel surcharge. As a result of these lower costs, WPS accrued at December 31, 2008, a refund payable in 2009 to its electric customers of approximately $5 million, which is excluded from the $25 million noted above. See Note 24, "*Regulatory Environment,*" for more information on WPS's interim fuel surcharges.
- A retail electric rate increase, effective January 16, 2008, which contributed an approximate $23 million increase in revenue. The full benefit of the 2007 retail electric rate increase, effective January 12, 2007, also contributed to the increase in revenue year-over-year. Per the PSCW's order approving the PEC merger, WPS was not permitted to increase its base rates for natural gas or electric service prior to January 1, 2009. However, WPS was allowed to adjust rates for changes in purchased power costs as well as fuel costs related to electric generation due to changes in New York Mercantile Exchange (NYMEX) natural gas futures prices, delivered coal prices, and transmission costs. The increase also included recovery of deferred 2005 and 2006 MISO Day 2 costs over a one-year period. See Note 24, "*Regulatory Environment,*" for more information on WPS's rate increase.
- An approximate $5 million increase in revenue at UPPCO related to increased energy and transmission costs in 2008 compared with 2007. Increases in fuel and purchased power costs at UPPCO are passed directly through to customers in rates.

Margins

The regulated electric utility segment margin increased $67.8 million, driven by an increase in electric margin at WPS. The $68.4 million increase in the electric margin at WPS was a result of:

- A $54.0 million partial refund to Wisconsin retail customers in 2007 for their portion of proceeds from the liquidation of the Kewaunee nonqualified decommissioning trust fund. Pursuant to regulatory accounting, the decrease in the 2007 margin related to the refund was offset by a corresponding decrease in operating and maintenance expense in 2007 and, therefore, did not have an impact on earnings. WPS completed this refund in 2007.
- An approximate $10 million increase in margin from the 2008 retail electric rate increase effective January 16, 2008, and the full benefit of the 2007 retail electric rate increase effective January 12, 2007.
- An approximate $10 million increase in margin driven by higher contracted sales volumes to a large wholesale customer year-over-year.
- An approximate $5 million increase in regulated electric utility margin year-over-year driven by fuel and purchased power costs that were approximately $1 million lower than what was recovered in rates during 2008, compared with fuel and purchased power costs that were approximately $4 million higher than what was recovered in rates during 2007. As a result of approximately $23 million of under-recovered fuel and purchased power costs in the first quarter of 2008, the PSCW approved an interim rate surcharge effective March 22, 2008, and subsequently approved a higher final surcharge effective July 4, 2008. The $5 million increase in electric margin includes lower fuel costs from the fuel window reset and the net impact of the refund accrued at December 31, 2008, payable in 2009 to electric customers from the reopening of the 2008 fuel surcharge on September 30, 2008, by the PSCW.
- These increases in the electric margin were partially offset by an approximate $11 million decrease in margin due to a decline in residential, commercial and industrial sales volumes. Of this decrease, approximately $8 million related to energy conservation efforts on the part of residential customers, which is believed to be the result of high energy prices and the general economic slowdown. Approximately $1 million related to decreased demand by commercial and industrial customers in the third and fourth quarters of 2008 as the economy worsened. In addition, cooler weather during the 2008 cooling season compared with 2007 contributed approximately $2 million to the decrease in gross margin.

Operating Income

Operating income at the regulated electric utility segment increased $8.3 million, driven by the $67.8 million increase in the electric utility margin, partially offset by a $59.5 million increase in operating expenses.

The increase in operating expenses was driven by:

- A $54.0 million year-over-year increase related to the partial amortization in 2007 of the regulatory liability previously recorded for WPS's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to Wisconsin retail electric ratepayers.
- A $13.8 million increase in electric transmission expenses, primarily related to higher rates charged by MISO and ATC due to additional transmission costs.
- A $6.1 million increase in cost of capital and depreciation expense charged by IBS for assets transferred from WPS to IBS in the beginning of 2008 and reported as operating and maintenance expense in 2008. Similar costs were reported as depreciation and amortization expense in 2007, prior to the start-up of IBS.
- A $4.2 million increase in depreciation and amortization expense, primarily related to $9.2 million of depreciation expense from Weston 4 being placed in service for accounting purposes in April 2008, partially offset by a decrease in depreciation related to assets transferred to IBS and reported in operating and maintenance expense in 2008.

These increases in operating expenses were partially offset by:

- An $11.6 million decrease in electric maintenance expenses at WPS, primarily due to major planned outages at the Weston 2 and Weston 3 generation stations, the De Pere Energy Center, and the Pulliam generation station, as well as several unplanned outages at the Weston 3 generation station in 2007, compared with fewer outages in 2008.

- A decrease in external costs to achieve merger synergies of $6.6 million related to the merger with PEC, from $12.3 million in 2007, to $5.7 million in 2008. This decrease occurred primarily because all external costs to achieve merger synergies incurred from July 2006 through March 2007 were reallocated in 2007 from the holding company segment to the other reportable segments, including the regulated electric segment. These reportable segments are the beneficiaries of the synergy savings resulting from the costs to achieve merger synergies. In addition, the reduction in 2008 external costs to achieve merger synergies was due to less integration work required in 2008 compared with 2007.

Other Expense
Other expense at the regulated electric utilities increased $6.6 million, driven by a $4.3 million increase in interest expense and a $2.3 million decrease in miscellaneous income.

- The increase in interest expense was due to higher long-term borrowings at WPS, primarily utilized to fund various construction projects and to retire short-term borrowing levels related to construction.

- The decrease in miscellaneous income was driven by:
  - A $1.4 million decrease in interest income recognized related to the construction of transmission facilities WPS funded on ATC's behalf related to Weston 4. WPS was reimbursed for these transmission facilities by ATC in April 2008.
  - A $1.8 million gain on the sale of a generation facility by UPPCO in July 2007.
  - The decrease in miscellaneous income was partially offset by an increase in AFUDC related to the wind generation project.

Integrys Energy Services' Operations

Integrys Energy Services is a diversified nonregulated energy supply and services company serving residential, commercial, and industrial customers. See "*Introduction*," for a discussion of the revised strategy for Integrys Energy Services.

	Year Ended December 31				
(Millions, except natural gas sales volumes)	**2009**	**2008**	**2007**	**Change in 2009 Over 2008**	**Change in 2008 Over 2007**
Revenues	**$3,994.0**	$9,735.2	$6,979.7	(59.0)%	39.5 %
Cost of fuel, natural gas, and purchased power	**3,696.1**	9,649.5	6,675.6	(61.7)%	44.5 %
Margins	**297.9**	85.7	304.1	247.6 %	(71.8)%
Margin Detail					
Electric and other margins	**190.1**	(15.7)	164.9	N/A	N/A
Natural gas margins	**107.8**	101.4	139.2	6.3 %	(27.2)%
Operating and maintenance expense	**190.8**	181.7	159.4	5.0 %	14.0 %
Restructuring expense	**27.2**	–	–	N/A	N/A
Loss on Integrys Energy Services dispositions related to strategy change	**28.9**	–	–	N/A	N/A
Depreciation and amortization	**19.3**	14.5	14.4	33.1 %	0.7 %
Taxes other than income taxes	**7.4**	7.8	7.1	(5.1)%	9.9 %
Operating income (loss)	**24.3**	(118.3)	123.2	N/A	N/A
Miscellaneous income (expense)	**6.0**	8.7	(0.3)	(31.0)%	N/A
Interest expense	**(13.1)**	(12.1)	(13.5)	8.3 %	(10.4)%
Other expense	**(7.1)**	(3.4)	(13.8)	108.8 %	(75.4)%
Income (loss) before taxes	**$ 17.2**	$ (121.7)	$ 109.4	N/A	N/A
Gross volumes (includes volumes both physically delivered and net settled)					
Wholesale electric sales volumes in kwh	**222,178.5**	184,446.3	132,623.6	20.5 %	39.1 %
Retail electric sales volumes in kwh	**15,264.3**	16,680.9	14,849.7	(8.5)%	12.3 %
Wholesale natural gas sales volumes in bcf	**424.0**	642.8	483.1	(34.0)%	33.1 %
Retail natural gas sales volumes in bcf	**239.3**	339.2	368.8	(29.5)%	(8.0)%
Physical volumes (includes only transactions settled physically for the periods shown)					
Wholesale electric sales volumes in kwh *	**3,965.2**	4,634.1	3,599.7	(14.4)%	28.7 %
Retail electric sales volumes in kwh *	**15,045.3**	16,561.3	14,584.4	(9.2)%	13.6 %
Wholesale natural gas sales volumes in bcf *	**402.5**	594.9	445.6	(32.3)%	33.5 %
Retail natural gas sales volumes in bcf *	**236.7**	336.0	319.4	(29.6)%	5.2 %

** Represents gross physical volumes.*
kwh – kilowatt-hours, bcf – billion cubic feet

2009 Compared with 2008

Revenues

- Revenues decreased $5,741.2 million in 2009, compared with 2008, primarily due to:
  - Lower energy prices, as the average market price of natural gas and electricity decreased approximately 45% and 40% year-over-year, respectively.
  - Lower sales volumes, as wholesale transactions were scaled back in conjunction with the global credit crisis in the latter half of 2008, and continue to be scaled back with Integrys Energy Services' strategy change and ultimate decision to exit its wholesale natural gas and electric businesses. See "*Introduction*" above and Note 4, "*Dispositions*," for a discussion of the current strategy for Integrys Energy Services.

Margins

Changes in commodity prices subject a portion of the nonregulated operations to earnings volatility, driven primarily by its wholesale trading and marketing operations. Integrys Energy Services uses financial instruments to economically hedge risks associated with physical transactions. The financial instruments essentially lock in margin on these transactions by mitigating the impact of fluctuations in market conditions, changing commodity prices, volumetric exposure, and other associated risks. Because many of the derivative instruments utilized in these transactions may not qualify, or are not designated, as hedges under United States Generally Accepted Accounting Principles (GAAP), reported earnings for the Integrys Energy Services segment includes changes in the fair values of many of the derivative instruments. These values may change significantly from period to period and are reflected as unrealized gains or losses within margin. Fluctuations in the fair value of the nonderivative instruments (such as certain customer contracts, as well as natural gas storage and transportation contracts) do not impact margin until settlement, as these transactions do not meet the GAAP definition of derivative instruments.

Integrys Energy Services' margins increased $212.2 million in 2009, compared with 2008. The significant items contributing to the change in margin were as follows:

Electric and Other Margins

Integrys Energy Services' electric and other margins increased $205.8 million during 2009, compared with 2008. The following items were the most significant contributors to the change in Integrys Energy Services' electric and other margins.

Realized wholesale electric margin

Realized wholesale electric margin increased $18.8 million, from $59.4 million during 2008, to $78.2 million during 2009.

Wholesale transactions and structured origination activity were scaled back in conjunction with the global credit crisis in the latter half of 2008 and continue to be scaled back with Integrys Energy Services' strategy change and ultimate decision to exit its wholesale electric business. See "*Introduction*" above and Note 4, "*Dispositions*," for a discussion of the current strategy for Integrys Energy Services.

In general, realized margins are impacted by transaction activity in prior periods, as Integrys Energy Services recognizes realized margin when the contracts actually settle, which typically occurs over a 12- to 24-month period from the time the contract was actually entered into. In 2009, realized margins benefited from the settlement of contracts that were entered into prior to the implementation of Integrys Energy Services' strategy change.

Realized retail electric margin

The realized retail electric margin increased $19.7 million, from $62.3 million in 2008, to $82.0 million in 2009. The increase was driven by:

- A $14.1 million increase in the more mature markets, such as Illinois and New York, as Integrys Energy Services realized the benefits of including higher capital costs in its pricing in the first half of the year.
- A $6.5 million increase from operations in the Texas market. This increase is a result of the positive year-over-year impact of lower ancillary service costs compared to the prior year and the effects of Hurricane Ike in the third quarter of 2008. Hurricane Ike disrupted the electric infrastructure in Texas for a period of time, causing some of Integrys Energy Services' customers to be without electricity or buy only a fraction of their normal energy usage during that period.

Retail and wholesale electric fair value adjustments

Integrys Energy Services' margin from retail and wholesale electric fair value adjustments increased $167.3 million, as it recognized $137.4 million of non-cash unrealized losses related to derivative instruments in 2008, compared with $29.9 million of non-cash unrealized gains during 2009.

The non-cash unrealized gains and losses resulted from the application of GAAP derivative accounting rules to Integrys Energy Services' portfolio of electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The fair value adjustments recorded in 2009 include margin reductions of $2.0 million related to the settlement of derivative contracts entered into with the purchaser of the Canadian electric power portfolio, as discussed in Note 4, "*Dispositions.*"

Natural Gas Margins

Integrys Energy Services' natural gas margins increased $6.4 million in 2009, compared with 2008. The following items were the most significant contributors to the change in Integrys Energy Services' natural gas margins.

Lower-of-cost-or-market inventory adjustments

The combined effect of lower-of-cost-or-market inventory write-downs and withdrawals from storage of natural gas for which write-downs had previously been recorded resulted in a $322.7 million year-over-year increase in the natural gas margin. The average market price of natural gas decreased approximately 5% during 2009 and decreased approximately 22% during 2008, driving a positive year-over-year change in natural gas margins of $129.2 million related to lower-of-cost-or-market inventory write-downs. These lower-of-cost-or-market inventory write-downs were required to reflect natural gas in storage at the end of the period at its net realizable value, as required by GAAP. The natural gas withdrawn from storage and sold to customers in 2009 had a $193.5 million lower cost basis as a result of lower-of-cost-or-market inventory write-downs recorded in prior periods. At December 31, 2009, natural gas inventory had a lower cost basis as a result of lower-of-cost-or-market inventory write-downs recorded in prior periods of $11.6 million.

Other realized retail natural gas margins

Other realized retail natural gas margins increased $17.2 million, from $51.5 million in 2008, to $68.7 million in 2009. The increase was due to Integrys Energy Services' withdrawal of a significant amount of natural gas during 2009 in order to improve its liquidity position, recognizing realized gains on these natural gas storage withdrawals. Also, per-unit retail natural gas margins were higher period-over-period as more recently contracted sales commitments reflect increased business risk and financing costs in the pricing. Offsetting the increase was a decrease in Integrys Energy Services' natural gas sales volumes year-over-year. Integrys Energy Services significantly reduced the number of natural gas storage transactions entered into as Integrys Energy Group implemented its strategy change for its nonregulated energy services business segment.

Other realized wholesale natural gas margins

Other realized wholesale natural gas margins decreased $23.3 million, from $64.1 million in 2008, to $40.8 million in 2009. In conjunction with the global credit crisis in the latter half of 2008, wholesale natural gas transactions were scaled back and continue to be scaled back with Integrys Energy Services' strategy change and ultimate decision to exit its wholesale natural gas business. The reduced activity had a negative impact on realized margins in 2009. See "*Introduction*" above, and Note 4, "*Dispositions*," for a discussion of the current strategy for Integrys Energy Services.

Fair value adjustments

Fair value adjustments required under derivative accounting rules primarily related to changes in the fair market value of contracts utilized to mitigate market price risk associated with certain natural gas storage contracts, as well as basis swaps utilized to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts.

The fair value adjustments (excluding lower-of-cost-or-market inventory adjustments) drove a $310.2 million decrease in natural gas margins as unrealized losses on these instruments were $157.1 million during 2009, compared with unrealized gains of $153.1 million during 2008. The fair value adjustments recorded in 2009 include a net increase in margin of $14.4 million related to the settlement of derivative contracts entered into with the purchasers of the wholesale natural gas marketing business and the Canadian natural gas portfolio, as discussed in Note 4, "*Dispositions*."

Operating Income (Loss)

Integrys Energy Services' operating income increased $142.6 million year-over-year. This increase resulted from the $212.2 million increase in margin discussed above, partially offset by losses of $28.9 million related to dispositions completed in connection with the strategy change; $27.2 million of restructuring expenses, which included employee-related costs, the write-off of capitalized development costs related to software that will not be utilized because of the restructuring, and consulting and legal fees; a $9.1 million increase in operating and maintenance expense; and a $4.8 million increase in depreciation and amortization expense primarily related to renewable energy asset additions.

The increase in operating and maintenance expense was driven by a one-time $9.0 million novation fee related to an agreement with a counterparty that enabled Integrys Energy Services to consolidate certain wholesale financial and physical contracts that were previously entered into with multiple counterparties, allowing Integrys Energy Services to reduce collateral support requirements.

See Note 3, "*Restructuring Expense*," for a discussion of restructuring charges.

2008 Compared with 2007

Revenues

Revenues increased $2,755.5 million in 2008 compared with 2007, primarily due to increased volumes (in part due to the PEC merger in 2007) and higher average sales prices in 2008. Average sales prices rose in 2008 due to large market price increases from January 1, 2008 through June 30, 2008. Market prices began to decline beginning in the third quarter of 2008 and continued to decline through the end of the year to levels below that of January 1, 2008. Integrys Energy Services recognizes revenue at the time energy is delivered. As a result, revenues at the end of the year were recognized based on the higher market prices from contracts entered into earlier in the year.

Margins

Integrys Energy Services' margin decreased $218.4 million from 2007 to 2008. The significant items contributing to the change in margin were as follows:

Electric and Other Margins

Integrys Energy Services' electric and other margins decreased $180.6 million from 2007 to 2008. The 2008 and 2007 electric and other margin included the negative impact of $8.8 million and $15.2 million, respectively, of amortization related to purchase accounting adjustments required as a result of the PEC merger. The following items were the most significant contributors to the change in Integrys Energy Services' electric and other margins.

Realized gains on structured origination contracts

Realized gains on structured origination transactions increased $6.2 million, from $18.1 million in 2007 to $24.3 million in 2008. Origination transactions are physical, customer-based agreements with municipalities, merchant generators, cooperatives, and regulated utilities. The increase was primarily due to growth in existing markets with an emphasis on structured transactions with small environmentally friendly generators.

All other realized wholesale electric margin

All other realized wholesale electric margin decreased $19.4 million from 2007 to 2008. In general, realized margins are impacted by trading activity in prior periods. Integrys Energy Services recognizes realized margins when the contracts actually settle, which can lag as much as 12 to 24 months from the time the contract was actually entered into. The reduced volume of proprietary trading that began in 2007 reduced realized margins in 2008.

Realized retail electric margin

The realized retail electric margin increased $28.1 million from $34.2 million in 2007, to $62.3 million in 2008. The change was primarily due to the following:

- An increase of $19.5 million from operations in Illinois due to the addition of new customers as a result of the PEC merger, as well as a reduced impact from purchase accounting in 2008.
- A $12.7 million increase due to expansion in the Mid-Atlantic region and the resolution of certain regulatory issues in northern Maine.
- Partially offsetting these increases was a $3.4 million decrease from operations in Texas. This reduction was a result of higher ancillary costs in Texas and the effects of Hurricane Ike, which disrupted the electric infrastructure in Texas for a period of time, causing some of Integrys Energy Services' customers to be without electricity or take only a fraction of their normal load during that period.

Retail and wholesale fair value adjustments

From 2007 to 2008, Integrys Energy Services' margin from electric retail and wholesale fair value adjustments decreased $176.8 million, as it recognized $137.4 million of non-cash unrealized losses related to derivative instruments in 2008, compared with $39.4 million of non-cash unrealized gains during 2007.

Although energy prices rose approximately 20% in the first half of 2008, they declined approximately 45% in the second half of the year, which led to the recognition of large non-cash unrealized losses in 2008 on these electric customer supply contracts. These unrealized losses turn around in future years as the contracts settle. The mark-to-market activity also reflects increases in portfolio reserves in recognition of the increased risk of credit losses and reduced market liquidity. Finally, the mark-to-market activity was also negatively impacted as the short-term cost of borrowing increased. The discount rate is a component of the fair value of Integrys Energy Services' derivative portfolio and, therefore, increased interest rates resulted in a reduction in the fair value presented on the balance sheet. In 2007, energy prices increased, resulting in unrealized gains.

Oil option activity

Oil option activity drove a $19.6 million decrease in electric and other margins from 2007 to 2008. There was no activity related to these oil options in 2008. Prior to 2008, oil options were utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits. However, companies can no longer generate tax credits from the production of synthetic fuel as the provisions of Section 29/45K of the Internal Revenue Code expired effective December 31, 2007. As a result, Integrys Energy Services exercised substantially all of its remaining oil options in 2007.

2005 liquidation of electric supply contract

In the fourth quarter of 2005, an electricity supplier exiting the wholesale market in Maine requested that Integrys Energy Services liquidate a firm contract to buy power in 2006 and 2007. At that time, Integrys Energy Services recognized an $8.2 million gain related to the liquidation of the contract and entered into a new contract with another supplier for firm power in 2006 and 2007 to supply its customers in Maine. The cost to purchase power under the new contract was more than the cost under the liquidated contract. The replacement contract increased the cost of purchased power needed to serve customers in Maine by $0.9 million in 2007. There was no impact on electric margin in 2008, resulting in a $0.9 million increase in realized wholesale electric margins from 2007 to 2008.

Natural Gas Margins

Integrys Energy Services' natural gas margins decreased $37.8 million from 2007 to 2008. The 2008 and 2007 natural gas margins included the negative impact of $5.0 million and $6.1 million, respectively, of amortization related to purchase accounting adjustments required as a result of the PEC merger. The following items were the most significant contributors to the change in Integrys Energy Services' natural gas margins.

Lower-of-cost-or-market inventory adjustments

The spot price of natural gas decreased significantly during the second half of 2008 (below the average cost of natural gas in inventory which Integrys Energy Services had acquired and injected earlier in 2008), which resulted in a lower-of-cost-or-market inventory write-down, as required by GAAP. This write-down resulted in a $160.3 million decrease in non-cash realized natural gas margins from 2007 to 2008. The negative impact on realized margin related to these inventory write-downs was offset by unrealized gains recognized in 2008 and 2007 on derivative instruments utilized to mitigate the price risk on natural gas inventory underlying natural gas storage transactions (See "Fair value adjustments" below).

Other realized natural gas margins

Other realized natural gas margins increased $8.0 million, from $107.6 million in 2007, to $115.6 million in 2008, primarily related to realized gains on wholesale natural gas storage transactions. In 2008, Integrys Energy Services increased its storage withdrawals, which drove the year-over-year increase in other realized natural gas margins. In addition, Integrys Energy Services placed greater emphasis on structured wholesale natural gas transactions in 2008 in existing markets, which also contributed to the increase. These structured transactions involve serving customers such as regulated utilities, pipelines, retail marketers, and other large end users of natural gas.

Spot to forward differential

Integrys Energy Services experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. Integrys Energy Services' policy is to hedge the value of natural gas storage with contracts in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, Integrys Energy Services experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions.

The natural gas storage cycle had a positive $5.5 million impact on natural gas margins from 2007 to 2008. There was no material impact on margin as a result of the natural gas storage cycle in 2007 compared with a $5.5 million positive impact in 2008. At December 31, 2008, the market value of natural gas in storage was not significantly different than the market value of future sales contracts related to the 2008/2009 natural gas storage cycle.

Fair value adjustments

In 2008, fair value adjustments drove a $109.0 million increase in the natural gas margins as unrealized gains on these instruments were $147.6 million in 2008, compared with unrealized gains of $38.6 million in 2007.

Operating Income (Loss)

Operating income at Integrys Energy Services decreased $241.5 million year-over-year. This decrease resulted primarily from the $218.4 million decrease in margin discussed above. In addition, operating and maintenance expense increased $22.3 million, driven largely by a $9.1 million increase in bad debt expense, $7.3 million of which resulted from the bankruptcy of Lehman Brothers in the third quarter of 2008; a $5.1 million increase in broker commissions as a result of higher transaction volumes; and higher employee benefit costs.

Other Expense

Other expense at Integrys Energy Services decreased $10.4 million year-over-year. This decrease resulted primarily from an increase in miscellaneous income of $9.0 million, driven by a $13.8 million decrease in pre-tax net losses related to Integrys Energy Services' former investment in a synthetic fuel facility. This increase in miscellaneous income was partially offset by a decrease of $1.5 million in foreign currency gains related to Integrys Energy Services' Canadian subsidiaries and a $3.7 million decrease in interest and dividend income on margin deposits.

Electric Transmission Investment Segment Operations

2009 Compared with 2008

Other Income

Other income at the electric transmission investment segment increased $9.2 million during 2009 compared with 2008, due to an increase in income from Integrys Energy Group's approximate 34% ownership interest in ATC. The increase in income was driven by ATC's continuing capital expenditure program, resulting in an increase in its rate base.

2008 Compared with 2007

Other Income

Other income at the electric transmission investment segment increased $15.6 million during 2008 compared with 2007, due to an increase in income from Integrys Energy Group's ownership interest in ATC. The increase in income was driven by ATC's continuing capital expenditure program, resulting in an increase in its rate base.

Holding Company and Other Segment Operations

	Year Ended December 31				
(Millions)	**2009**	**2008**	**2007**	**Change in 2009 Over 2008**	**Change in 2008 Over 2007**
Operating loss	**$ (1.9)**	$ (0.7)	$(11.8)	171.4%	(94.1)%
Other expense	**(58.1)**	(53.2)	(62.8)	9.2%	(15.3)%
Loss before taxes	**$(60.0)**	$(53.9)	$(74.6)	11.3%	(27.7)%

2009 Compared with 2008

Operating Loss

Operating loss at the holding company and other segment increased $1.2 million during 2009 compared with 2008, driven by restructuring expenses related to Integrys Energy Group's reduction in workforce, and by a decrease in operating income from MERC's nonutility home services business.

Other Expense

Other expense at the holding company and other segment increased $4.9 million during 2009 compared with 2008, driven by a $4.3 million increase in interest expense at the holding company primarily due to an increase in long-term borrowings in the second quarter of 2009 and an increase in the amortization of deferred financing fees related to credit facilities entered into in the second quarter of 2009 and the fourth quarter of 2008, partially offset by a decrease in interest expense on commercial paper.

2008 Compared with 2007

Operating Loss

Operating loss at the holding company and other segment improved $11.1 million during 2008 compared with 2007. The decrease in the operating loss was driven by:

- Reductions in operating expenses related to consulting fees, compensation and benefits, and contractor costs at the holding company.
- Operating income of $1.9 million generated at IBS, which related to return on capital included in its service charges beginning in 2008.
- Partially offsetting the decrease in operating loss, was a $6.5 million increase in the year-over-year operating loss related to external costs to achieve merger synergies associated with the PEC merger. This increase occurred primarily because in March 2007 all external costs to achieve merger synergies incurred from July 2006 through March 2007 were allocated from the holding company and other segment (where they were initially recorded) to the other reportable segments, which are the beneficiaries of the synergy savings resulting from these costs. This resulted in lower operating expenses at the Holding Company and Other segment during 2007.

Other Income (Expense)

Other income increased $9.6 million, driven by a $10.5 million decrease in external interest expense due to lower interest rates and lower average short-term borrowings used for working capital requirements at Integrys Energy Group. A portion of the proceeds received from the sale of PEP in September 2007 was used to pay down the short-term debt.

Provision for Income Taxes

	Year Ended December 31		
	2009	**2008**	**2007**
Effective Tax Rate	**717.2%**	29.1%	32.2%

2009 Compared with 2008

The increase in the effective tax rate for 2009 was primarily related to the tax treatment of Integrys Energy Group's $291.1 million non-cash pre-tax goodwill impairment loss. Although Integrys Energy Group had $11.6 million of income before taxes for 2009, it recorded an $83.2 million provision for income taxes because $186.2 million of the total pre-tax goodwill impairment loss was not deductible for income tax purposes.

2008 Compared with 2007

The decrease in the effective tax rate for 2008 was primarily driven by the impact of large permanent tax deductions pertaining to items that exceeded the related book expense being applied to the lower income before taxes in 2008, compared with 2007. In addition, in 2008 Integrys Energy Group recognized $10.0 million of investment tax credits related to solar projects completed in the fourth quarter of 2008. These were offset by the reduction in Section 29/45K tax credits in 2008 due to the December 31, 2007, expiration of Section 29/45K of the Internal Revenue Code that made tax credits available from the production and sale of synthetic fuel. In 2007, Integrys Energy Group's ownership in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29/45K federal tax credits of $13.6 million compared with $0.8 million of Section 29/45K tax credits recognized in 2008.

Discontinued Operations, Net of Tax

2009 Compared with 2008

Income from discontinued operations, net of tax, decreased $1.9 million in 2009 compared with 2008.

During 2009, Integrys Energy Services completed the sale of its energy management consulting business. The historical financial results of this business were not significant. The gain on the sale of this business recorded in discontinued operations during the third quarter of 2009 was $3.9 million ($2.4 million after-tax).

During 2008, Integrys Energy Services recognized a $6.3 million ($3.8 million after-tax) gain on the sale of its subsidiary, Mid-American Power, LLC, in discontinued operations when a previously contingent payment was paid by the buyer.

For more information on the discontinued operations discussed above, see Note 4, "*Dispositions,*" and Note 25, "*Segments of Business.*"

2008 Compared with 2007

Income from discontinued operations, net of tax, decreased $68.6 million in 2008, compared with 2007.

During 2008, Integrys Energy Services sold its subsidiary Mid-American Power, LLC, which owned the Stoneman generation facility, located in Wisconsin. The historical financial results of this business were not significant. In the fourth quarter of 2008, Integrys Energy Services recognized a $6.3 million ($3.8 million after-tax) gain on the sale of this business in discontinued operations when a previously contingent payment was earned and paid by the buyer. This contingent payment resulted from legislation that passed in the fourth quarter of 2008, which extended the production tax credits available for certain biomass facilities.

During 2007, Integrys Energy Group recognized $58.5 million of income from discontinued operations related to the sale of PEP, which included an after-tax gain of $7.6 million on the sale. In 2008, discontinued operations reflect the $0.8 million positive impact of tax adjustments related to the 2007 PEP sale.

During 2007, WPS Niagara Generation, LLC recognized after-tax income of $14.8 million from discontinued operations, primarily related to the $14.7 million after-tax gain on the sale of this business.

BALANCE SHEET

Cash and cash equivalents decreased $209.6 million, from $254.1 million at December 31, 2008, to $44.5 million at December 31, 2009. For a detailed explanation of the change in the cash and cash equivalents balance, see "*Liquidity and Capital Resources.*"

Net accounts receivable and accrued unbilled revenues decreased $934.6 million (49.4%) from $1,892.6 million at December 31, 2008, to $958.0 million at December 31, 2009. The decrease was driven by a reduction in Integrys Energy Services' wholesale transactions and natural gas storage transactions as a result of the change in strategy for this business segment. Also contributing to the decrease were lower revenues due to lower natural gas prices and warmer weather during the fourth quarter of 2009, compared with the same period in 2008.

Inventories decreased $428.5 million (58.5%), from $732.8 million at December 31, 2008, to $304.3 million at December 31, 2009. The inventory balance at Integrys Energy Services decreased $326.2 million (79.4%), primarily due to lower natural gas prices year-over-year and the sale of its wholesale natural gas marketing and trading business in December 2009. See Note 4, "*Dispositions,*" for more information.

Goodwill decreased $291.4 million (31.2%), from $933.9 million at December 31, 2008, to $642.5 million at December 31, 2009, driven by the impairment loss recorded in the first quarter of 2009 within the natural gas utility segment. Key factors contributing to the impairment charge included disruptions in the global credit and equity markets and the resulting increase in the weighted-average cost of capital used to value the natural gas utility operations, as well as the negative impact that the global decline in equity markets had on the valuation of natural gas distribution companies in general.

Detailed explanations for changes in the short-term and long-term debt balances year-over-year are included in Note 12, "*Short-Term Debt and Lines of Credit,*" and Note 13, "*Long-Term Debt.*"

Accounts payable decreased $894.9 million (58.3%), from $1,534.3 million at December 31, 2008, to $639.4 million at December 31, 2009. Accounts payable at Integrys Energy Services decreased $813.0 million, primarily due to lower natural gas prices and the reduction in natural gas payables and natural gas loans associated with its wholesale natural gas marketing and trading business. See Note 4, "*Dispositions,*" for more information.

LIQUIDITY AND CAPITAL RESOURCES

Integrys Energy Group believes that its cash balances, liquid assets, operating cash flows, access to equity and debt capital markets, and available borrowing capacity provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. Integrys Energy Group's borrowing costs can be impacted by short-term and long-term debt ratings assigned by independent credit rating agencies. Integrys Energy Group's operating cash flows and access to capital markets can be impacted by macroeconomic factors outside of its control.

The previously announced strategy change at Integrys Energy Services and other operating activities resulted in the generation of a significant amount of positive cash flow from operations during 2009, which drove an approximate $1 billion reduction in consolidated short-term debt outstanding during 2009.

Operating Cash Flows

2009 Compared with 2008

Net cash provided by operating activities was $1,606.3 million in 2009, compared with net cash used for operating activities of $250.0 million in 2008. The $1,856.3 million year-over-year increase in cash provided by operating activities was mainly driven by a $1,734.8 million increase related to lower working capital requirements, partially due to a $444.1 million decrease in inventories during 2009, compared with a $312.0 million increase in inventories in 2008. This change was primarily a result of an increase in natural gas withdrawn from storage in 2009 due to the previously announced strategy change at Integrys Energy Services, as well as lower year-over-year natural gas prices. Also contributing to the decrease in working capital requirements was an $864.8 million decrease in accounts receivables and accrued unbilled revenues in 2009, compared with a $207.7 million increase in accounts receivables and accrued unbilled revenues in 2008, primarily the result of lower natural gas prices and the Integrys Energy Services strategy change. Additionally, during 2009, Integrys Energy Services had a $45.5 million net return of margin posted to various exchanges, compared with the net payment of $239.2 million of margin posted to various exchanges in 2008, primarily due to the strategy change. Partially offsetting these changes was a $604.7 million decrease in accounts payable in 2009, compared with a $53.2 million decrease in accounts payable in 2008, primarily the result of lower natural gas prices.

2008 Compared with 2007

Net cash used for operating activities was $250.0 million in 2008, compared with net cash provided by operating activities of $238.5 million in 2007. The $488.5 million year-over-year increase in cash used for operating activities was driven by:

- A $177.0 million decrease in cash provided by accounts receivable collections, as colder weather conditions led to higher natural gas throughput volumes in the fourth quarter 2008, compared with the same quarter in 2007, contributing to higher accounts receivable balances. Also contributing to the increase in cash used for operating activities, Integrys Energy Group and its subsidiaries, primarily Integrys Energy Services, had net cash collateral payments of $239.2 million in 2008, compared with net cash collateral receipts of $82.0 million in 2007. The net cash collateral payments made in 2008 were driven by large mark-to-market losses incurred by Integrys Energy Services during the latter part of 2008, due to declining prices.

- A $139.1 million increase in cash used for natural gas inventory purchases due to an increase in the average price of natural gas during the summer of 2008 (when natural gas is generally injected into inventory), compared with the same period in 2007.

- Partially offset by an $88.7 million increase in cash related to net refunds of regulatory assets and liabilities, driven by a decrease in the refund to ratepayers in 2008, compared with 2007, of proceeds WPS received from the liquidation of the nonqualified decommissioning trust fund upon the sale of Kewaunee.

Investing Cash Flows

2009 Compared with 2008

Net cash used for investing activities was $440.7 million in 2009, compared with $452.2 million in 2008. The $11.5 million year-over-year decrease in cash used for investing activities was primarily driven by the $88.6 million decrease in cash used to fund capital expenditures (discussed below) and the payment of $17.4 million in 2008 related to WPS's funding of the construction of the transmission facilities required to support Weston 4, partially offset by the 2008 reimbursement of $99.7 million from ATC related to WPS's construction of the transmission facilities required to support Weston 4.

2008 Compared with 2007

Net cash used for investing activities was $452.2 million in 2008, compared with $451.5 million in 2007. The $0.7 million year-over-year increase in cash used for investing activities was primarily driven by a $140.2 million increase in cash used for capital expenditures (discussed below), partially offset by the reimbursement of $99.7 million from ATC, related to the construction of the transmission facilities required to support Weston 4, and a $15.5 million year-over-year increase in cash proceeds received from the sale of property, plant, and equipment.

Capital Expenditures

Capital expenditures by business segment for the years ended December 31 were as follows:

Reportable Segment *(Millions)*	**2009**	**2008**	**2007**
Electric utility	**$250.4**	$207.4	$202.6
Natural gas utility	**136.9**	237.3	158.8
Integrys Energy Services	**22.4**	68.1	20.5
Holding company and other	**34.5**	20.0	10.7
Integrys Energy Group	**$444.2**	$532.8	$392.6

The increase in capital expenditures at the electric utility segment in 2009 compared with 2008 was primarily due to wind generation projects, partially offset by the year-over-year decrease in capital expenditures associated with Weston 4. The decrease in capital expenditures at the natural gas utility segment in 2009 compared with 2008 was primarily due to a decrease in costs related to the construction of natural gas laterals that connected WPS's natural gas distribution system to the Guardian II natural gas pipeline, which was completed in February 2009. The decrease in capital expenditures at Integrys Energy Services in 2009 compared with 2008 was primarily driven by fewer expenditures related to renewable energy projects in 2009, compared with 2008.

The increase in capital expenditures at the natural gas utility segment in 2008 compared with 2007 was primarily due to an increase in capital expenditures at PGL and NSG due to the fact that they were not acquired until February 21, 2007, as well as construction of the natural gas lateral infrastructure that connects WPS's natural gas distribution system to the Guardian II natural gas pipeline. The increase in capital expenditures at Integrys Energy Services in 2008 compared with 2007 was primarily due to solar energy projects as well as the construction of a pipeline that will transport methane gas produced at a landfill for use at a chemical plant as a replacement for natural gas.

Financing Cash Flows

2009 Compared with 2008

Net cash used for financing activities was $1,378.4 million in 2009, compared with net cash provided by financing activities of $911.3 million in 2008. The $2,289.7 million year-over-year increase in cash used for financing activities was primarily driven by $973.6 million of net repayments of short-term debt and notes payable in 2009, compared with $725.4 million of net short-term and notes payable borrowings in 2008. The repayments in 2009 were made possible by the increase in net cash provided by operating activities. Also, as a result of the previously announced strategy change at Integrys Energy Services, fewer structured natural gas loan agreements were entered into in 2009, compared with 2008, resulting in a $368.4 million year-over-year decrease in proceeds from the sale of borrowed natural gas. Additionally, Integrys Energy Services had a $188.0 million year-over-year increase in the purchase of natural gas to repay structured natural gas loan agreements, many of which were entered into in 2008.

2008 Compared with 2007

Net cash provided by financing activities was $911.3 million in 2008, compared with net cash used for financing activities of $459.2 million in 2007. In 2007, Integrys Energy Group was able to pay down short-term debt with a portion of the proceeds received from the sale of PEP. In 2008, proceeds were required to fund higher year-over-year working capital requirements.

Significant Financing Activities

Dividends paid increased in 2009 compared with 2008. In February 2009, Integrys Energy Group increased its quarterly common stock dividend to 68 cents per share. The quarterly common stock dividend was increased from 66 cents per share to 67 cents per share in 2008.

Integrys Energy Group had outstanding commercial paper borrowings of $212.1 million and $552.9 million at December 31, 2009, and 2008, respectively. Integrys Energy Group had short-term notes payable outstanding of $10.0 million and $181.1 million at December 31, 2009, and 2008, respectively. Integrys Energy Group had no borrowings under revolving credit facilities at December 31, 2009 and $475.0 million as of December 31, 2008. See Note 12, *"Short-Term Debt and Lines of Credit"* for more information.

For information on the issuance and redemption of long-term debt at Integrys Energy Group and its subsidiaries, see Note 13, *"Long-Term Debt."*

Prior to January 1, 2008, Integrys Energy Group issued new shares of common stock under its Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of the plans, equity increased $45.6 million in 2007. During 2009 and 2008, shares of Integrys Energy Group's common stock were purchased on the open market to meet the requirements of its Stock Investment Plan and certain stock-based employee benefit and compensation plans. Integrys Energy Group did not repurchase any existing common stock during 2007. Beginning in the first quarter of 2010, Integrys Energy Group plans to issue new shares of common stock to meet the requirements of its Stock Investment Plan and certain stock-based employee benefit and compensation plans.

Credit Ratings

Integrys Energy Group uses internally generated funds, commercial paper borrowings, and other short-term borrowings to satisfy most of its capital requirements. Integrys Energy Group also periodically issues long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth.

Integrys Energy Group, WPS, and PGL have their own commercial paper borrowing programs.

WPS periodically issues long-term debt and receives equity contributions from Integrys Energy Group to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW.

PGL and NSG periodically issue long-term debt in order to reduce short-term debt, refinance maturing securities, maintain desired capitalization ratios, and fund future growth. The specific forms of long-term financing, amounts, and timing depend on business needs, market conditions, and other factors.

The current credit ratings for Integrys Energy Group, WPS, PEC, PGL, and NSG are listed in the table to the right.

Credit Ratings	Standard & Poor's	Moody's
Integrys Energy Group		
Issuer credit rating	BBB+	N/A
Senior unsecured debt	BBB	Baa1
Commercial paper	A-2	P-2
Credit facility	N/A	Baa1
Junior subordinated notes	BBB-	Baa2
WPS		
Issuer credit rating	A-	A2
First mortgage bonds	N/A	A1
Senior secured debt	A	A1
Preferred stock	BBB	Baa1
Commercial paper	A-2	P-1
Credit facility	N/A	A2
PEC		
Issuer credit rating	BBB+	N/A
Senior unsecured debt	BBB	Baa1
PGL		
Issuer credit rating	BBB+	A3
Senior secured debt	A-	A2
Commercial paper	A-2	P-2
NSG		
Issuer credit rating	BBB+	A3
Senior secured debt	A	A2

Credit ratings are not recommendations to buy or sell securities and are subject to change, and each rating should be evaluated independently of any other rating.

On January 26, 2010, Standard & Poor's revised the outlook for Integrys Energy Group and all of its subsidiaries to stable from negative. The revised outlook reflected Integrys Energy Group's decision to retain a selected portion of its nonregulated operations, which resulted in a revision to Integrys Energy Group's business risk profile to "strong" from "excellent." The revised outlook also reflected Integrys Energy Group's improved financial measures and decreasing regulatory risk, which resulted in a change in its financial risk profile to "significant" from "aggressive."

On June 9, 2009, Moody's assigned an "A3" issuer credit rating to PGL and NSG, and lowered the following ratings of Integrys Energy Group and its subsidiaries:

- The senior unsecured debt ratings of Integrys Energy Group and PEC were lowered from "A3" to "Baa1."
- The credit facility rating of Integrys Energy Group was lowered from "A3" to "Baa1."
- The junior subordinated notes rating of Integrys Energy Group was lowered from "Baa1" to "Baa2."
- The issuer credit rating of WPS was lowered from "A1" to "A2."
- The senior secured debt rating and first mortgage bonds rating of WPS were lowered from "Aa3" to "A1."
- The senior secured debt ratings of PGL and NSG were lowered from "A1" to "A2."
- The preferred stock rating of WPS was lowered from "A3" to "Baa1."
- The credit facility rating of WPS was lowered from "A1" to "A2."
- The commercial paper rating of PGL was lowered from "P-1" to "P-2."

According to Moody's, the downgrade considers management's decision to divest of its nonregulated energy marketing business, and reflects the expected improvements in Integrys Energy Group's business risk and liquidity profiles after the divestiture, as well as the expected challenge of replacing the earnings generated by this nonregulated segment. Also according to Moody's, the downgrade reflects management's decision to leave its dividend policy unchanged despite expected near-term reduction in earnings and internal cash flow generation.

On March 5, 2009, Standard & Poor's lowered the following ratings of Integrys Energy Group and its subsidiaries:

- The issuer credit ratings of Integrys Energy Group, PGL, NSG, and PEC were lowered from "A-" to "BBB+."
- The issuer credit rating of WPS was lowered from "A" to "A-."
- The senior unsecured debt ratings of Integrys Energy Group and PEC were lowered from "BBB+" to "BBB."
- The junior subordinated notes rating of Integrys Energy Group was lowered from "BBB" to "BBB-."
- The senior secured debt rating of WPS was lowered from "A+" to "A."
- The preferred stock rating of WPS was lowered from "BBB+" to "BBB."

According to Standard & Poor's, Integrys Energy Group's corporate credit downgrade reflects weak financial measures that do not support an "A" category credit profile. Standard & Poor's also stated that the downgrade reflects the changes to Integrys Energy Group's business and financial risk profiles. Standard & Poor's revised Integrys Energy Group's business risk profile to "excellent" from "strong" and changed its financial risk profile to "aggressive" from "intermediate." The change in the business risk profile reflected the strategy change with respect to Integrys Energy Services and helped to moderate the downgrade.

Discontinued Operations

2009 Compared with 2008

Net cash provided by discontinued operations was $3.2 million in 2009 compared with $3.8 million in 2008.

2008 Compared with 2007

Net cash provided by discontinued operations was $3.8 million in 2008 compared with $690.2 million in 2007. The decrease in net cash provided by discontinued operations was driven by the approximate $869.2 million of proceeds received from the sale of PEP.

Future Capital Requirements and Resources

Contractual Obligations

The following table shows the contractual obligations of Integrys Energy Group, including its subsidiaries, as of December 31, 2009.

		Payments Due By Period			
(Millions)	**Total Amounts Committed**	**2010**	**2011 to 2012**	**2013 to 2014**	**2015 and Thereafter**
Long-term debt principal and interest payments [1]	**$ 3,580.2**	**$ 254.4**	**$ 942.3**	**$ 571.8**	**$1,811.7**
Operating lease obligations	**68.4**	**11.6**	**19.6**	**13.6**	**23.6**
Commodity purchase obligations [2]	**5,735.6**	**2,399.9**	**1,858.0**	**689.8**	**787.9**
Purchase orders [3]	**515.3**	**514.1**	**1.2**	**–**	**–**
Pension and other postretirement funding obligations [4]	**683.4**	**103.3**	**267.4**	**138.1**	**174.6**
Total contractual cash obligations	**$10,582.9**	**$3,283.3**	**$3,088.5**	**$1,413.3**	**$2,797.8**

[1] *Represents bonds issued, notes issued, and loans made to Integrys Energy Group and its subsidiaries. Integrys Energy Group records all principal obligations on the balance sheet. For purposes of this table, it is assumed that the current interest rates on variable rate debt will remain in effect until the debt matures.*

[2] *Energy supply contracts at Integrys Energy Services included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. The utility subsidiaries expect to recover the costs of their contracts in future customer rates.*

[3] *Includes obligations related to normal business operations and large construction obligations.*

[4] *Obligations for pension and other postretirement benefit plans, other than the Integrys Energy Group Retirement Plan, cannot be estimated beyond 2012.*

The table above does not reflect any payments related to the manufactured gas plant remediation liability of $657.7 million at December 31, 2009, as the amount and timing of payments are uncertain. Integrys Energy Group anticipates incurring costs annually to remediate these sites, but management believes that any costs incurred for environmental activities relating to former manufactured gas plant operations that are not recoverable through contributions from other entities or from insurance carriers have been prudently incurred and are, therefore, recoverable through rates for WPS, MGU, PGL, and NSG. See Note 16, "*Commitments and Contingencies,*" for more information about environmental liabilities. In addition, the table does not reflect any payments for the December 31, 2009, liability related to uncertain tax positions, as the amount and timing of payments are uncertain. See Note 15, "*Income Taxes,*" for more information about this liability.

Capital Requirements

Estimated construction expenditures by company for the three-year period 2010 through 2012 are listed below.

(Millions)	
WPS	
Environmental projects	**$ 164.1**
Electric and natural gas distribution projects	**150.9**
Electric and natural gas delivery and customer service projects	**59.1**
Other projects	**108.0**
UPPCO	
Repairs and safety measures at hydroelectric facilities	**37.3**
Other projects	**28.4**
MGU	
Natural gas pipe distribution system, underground natural gas storage facilities, and other projects	**29.8**
MERC	
Natural gas pipe distribution system and other projects	**48.5**
PGL	
Natural gas pipe distribution system, underground natural gas storage facilities, and other projects *	**481.1**
NSG	
Natural gas pipe distribution system and other projects	**45.9**
Integrys Energy Services	
Solar and other projects	**88.9**
IBS	
Corporate services infrastructure projects	**53.7**
Total capital expenditures	**$1,295.7**

* *Includes approximately $114 million of expenditures related to the accelerated replacement of cast iron mains at PGL in 2011 and 2012. On January 21, 2010, the Illinois Commerce Commission (ICC) approved a rider mechanism to allow PGL to recover the incremental cost of an accelerated natural gas main replacement program. See Note 24, "Regulatory Environment," for more information.*

Integrys Energy Group expects to provide additional capital contributions to ATC (not included in the above table) of approximately $7 million in 2010, $8 million in 2011, and $7 million in 2012.

All projected capital and investment expenditures are subject to periodic review and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends.

Capital Resources

As of December 31, 2009, Integrys Energy Group and each of its subsidiaries were in compliance with all respective covenants related to outstanding short-term and long-term debt and expect to be in compliance with all such debt covenants for the foreseeable future.

See Note 12, "*Short-Term Debt and Lines of Credit*," for more information on Integrys Energy Group's credit facilities and other short-term credit agreements, including short-term debt covenants. See Note 13, "*Long-Term Debt*," for more information on Integrys Energy Group's long-term debt covenants.

Integrys Energy Group plans to meet its capital requirements for the period 2010 through 2012 primarily through internally generated funds (net of forecasted dividend payments) and debt and equity financings. During 2010, over $1.3 billion of Integrys Energy Group's revolving credit facilities will mature. It is the intent of management to renew a substantial portion of the maturing credit facilities by the end of the second quarter of 2010. Integrys Energy Group plans to maintain current debt to equity ratios at appropriate levels to support current credit ratings and corporate growth. Management believes Integrys Energy Group has adequate financial flexibility and resources to meet its future needs.

In March 2009, Integrys Energy Group filed a shelf registration statement which allows it to publicly issue debt, equity, certain types of hybrid securities, and other financial instruments. Specific terms and conditions of securities issued will be determined prior to the actual issuance of any specific security.

Under an existing shelf registration statement, WPS may issue up to $250.0 million of senior debt securities with amounts, prices, and terms to be determined at the time of future offerings. In December 2008, WPS issued $125.0 million of 6.375%, 7-year Senior Notes under this shelf registration statement.

Other Future Considerations

Integrys Energy Services Business Segment Strategy Change

At December 31, 2009, Integrys Energy Group had completed a substantial portion of its previously announced strategy to divest of or significantly reduce the size of its nonregulated energy services business segment to a smaller segment with significantly reduced credit and collateral support requirements. One of the remaining parts of the strategy change is the pending sale of the wholesale electric business, which is expected to close in the first half of 2010.

Integrys Energy Group has repositioned its nonregulated energy services business segment from a focus on significant growth in wholesale and retail markets across the United States and Canada, to a focus on selected retail markets in the United States with the expectation that recurring customer based business will result in dependable cash and earnings contributions with a reduced risk and capital profile. In addition, Integrys Energy Services will continue to invest in energy assets with renewable attributes. Once fully implemented, Integrys Energy Group expects its liquidity needs to decrease and expects to reduce its existing credit facilities. Integrys Energy Group may also use the proceeds from the sales of any portions of this business segment, as well as the return of invested capital, to reduce outstanding debt or invest in areas with more desirable risk adjusted rates of return to achieve the highest value for its shareholders. See Note 4, "*Dispositions*," for more information.

Customer Usage

Due to the general economic slowdown and the increased focus on energy efficiency, sales volumes excluding the impact of weather have been decreasing at the utilities. In certain jurisdictions, decoupling mechanisms have been implemented, which allow utilities to adjust rates going forward to recover or refund all or a portion of the differences between the actual and authorized margin per customer impact of variations in volumes. The mechanisms do not adjust for changes in volume resulting from changes in customer count. Decoupling for residential and small commercial and industrial sales was approved by the ICC on a four-year trial basis for PGL and NSG, effective March 1, 2008. Interveners, including the Illinois Attorney General, oppose decoupling and have appealed the ICC's approval. PGL and NSG are actively supporting the ICC's decision to approve decoupling. The PSCW approved the implementation of decoupling on a four-year trial basis, effective January 1, 2009, for WPS's natural gas and electric residential and small commercial sales. This decoupling mechanism includes an annual $14.0 million cap for electric service and an annual $8.0 million cap for natural gas service. The $14.0 million cap for electric service was reached in the second quarter of 2009. On December 16, 2009, decoupling for UPPCO was approved for all customer groups by the MPSC effective January 1, 2010. MGU requested decoupling in its rate case filed in July 2009. The partial settlement approved in that rate case did not address the decoupling request. Therefore, the request will be addressed by the MPSC through the normal rate case process, which is expected to conclude in the second quarter of 2010. In Minnesota, the legislature required the Minnesota Public Utility Commission (MPUC) to evaluate decoupling. The MPUC is currently engaged in that process and has sought and received comments on decoupling mechanisms from utilities and interveners in Minnesota.

Uncollectible Accounts

The reserves for uncollectible accounts at Integrys Energy Group reflect management's best estimate of probable losses on the accounts receivable balances. The reserves are based on known troubled accounts, historical experience, and other currently available evidence. Provisions for bad debt expense are affected by changes in various factors, including the impacts of the economy, energy prices, and weather.

The impact of the weak economic environment could cause more accounts receivable to become uncollectible. Higher levels of uncollectible balances could negatively impact Integrys Energy Group's results of operations and could result in higher working capital requirements. Recoveries (or refunds) under Illinois Senate Bill (SB) 1918 and an Uncollectible Expense Tracking Mechanism (UETM) in Michigan will affect bad debt expense as described in Note 24, "*Regulatory Environment*."

Goodwill Impairment Testing

Integrys Energy Group performs its required annual goodwill impairment tests each April 1. Interim impairment tests are performed between required annual testing dates if certain conditions exist. One of these conditions is a change in business climate, which may be evidenced by, among other things, a prolonged decline in a company's market capitalization below book value. Any annual or interim goodwill impairment test could result in the recognition of a goodwill impairment loss. See Note 10, "*Goodwill and Other Intangible Assets*," for more information on goodwill balances for Integrys Energy Group's reporting units at December 31, 2009.

Climate Change

Recently, efforts have been initiated to develop state and regional greenhouse gas programs, to create federal legislation to limit carbon dioxide emissions, and to create national or state renewable portfolio standards. Some examples of these efforts are the Waxman-Markey bill, which passed the United States House of Representatives; the Kerry-Boxer draft bill, which was introduced in the United States Senate; and the Wisconsin Clean Energy Jobs Act, which has been introduced in the Wisconsin legislature to implement recommendations from the Governor's Global Warming Task Force. The Wisconsin Clean Energy Jobs Act establishes statewide goals for the reduction of greenhouse gas emissions and requires certain actions, including an increased renewable portfolio standard, to meet those goals. In addition, in April 2009, the United States Environmental Protection Agency (EPA) declared carbon dioxide and several other greenhouse gases to be a danger to public health and welfare, which is the first step towards the EPA potentially regulating greenhouse gases under the Clean Air Act. A risk exists that such legislation or regulation will increase the cost of energy. However, Integrys Energy Group believes the capital expenditures being made at its generation units are appropriate under any reasonable mandatory greenhouse gas program and that future expenditures related to control of greenhouse gas emissions or renewable portfolio standards by its regulated electric utilities will be recoverable in rates. Integrys Energy Group will continue to monitor and manage potential risks and opportunities associated with future greenhouse gas legislative or regulatory actions.

The majority of Integrys Energy Group's generation and distribution facilities are located in the upper Midwest region of the United States. The same is true for the majority of our customers' facilities. The physical risks posed by climate change are not expected to be significant at this time. Ongoing evaluations will be conducted as more information on the extent of such physical changes becomes available.

New Laws

In February 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) was signed into law. ARRA contains various provisions intended to stimulate the economy. Included in ARRA are several tax provisions that may affect the company. Most notably, a provision of ARRA provides Integrys Energy Group with additional opportunities to claim tax deductions for bonus depreciation for certain assets placed in service during 2009, extending the bonus depreciation period established by the Economic Stimulus Act of 2008. The additional first year deduction for bonus depreciation is estimated to be approximately $200 million. Other provisions of ARRA provide Integrys Energy Group with elections to select among a production tax credit, an investment tax credit, or a federal grant for various renewable generating facilities that went into service in 2009. Integrys Energy Group currently plans to take production tax credits on power generated by wind facilities, but is evaluating the other alternatives mentioned.

In February 2009, Wisconsin Act 2 was signed into law. Act 2 contains various tax provisions intended to reduce Wisconsin's current budget gap. Most notably, this Act will require Integrys Energy Group and its subsidiaries to file a Wisconsin income tax return as a combined group. As a result, all of Integrys Energy Group's income became subject to apportionment and taxation in Wisconsin beginning January 1, 2009. In the future, Integrys Energy Group may experience higher or lower Wisconsin income taxes depending on the mix and type of income. In the short-term, after the adjustment to deferred taxes at the time of the law change, this law is expected to generate a small benefit for Integrys Energy Group.

Property Tax Assessment on Natural Gas

Integrys Energy Group's natural gas retailers, including its five natural gas utilities, purchase storage services from pipeline companies on the pipelines' interstate natural gas storage and transmission systems. Once a shipper delivers natural gas to the pipeline's system, that specific natural gas cannot be physically traced back to the shipper, and the physical location of that specific natural gas is not ascertainable. Some states tax natural gas as personal property and have recently sought to assess personal property tax obligations against natural gas quantities held as working gas in facilities located in their states. Because the pipeline does not have title to the working gas inventory in these facilities, the state imposes the tax on the shippers as of the assessment date, based on allocated quantities. Shippers that are being assessed a tax are actively protesting these property tax assessments. PGL and MERC are currently pursuing protests through litigation in Texas and Kansas, respectively.

OFF BALANCE SHEET ARRANGEMENTS

See Note 17, "*Guarantees,*" for information regarding guarantees.

MARKET PRICE RISK MANAGEMENT ACTIVITIES

Market price risk management activities include the electric and natural gas marketing and related risk management activities of Integrys Energy Services.

Integrys Energy Services measures the fair value of derivative instruments on a mark-to-market basis. The fair value is included in assets or liabilities from risk management activities on Integrys Energy Group's Consolidated Balance Sheets, with an offsetting impact to other comprehensive income (for the effective portion of cash flow hedges), also on Integrys Energy Group's Consolidated Balance Sheets, or to earnings. The following table provides an assessment of the factors impacting the change in the net value of Integrys Energy Services' assets and liabilities from risk management activities for the year ended December 31, 2009.

Integrys Energy Services Mark-to-Market Roll Forward *(Millions)*	**Natural Gas**	**Electric**	**Total**
Fair value of contracts at December 31, 2008 [1]	$294.0	$ (135.4)	$ 158.6
Less: Contracts realized or settled during period [2]	**317.0**	**(225.9)**	**91.1**
Plus: Changes in fair value of contracts in existence at December 31, 2009 [3]	**60.0**	**(187.9)**	**(127.9)**
Fair value of contracts at December 31, 2009 [1]	**$ 37.0**	**$ (97.4)**	**$ (60.4)**

[1] *Reflects the values reported on the balance sheets for net mark-to-market current and long-term risk management assets and liabilities as of those dates. The fair value of contracts at December 31, 2008, includes $0.6 million of liabilities held for sale, related to the sale of generation assets and the associated sales and service contracts in Northern Maine, which closed during the first quarter of 2010. The fair value of Integrys Energy Services' contracts at December 31, 2009, was impacted by the reduction in wholesale trading and marketing activity associated with its strategy change, as well as an overall decline in energy prices in 2009.*
[2] *Includes the value of contracts in existence at December 31, 2008, that were no longer included in the net mark-to-market assets as of December 31, 2009.*
[3] *Includes unrealized gains and losses on contracts that existed at December 31, 2008, and contracts that were entered into subsequent to December 31, 2008, which were included in Integrys Energy Services' portfolio at December 31, 2009.*

There were, in many cases, derivative positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these derivative positions are not reflected in the table above.

The table below shows Integrys Energy Services' risk management instruments categorized by fair value hierarchy levels and by maturity. For more information on the fair value hierarchy, including definitions of Level 1, Level 2, and Level 3, see Note 1(r), *"Summary of Significant Accounting Policies – Fair Value."*

Integrys Energy Services Risk Management Contract Aging at Fair Value As of December 31, 2009 *(Millions)*	**Maturity Less Than 1 Year**	**Maturity 1 to 3 Years**	**Maturity 4 to 5 Years**	**Maturity in Excess of 5 Years**	**Total Fair Value**
Fair Value Hierarchy Level					
Level 1	**$(52.2)**	**$ 0.6**	**$ (0.3)**	**$ -**	**$ (51.9)**
Level 2	**(56.4)**	**(75.7)**	**4.1**	**1.6**	**(126.4)**
Level 3	**37.1**	**80.8**	**(0.6)**	**0.6**	**117.9**
Total fair value	**$(71.5)**	**$ 5.7**	**$ 3.2**	**$2.2**	**$ (60.4)**

CRITICAL ACCOUNTING POLICIES

Integrys Energy Group has determined that the following accounting policies are critical to the understanding of its financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Integrys Energy Group's management has discussed these critical accounting policies with the Audit Committee of the Board of Directors.

Risk Management Activities

Integrys Energy Group has entered into contracts that are accounted for as derivatives. All derivative contracts are recorded at fair value on the Consolidated Balance Sheets, unless they qualify for the normal purchases and sales exception, which provides that recognition of gains and losses in the consolidated financial statements is not required until the settlement of the contracts. Changes in fair value, except effective portions of derivative instruments designated as hedges or qualifying for regulatory deferral, generally affect income available for common shareholders at each financial reporting date until the contracts are ultimately settled.

At December 31, 2009, those derivatives not designated as hedges were primarily commodity contracts used to manage price risk associated with natural gas and electricity purchase and sale activities. Cash flow hedge accounting treatment may be used when Integrys Energy Group enters into contracts to buy or sell a commodity at a fixed price for future delivery to protect future cash flows corresponding with anticipated physical sales or purchases. In addition, Integrys Energy Group uses cash flow hedge accounting to protect against changes in interest rates. Fair value hedge accounting may be used when Integrys Energy Group holds assets, liabilities, or firm commitments and enters into transactions that hedge the risk of changes in commodity prices or interest rates. To the extent that the hedging instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge.

In conjunction with the implementation of Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (now incorporated as part of the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC)), on January 1, 2008, Integrys Energy Group categorized its fair value measurements into three levels within a fair value hierarchy. See Note 1(r), "*Summary of Significant Accounting Policies – Fair Value,*" and Note 22, "*Fair Value,*" for more information.

Integrys Energy Group has based its valuations on observable inputs whenever possible. However, at times, the valuation of certain derivative instruments requires the use of internally developed valuation techniques and/or significant unobservable inputs. These valuations require a significant amount of management judgment and are classified as Level 3 measurements. Of the total risk management assets on Integrys Energy Group's Consolidated Balance Sheets, $1,593.0 million (68.7%) utilized Level 3 measurements. Of the total risk management liabilities, $1,471.6 million (61.6%) utilized Level 3 measurements. Integrys Energy Group believes these valuations represent the fair values of these instruments as of the reporting date; however, the actual amounts realized upon settlement of these instruments could vary materially from the reported amounts due to movements in market prices and changes in the liquidity of certain markets.

Beginning January 1, 2008, Integrys Energy Services no longer includes transaction costs in fair value determinations.

As a component of fair value determinations, Integrys Energy Group considers counterparty credit risk (including its own credit risk) and liquidity risk. The liquidity component of the fair value determination may be especially subjective when limited liquid market information is available. Changes in the underlying assumptions for these components of fair value at December 31, 2009, would have had the following effects:

Change in Components	Effect on Fair Value of Net Risk Management Liabilities at December 31, 2009 *(Millions)*
100% increase	**$15.8 decrease**
50% decrease	**$7.9 increase**

These hypothetical changes in fair value would be included in current and long-term assets and liabilities from risk management activities on the Consolidated Balance Sheets and as part of nonregulated revenue on the Consolidated Statements of Income, unless the related contracts are designated as cash flow hedges, in which case potential changes would be included in Other Comprehensive Income – Cash Flow Hedges on the Consolidated Statements of Common Shareholders' Equity.

Asset Impairment

Integrys Energy Group reviews certain assets for impairment as required by the Property, Plant, and Equipment Topic and Intangibles – Goodwill and Other Topic of the FASB ASC.

Goodwill

Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit can be an operating segment, or one level below an operating segment, as defined by the Segment Reporting Topic of the FASB ASC. At Integrys Energy Group, goodwill has been assigned to each of the five reporting units that comprise the natural gas utility segment and also to the Integrys Energy Services segment. The carrying value of goodwill by reporting unit and reportable segment for the year ended December 31, 2009 was:

(Millions)	Carrying Value of Goodwill
WPS	**$ 36.4**
PGL	**401.2**
NSG	**36.1**
MERC	**127.7**
MGU	**34.5**
Total Natural Gas Utility Segment	**$635.9**
Integrys Energy Services	**6.6**
Balance at December 31, 2009	**$642.5**

The goodwill for each of the reporting units is tested for impairment annually on April 1 or more frequently when events or circumstances warrant. The fair market value of each reporting unit is estimated using certain key assumptions that require significant judgment. This judgment includes developing cash flow projections (including the selection of appropriate returns on equity, long-term growth rates, and capital expenditure levels), selecting appropriate discount rates, and identifying relevant market comparables.

The fair value of WPS currently exceeds the carrying amount by a significant amount, such that Integrys Energy Group believes WPS is unlikely to fail step one of the goodwill impairment test in the foreseeable future.

However, in the first quarter of 2009, the combination of the decline in equity markets as well as the increase in the expected weighted-average cost of capital indicated that a potential impairment of goodwill might exist for PGL, NSG, MERC, MGU, and Integrys Energy Services, triggering an interim goodwill impairment analysis effective February 28, 2009 for these reporting units. For this analysis, the estimated fair value for the PGL, NSG, MERC, and MGU reporting units was determined by utilizing a combination of the income approach and the market approach methodologies. More weight was given to the income approach as Integrys Energy Group believes that the income approach more accurately captures the anticipated economics and related performance expectations for each of these reporting units. In the first quarter of 2009, Integrys Energy Group announced a strategy change for Integrys Energy Services. Because it was likely that Integrys Energy Group would sell a significant portion of Integrys Energy Services, the goodwill at Integrys Energy Services was tested for impairment during each interim period in 2009 as well as at the time of the April 1, 2009 annual testing date. At each testing date, the fair value of Integrys Energy Services exceeded its carrying amount. Based on the interim test performed at December 31, 2009, the fair value of Integrys Energy Services exceeded its carrying amount by more than 10%.

The income approach was based on discounted cash flows which were derived from internal forecasts and economic expectations. The key assumptions used to determine fair value under the income approach included the cash flow period, terminal values based on a terminal growth rate, and the discount rate. The discount rate represents the estimated cost of debt and equity financing weighted by the percentage of debt and equity in a company's target capital structure. The discount rates used in the income approach for PGL, NSG, MERC, and MGU ranged from 7.25% to 7.5%. The discount rate used for Integrys Energy Services was 10.2%. The terminal growth rates used in the income approach ranged from 2% to 3%.

The market approach for PGL, NSG, MERC, and MGU utilized the guideline company method, which calculates valuation multiples based on operating and valuation metrics from publicly traded guideline companies in the regulated natural gas distribution industry. Multiples derived from the guideline companies provided an indication of how much a knowledgeable investor in the marketplace would be willing to pay for an investment in a similar company. These multiples were then applied to the appropriate operating metric for PGL, NSG, MERC, and MGU to determine indications of fair value.

Aggregate fair values of all of Integrys Energy Group's operating segments were compared to its market capitalization as an assessment of the appropriateness of the fair value measurements. When assessing Integrys Energy Group's market capitalization, the average stock price 15 days before and after the interim February 28, 2009, valuation date was used. The comparison between the aggregate fair values of all reporting units of Integrys Energy Group and the market capitalization indicated an implied control premium. A control premium analysis indicated that the implied premium was within a range of the overall premiums observed in the market place.

As a result of applying the first step of goodwill impairment testing to determine if potential goodwill impairment existed at the February 28, 2009 interim testing date, Integrys Energy Services passed (fair value exceeded carrying amount) and PGL, NSG, MERC, and MGU failed (carrying amount exceeded fair value). As a result, a $291.1 million pre-tax impairment loss was recorded in the first quarter of 2009, which included a $148.0 million goodwill impairment loss related to PGL, a $38.2 million goodwill impairment loss related to NSG, a $16.7 million goodwill impairment loss related to MERC, and an $88.2 million goodwill impairment loss related to MGU. See Note 10, "*Goodwill and Other Intangible Assets,*" for information.

On the April 1, 2009 annual goodwill impairment testing date, an increase in equity values for United States companies, as well as a decrease in the discount rate since February 28, 2009, resulted in the fair values of PGL, NSG, MERC, and MGU exceeding their respective carrying amounts. The resulting fair values exceeded the carrying amount by less than 10% for each of these four reporting units.

Other

Integrys Energy Group evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. These indicators include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the assets or business strategy related to such assets, and significant negative industry or economic trends. If the sum of the undiscounted expected future cash flows from an asset is less than the carrying value of the asset, an asset impairment must be recognized in the income statement. For assets held for sale, impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less costs to sell. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value (or fair value less costs to sell if held for sale). For Integrys Energy Group's regulated utilities, an asset impairment requires further assessment to determine if a regulatory asset should be recorded.

The review for impairment of tangible assets is more critical to Integrys Energy Services than to any other segment because of its lack of access to rate setting based on cost of service that is available to the regulated segments. At December 31, 2009, the carrying value of Integrys Energy Services' property, plant, and equipment totaled $143.9 million. Management's assumptions about future market sales prices and generation volumes require significant judgment because actual prices and generation volumes have fluctuated in the past as a result of changing fuel costs and required plant maintenance and are expected to continue to do so in the future.

The primary assumptions used at Integrys Energy Services in the impairment analyses are future revenue streams that depend on future commodity prices, capital expenditures, environmental landscape, and operating costs. A combination of inputs from both internal and external sources is used to project revenue streams. Integrys Energy Services forecasts future operating costs with input from external sources. These assumptions are modeled over the projected remaining life of the asset.

Throughout 2009, Integrys Energy Services tested various assets for impairment whenever events or changes in circumstances indicated that a test was required. No material impairment charges were recorded in 2009 as a result of the recoverability tests. Results of past impairment tests may not necessarily be an indicator of future results given the nature of the accounting estimates involved, as discussed more fully above. Future results or changes in assumptions could result in an impairment.

Receivables and Reserves

The regulated natural gas and electric utilities and Integrys Energy Services accrue estimated amounts of revenues for services rendered but not yet billed. Estimated unbilled revenues are calculated using a variety of factors based on customer class or contracted rates. At December 31, 2009 and 2008, Integrys Energy Group's unbilled revenues were $337.0 million and $525.5 million, respectively. Any difference between actual revenues and the estimates are recorded in revenue in the next period. Differences historically have not been significant.

The majority of the bad debt expense at the utilities is recovered through rates. Integrys Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to bad debt expense and the uncollectible reserve balance. At December 31, 2009 and 2008, Integrys Energy Services' reserve for uncollectible accounts was $19.4 million and $16.7 million, respectively.

Pension and Other Postretirement Benefits

The costs of providing non-contributory defined benefit pension benefits and other postretirement benefits, described in Note 18, "*Employee Benefit Plans,*" are dependent upon numerous factors resulting from actual plan experience and assumptions regarding future experience.

Pension and other postretirement benefit costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and other postretirement benefit costs may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, discount rates used in determining the projected pension and other postretirement benefit obligations and costs, and health care cost trends. Changes made to the plan provisions may also impact current and future pension and other postretirement benefit costs.

Integrys Energy Group's pension and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity and fixed income market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Management believes that such changes in costs would be recovered at the regulated segments through the ratemaking process.

The following table shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported net periodic pension cost. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	**Percentage-Point Change in Assumption**	**Impact on Projected Benefit Obligation**	**Impact on 2009 Pension Cost**
Discount rate	(0.5)	$75.5	$7.5
Discount rate	0.5	(64.1)	(4.2)
Rate of return on plan assets	(0.5)	N/A	5.4
Rate of return on plan assets	0.5	N/A	(5.4)

The following table shows how a given change in certain actuarial assumptions would impact the accumulated other postretirement benefit obligation and the reported net periodic other postretirement benefit cost. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	**Percentage-Point Change in Assumption**	**Impact on Postretirement Benefit Obligation**	**Impact on 2009 Postretirement Benefit Cost**
Discount rate	(0.5)	$29.0	$2.2
Discount rate	0.5	(27.1)	(2.2)
Health care cost trend rate	(1.0)	(48.4)	(6.8)
Health care cost trend rate	1.0	58.1	8.3
Rate of return on plan assets	(0.5)	N/A	1.1
Rate of return on plan assets	0.5	N/A	(1.1)

Integrys Energy Group uses an interest rate yield curve to enable it to make appropriate judgments about discount rates. The yield curve is comprised of non-callable (or callable with make-whole provisions), high-quality corporate bonds with maturities between 0 and 30 years. The included bonds are generally rated "Aa" with a minimum amount outstanding of $50 million. The expected annual benefit cash flows are discounted for each of Integrys Energy Group's pension and retiree welfare plans using this yield curve, and a single-point discount rate is developed matching each plan's expected payout structure.

Integrys Energy Group establishes its expected return on asset assumption based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios. The assumed long-term rate of return was 8.5% in 2009, 2008, and 2007.

For 2009, 2008, and 2007, the actual rates of return on pension plan assets, net of fees, were 22.0%, (25.9)%, and 6.2%, respectively. The determination of expected return on qualified plan assets is based on a market-related valuation of assets, which reduces year-to-year volatility. Cumulative gains and losses in excess of 10% of the greater of the pension or other postretirement benefit obligation or market-related value are amortized over the average remaining future service to expected retirement ages. Changes in fair value are recognized over the subsequent five years for plans sponsored by WPS, while differences between actual investment returns and the expected return on plan assets are recognized over a five-year period for pension plans sponsored by IBS and PEC. Because of this method, the future value of assets will be impacted as previously deferred gains or losses are included in market-related value.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. For more information on health care cost trend rates and a table showing future payments that Integrys Energy Group expects to make for pension and other postretirement benefits, see Note 18, *"Employee Benefit Plans."*

Regulatory Accounting

The electric and natural gas utility segments of Integrys Energy Group follow the guidance under the Regulated Operations Topic of the FASB ASC, and the financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by Integrys Energy Group's regulators. Future recovery of regulatory assets is not assured, and is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings at the utility segments, and the status of any pending or potential deregulation legislation. Once approved, the regulatory assets and liabilities are amortized into income over the rate recovery period. If recovery or refund of costs is not approved or is no longer deemed probable, these regulatory assets or liabilities are recognized in current period income.

The application of the Regulated Operations Topic of the FASB ASC would be discontinued if the regulated electric and natural gas utility segments or a separable portion of those segments would no longer meet the criteria for application. Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet, but rather classified as an extraordinary item in income for the period in which the discontinuation occurred. A write-off of all of Integrys Energy Group's regulatory assets and regulatory liabilities at December 31, 2009, would result in a 13.1% decrease in total assets and a 4.2% decrease in total liabilities. See Note 8, *"Regulatory Assets and Liabilities,"* for more information.

Environmental Activities Relating to Former Manufactured Gas Operations

Integrys Energy Group's natural gas utilities, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing and storing manufactured gas. The utility subsidiaries are accruing and deferring the costs incurred in connection with environmental activities at the manufactured gas plant sites pending recovery through rates or from other entities. The amounts deferred include costs incurred but not yet recovered through rates and management's best estimates of the costs that the utilities will incur in investigating and remediating the manufactured gas sites. Management's estimates are based upon a probabilistic model and an ongoing review by management of future investigative and remedial costs.

Management considers this policy critical due to the substantial uncertainty in the estimation of future costs with respect to the amount and timing of costs, and the extent of recovery from other potential responsible parties. See Note 16, *"Commitments and Contingencies,"* for further discussion of environmental matters.

Tax Provision

Integrys Energy Group is required to estimate income taxes for each of the jurisdictions in which it operates as part of the process of preparing Integrys Energy Group's consolidated financial statements. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Integrys Energy Group's Consolidated Balance Sheets. Integrys Energy Group must also assess the likelihood that its deferred tax assets will be recovered through future taxable income. To the extent Integrys Energy Group believes that recovery is not likely, it must establish a valuation allowance, which is offset by an adjustment to the provision for income taxes in the Consolidated Statements of Income.

Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of effective tax rates. Integrys Energy Group adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109" (now incorporated as part of the Income Taxes Topic of the FASB ASC), which requires that only income tax benefits that meet the "more likely than not" recognition threshold be recognized or continue to be recognized. The change in the unrecognized tax benefits needs to be reasonably estimated based on an evaluation of the nature of uncertainty, the nature of event that could cause the change, and an estimate of the range of reasonably possible changes. As allowed under Interpretation No. 48, Integrys Energy Group also elected to change its method of accounting to record interest and penalties paid on income tax obligations as a component of provision for income taxes.

Significant management judgment is required in determining Integrys Energy Group's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The assumptions involved are supported by historical data, reasonable projections, and technical interpretations of applicable tax laws and regulations across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on Integrys Energy Group's financial condition and results of operations. See Note 1(o), *"Summary of Significant Accounting Policies – Income Taxes,"* and Note 15, *"Income Taxes,"* for a discussion of accounting for income taxes.

IMPACT OF INFLATION

Integrys Energy Group's financial statements are prepared in accordance with GAAP. The statements provide a reasonable, objective, and quantifiable statement of financial results, but generally do not evaluate the impact of inflation. For Integrys Energy Group's regulated operations, to the extent it is not recovering the effects of inflation, it will file rate cases as necessary in the various jurisdictions in which it operates. Integrys Energy Group's nonregulated businesses include inflation in forecasted costs.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(Millions, except per share data)*	2009	2008	2007
Nonregulated revenues	**$4,004.0**	$ 9,737.9	$ 6,987.0
Utility revenues	**3,495.8**	4,309.9	3,305.4
Total revenues	**7,499.8**	14,047.8	10,292.4
Nonregulated cost of fuel, natural gas, and purchased power	**3,701.3**	9,654.3	6,676.2
Utility cost of fuel, natural gas, and purchased power	**1,919.8**	2,744.1	2,044.2
Operating and maintenance expense	**1,100.6**	1,081.2	922.1
Goodwill impairment loss	**291.1**	6.5	–
Restructuring expense	**43.5**	–	–
Loss on Integrys Energy Services dispositions related to strategy change	**28.9**	–	–
Depreciation and amortization expense	**230.9**	221.4	195.1
Taxes other than income taxes	**96.3**	93.6	87.4
Operating income	**87.4**	246.7	367.4
Miscellaneous income	**89.0**	87.3	64.1
Interest expense	**(164.8)**	(158.1)	(164.5)
Other expense	**(75.8)**	(70.8)	(100.4)
Income before taxes	**11.6**	175.9	267.0
Provision for income taxes	**83.2**	51.2	86.0
Net income (loss) from continuing operations	**(71.6)**	124.7	181.0
Discontinued operations, net of tax	**2.8**	4.7	73.3
Net income (loss)	**(68.8)**	129.4	254.3
Preferred stock dividends of subsidiary	**(3.1)**	(3.1)	(3.1)
Noncontrolling interest in subsidiaries	**1.0**	0.1	0.1
Net income (loss) attributed to common shareholders	**$ (70.9)**	**$ 126.4**	**$ 251.3**
Average shares of common stock			
Basic	**76.8**	76.7	71.6
Diluted	**76.8**	77.0	71.8
Earnings (loss) per common share (basic)			
Net income (loss) from continuing operations	**$(0.96)**	$1.59	$2.49
Discontinued operations, net of tax	**0.04**	0.06	1.02
Earnings (loss) per common share (basic)	**$(0.92)**	$1.65	$3.51
Earnings (loss) per common share (diluted)			
Net income (loss) from continuing operations	**$(0.96)**	$1.58	$2.48
Discontinued operations, net of tax	**0.04**	0.06	1.02
Earnings (loss) per common share (diluted)	**$(0.92)**	$1.64	$3.50
Dividends per common share declared	**$2.72**	$2.68	$2.56

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

At December 31 *(Millions)*	2009	2008
Assets		
Cash and cash equivalents	**$ 44.5**	$ 254.1
Collateral on deposit	**184.9**	262.7
Accounts receivable and accrued unbilled revenues, net of reserves of $57.5 and $62.5, respectively	**958.0**	1,892.6
Inventories	**304.3**	732.8
Assets from risk management activities	**1,522.1**	2,223.7
Regulatory assets	**121.1**	244.0
Deferred income taxes	**92.9**	–
Assets held for sale	**26.5**	26.3
Other current assets	**257.9**	280.8
Current assets	**3,512.2**	5,917.0
Property, plant, and equipment, net of accumulated depreciation of $2,847.2 and $2,701.0, respectively	**4,945.1**	4,748.5
Regulatory assets	**1,434.9**	1,444.8
Assets from risk management activities	**795.4**	758.7
Goodwill	**642.5**	933.9
Other long-term assets	**517.8**	469.6
Total assets	**$11,847.9**	$14,272.5
Liabilities and Equity		
Short-term debt	**$ 222.1**	$ 1,209.0
Current portion of long-term debt	**116.5**	150.9
Accounts payable	**639.4**	1,534.3
Liabilities from risk management activities	**1,607.1**	2,189.7
Regulatory liabilities	**100.4**	58.8
Liabilities held for sale	**0.3**	7.5
Deferred income taxes	**–**	71.6
Other current liabilities	**461.8**	494.7
Current liabilities	**3,147.6**	5,716.5
Long-term debt	**2,394.7**	2,285.7
Deferred income taxes	**658.2**	435.7
Deferred investment tax credits	**36.2**	36.9
Regulatory liabilities	**277.6**	275.5
Environmental remediation liabilities	**658.8**	640.6
Pension and other postretirement benefit obligations	**640.7**	636.5
Liabilities from risk management activities	**783.1**	762.7
Asset retirement obligations	**194.8**	178.9
Other long-term liabilities	**147.4**	152.8
Long-term liabilities	**5,791.5**	5,405.3
Commitments and contingencies		
Common stock – $1 par value; 200,000,000 shares authorized; 76,418,843 shares issued; 75,980,143 shares outstanding	**76.4**	76.4
Additional paid-in capital	**2,497.8**	2,487.9
Retained earnings	**345.6**	624.6
Accumulated other comprehensive loss	**(44.0)**	(72.8)
Treasury stock and shares in deferred compensation trust	**(17.2)**	(16.5)
Total common shareholders' equity	**2,858.6**	3,099.6
Preferred stock of subsidiary – $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,495 shares outstanding	**51.1**	51.1
Noncontrolling interest in subsidiaries	**(0.9)**	–
Total liabilities and equity	**$11,847.9**	$14,272.5

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Integrys Energy Group Common Shareholder's Equity								
(Millions)	**Deferred Compensation Trust and Treasury Stock**	**Common Stock**	**Additional Paid In Capital**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Total Common Shareholders' Equity**	**Preferred Stock of Subsidiary**	**Noncontrolling Interest**	**Total Equity**
Balance at December 31, 2006	$(13.5)	$43.4	$ 889.3	$628.2	$(13.8)	$1,533.6	$51.1	$ 0.2	$1,584.9
Net income attributed to common shareholders	–	–	–	251.3	–	251.3	–	(0.1)	251.2
Other comprehensive income									
Cash flow hedges (net of tax of $3.1)	–	–	–	–	4.9	4.9	–	–	4.9
Unrecognized pension and other postretirement costs (net of taxes of $3.0)	–	–	–	–	3.8	3.8	–	–	3.8
Available-for-sale securities (net of tax of $0.2)	–	–	–	–	0.4	0.4	–	–	0.4
Foreign currency translation (net of tax of $2.2)	–	–	–	–	3.6	3.6	–	–	3.6
Comprehensive income						264.0			263.9
Issuance of common stock	–	1.1	44.5	–	–	45.6	–	–	45.6
Peoples Energy Corporation merger	–	31.9	1,527.4	–	–	1,559.3	–	–	1,559.3
Stock based compensation	–	–	8.7	–	–	8.7	–	–	8.7
Dividends on common stock	–	–	–	(177.0)	–	(177.0)	–	–	(177.0)
Net contributions from noncontrolling parties	–	–	–	–	–	–	–	0.1	0.1
Other	(1.5)	–	3.9	(0.6)	(0.2)	1.6	–	(0.2)	1.4
Balance at December 31, 2007	$(15.0)	$76.4	$2,473.8	$701.9	$ (1.3)	$3,235.8	$51.1	$ –	$3,286.9
Net income attributed to common shareholders	–	–	–	126.4	–	126.4	–	(0.1)	126.3
Other comprehensive income (loss)									
Cash flow hedges (net of tax of $33.7)	–	–	–	–	(52.8)	(52.8)	–	–	(52.8)
Unrecognized pension and other postretirement costs (net of taxes of $8.1)	–	–	–	–	(12.7)	(12.7)	–	–	(12.7)
Available-for-sale securities (net of tax of $0.3)	–	–	–	–	(0.5)	(0.5)	–	–	(0.5)
Foreign currency translation (net of tax of $3.4)	–	–	–	–	(5.5)	(5.5)	–	–	(5.5)
Comprehensive income						54.9			54.8
Cumulative effect of change in accounting principle	–	–	–	4.5	–	4.5	–	–	4.5
Effects of changing pension plan measurement date pursuant to SFAS No. 158	–	–	–	(3.5)	–	(3.5)	–	–	(3.5)
Purchase of deferred compensation shares	(2.7)	–	–	–	–	(2.7)	–	–	(2.7)
Stock based compensation	0.1	–	12.5	–	–	12.6	–	–	12.6
Dividends on common stock	–	–	–	(203.9)	–	(203.9)	–	–	(203.9)
Net contributions from noncontrolling parties	–	–	–	–	–	–	–	0.1	0.1
Other	1.1	–	1.6	(0.8)	–	1.9	–	–	1.9
Balance at December 31, 2008	$(16.5)	$76.4	$2,487.9	$624.6	$(72.8)	$3,099.6	$51.1	$ –	$3,150.7
Net loss attributed to common shareholders	**–**	**–**	**–**	**(70.9)**	**–**	**(70.9)**	**–**	**(1.0)**	**(71.9)**
Other comprehensive income (loss)									
Cash flow hedges (net of tax of $17.0)	**–**	**–**	**–**	**–**	**31.5**	**31.5**	**–**	**–**	**31.5**
Unrecognized pension and other postretirement costs (net of taxes of $3.2)	**–**	**–**	**–**	**–**	**(6.7)**	**(6.7)**	**–**	**–**	**(6.7)**
Available-for-sale securities (net of tax of $0.1)	**–**	**–**	**–**	**–**	**(0.1)**	**(0.1)**	**–**	**–**	**(0.1)**
Foreign currency translation (net of tax of $2.6)	**–**	**–**	**–**	**–**	**4.1**	**4.1**	**–**	**–**	**4.1**
Comprehensive loss						**(42.1)**			**(43.1)**
Purchase of deferred compensation shares	**(3.1)**	**–**	**–**	**–**	**–**	**(3.1)**	**–**	**–**	**(3.1)**
Stock based compensation	**0.1**	**–**	**11.3**	**–**	**–**	**11.4**	**–**	**–**	**11.4**
Dividends on common stock	**–**	**–**	**–**	**(206.9)**	**–**	**(206.9)**	**–**	**–**	**(206.9)**
Net contributions from noncontrolling parties	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**0.1**	**0.1**
Other	**2.3**	**–**	**(1.4)**	**(1.2)**	**–**	**(0.3)**	**–**	**–**	**(0.3)**
Balance at December 31, 2009	**$(17.2)**	**$76.4**	**$2,497.8**	**$345.6**	**$(44.0)**	**$2,858.6**	**$51.1**	**$(0.9)**	**$2,908.8**

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Millions)*	2009	2008	2007
Operating Activities			
Net income (loss)	**$ (68.8)**	$ 129.4	$ 254.3
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Discontinued operations, net of tax	**(2.8)**	(4.7)	(73.3)
Goodwill impairment loss	**291.1**	6.5	–
Depreciation and amortization expense	**230.9**	221.4	195.1
Refund of nonqualified decommissioning trust	**(0.5)**	(0.5)	(70.6)
Recoveries and refunds of other regulatory assets and liabilities	**41.3**	51.2	32.6
Net unrealized losses (gains) on nonregulated energy contracts	**104.2**	(15.8)	(59.5)
Nonregulated lower-of-cost-or-market inventory adjustments	**44.2**	167.3	7.0
Bad debt expense	**54.6**	76.8	39.1
Pension and other postretirement expense	**72.4**	50.7	67.5
Pension and other postretirement contributions	**(53.3)**	(40.8)	(35.3)
Deferred income taxes and investment tax credit	**57.8**	62.4	66.8
(Gain) loss on sale of assets	**25.5**	(1.2)	(1.6)
Equity income, net of dividends	**(16.1)**	(15.1)	2.4
Other	**38.5**	9.9	(24.1)
Changes in working capital			
Collateral on deposit	**45.5**	(239.2)	82.0
Accounts receivable and accrued unbilled revenues	**864.8**	(207.7)	(30.7)
Inventories	**444.1**	(312.0)	(172.9)
Other current assets	**39.6**	(124.6)	0.9
Accounts payable	**(604.7)**	(53.2)	(96.5)
Other current liabilities	**(2.0)**	(10.8)	55.3
Net cash provided by (used for) operating activities	**1,606.3**	(250.0)	238.5
Investing Activities			
Capital expenditures	**(444.2)**	(532.8)	(392.6)
Proceeds from the sale or disposal of assets	**44.6**	31.1	15.6
Purchase of equity investments	**(34.1)**	(37.8)	(66.5)
Cash paid for transaction costs related to Peoples Energy Corporation merger	**–**	–	(14.4)
Restricted cash for repayment of long-term debt	**–**	–	22.0
Cash paid for transmission interconnection	**–**	(17.4)	(23.9)
Proceeds received from transmission interconnection	**–**	99.7	–
Other	**(7.0)**	5.0	8.3
Net cash used for investing activities	**(440.7)**	(452.2)	(451.5)
Financing Activities			
Short-term debt, net	**(815.7)**	569.7	(463.7)
Issuance of notes payable	**–**	155.7	–
Redemption of notes payable	**(157.9)**	–	–
Proceeds from sale of borrowed natural gas	**162.0**	530.4	211.9
Purchase of natural gas to repay natural gas loans	**(445.2)**	(257.2)	(177.5)
Issuance of long-term debt	**230.0**	181.5	125.2
Repayment of long-term debt	**(157.8)**	(58.1)	(26.5)
Payment of dividends			
Preferred stock	**(3.1)**	(3.1)	(3.1)
Common stock	**(206.9)**	(203.9)	(177.0)
Issuance of common stock	**–**	–	45.6
Proceeds from derivative contracts related to divestitures classified as financing activities	**33.9**	–	–
Other	**(17.7)**	(3.7)	5.9
Net cash (used for) provided by financing activities	**(1,378.4)**	911.3	(459.2)
Change in cash and cash equivalents – continuing operations	**(212.8)**	209.1	(672.2)
Change in cash and cash equivalents – discontinued operations			
Net cash used for operating activities	**–**	–	(109.3)
Net cash provided by investing activities	**3.2**	3.8	799.5
Change in cash and cash equivalents	**(209.6)**	212.9	18.0
Cash and cash equivalents at beginning of year	**254.1**	41.2	23.2
Cash and cash equivalents at end of year	**$ 44.5**	$ 254.1	$ 41.2

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations—Integrys Energy Group is a holding company whose primary wholly owned subsidiaries at December 31, 2009 included Wisconsin Public Service Corporation (WPS), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGU), Minnesota Energy Resources Corporation (MERC), The Peoples Gas Light and Coke Company (PGL), North Shore Gas Company (NSG), Integrys Business Support, LLC (IBS), and Integrys Energy Services. Of these subsidiaries, six are regulated electric and/or natural gas utilities, one, IBS, is a wholly owned centralized service company, and one, Integrys Energy Services, is a nonregulated energy supply and services company. In addition, WPS Investments, LLC holds an approximate 34% interest in American Transmission Company LLC (ATC).

The term "utility" refers to the regulated activities of the electric and natural gas utility segments, while the term "nonutility" refers to the activities of the electric and natural gas utility segments that are not regulated. The term "nonregulated" refers to activities at Integrys Energy Services, the Integrys Energy Group holding company, and the Peoples Energy Corporation (PEC) holding company.

(b) Consolidated Basis of Presentation—The consolidated financial statements include the accounts of Integrys Energy Group and all majority owned subsidiaries, after eliminating intercompany transactions and balances. If a noncontrolling owner's equity is reduced to zero, Integrys Energy Group's policy is to record 100% of the subsidiary's losses until the noncontrolling owner makes capital contributions or commits to fund its share of the operating costs. The cost method of accounting is used for investments when Integrys Energy Group does not have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by Integrys Energy Group, but over which it has significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. For additional information on equity method investments, see Note 9, "*Investments in Affiliates, at Equity Method.*" These consolidated financial statements also reflect Integrys Energy Group's proportionate interests in certain jointly owned utility facilities.

(c) Use of Estimates—Integrys Energy Group prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Integrys Energy Group makes estimates and assumptions that affect assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(d) Cash and Cash Equivalents—Short-term investments with an original maturity of three months or less are reported as cash equivalents.

The following is supplemental disclosure to the Integrys Energy Group Consolidated Statements of Cash Flows:

(Millions)	**2009**	**2008**	**2007**
Cash paid for interest	**$164.8**	$156.8	$144.5
Cash paid for income taxes	**19.1**	100.9	198.1

Significant non-cash transactions were:

(Millions)	**2009**	**2008**	**2007**
Construction costs funded through accounts payable	**$30.4**	$34.2	$ 26.1
Intangible assets (customer contracts) received in exchange for risk management assets	**17.0**	–	–
Equity issued for net assets acquired in PEC merger	**–**	–	1,559.3
Realized gain on settlement of contracts due to PEC merger	**–**	–	4.0
Peoples Energy Production Company (PEP) post-closing adjustments funded through other current liabilities	**–**	–	9.9

(e) Revenue and Customer Receivables—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services provided but not billed. At December 31, 2009, and 2008, Integrys Energy Group's unbilled revenues were $337.0 million and $525.5 million, respectively. At December 31, 2009, there were no customers or industries that accounted for more than 10% of Integrys Energy Group's revenues.

Prudent fuel and purchased power costs are recovered from customers under one-for-one recovery mechanisms by UPPCO and by the wholesale electric operations and Michigan retail electric operations of WPS, which provide for subsequent adjustments to rates for changes in commodity costs. There is a portion of WPS's wholesale electric business that limits cost recovery to no greater than the two-year average rate charged to large industrial retail customers for that same period. The costs of natural gas prudently incurred by the natural gas utility subsidiaries are also recovered from customers under one-for-one recovery mechanisms.

WPS's Wisconsin retail electric operations do not have a one-for-one recovery mechanism. Instead, a "fuel window" mechanism is used to recover fuel and purchased power costs. Under the fuel window, if actual fuel and purchased power costs deviate by more than 2% from costs included in the rates charged to customers, a rate review can be triggered. Once a rate review is triggered, rates may be reset (subject to Public Service Commission of Wisconsin [PSCW] approval) for the remainder of the year to recover or refund, on an annualized basis, the projected increase or decrease in the cost of fuel and purchased power.

All of Integrys Energy Group's utility subsidiaries are required to provide service and grant credit (with applicable deposit requirements) to customers within their service territories. The companies continually review their customers' creditworthiness and obtain or refund deposits accordingly. The utilities are generally precluded from discontinuing service to residential customers during winter moratorium months.

PGL credits proceeds from its interstate services against natural gas costs, resulting in a reduction to utility customers' natural gas charges.

WPS and UPPCO both sell and purchase power in the Midwest Independent Transmission System Operator, Inc. (MISO) market. If WPS or UPPCO is a net seller in a particular hour, the net amount is reported as revenue. If WPS or UPPCO is a net purchaser in a particular hour, the net amount is recorded as utility cost of fuel, natural gas, and purchased power on the Consolidated Statements of Income.

Integrys Energy Group presents revenues net of pass-through taxes on the Consolidated Statements of Income.

(f) Inventories—Inventories consist of natural gas in storage, liquid propane, and fossil fuels, including coal. Average cost is used to value fossil fuels, liquid propane, and natural gas in storage for the regulated utilities, excluding PGL and NSG. PGL and NSG price natural gas storage injections at the calendar year average of the costs of natural gas supply purchased. Withdrawals from storage are priced on the Last-in, First-out (LIFO) cost method. Inventories stated on a LIFO basis represented approximately 34% of total inventories at December 31, 2009, and 16% of total inventories at December 31, 2008. The estimated replacement cost of natural gas in inventory at December 31, 2009, and December 31, 2008, exceeded the LIFO cost by approximately $220.5 million and $212.2 million, respectively. In calculating these replacement amounts, PGL and NSG used a Chicago city-gate natural gas price per dekatherm of $6.14 at December 31, 2009, and $5.80 at December 31, 2008.

Inventories at Integrys Energy Services are valued at the lower of cost or market unless hedged pursuant to a fair value hedge, in which case changes in the fair value of inventory subsequent to the hedge designation are recorded directly to inventory. Integrys Energy Services recorded net write-downs of $44.2 million, $167.3 million, and $7.0 million in 2009, 2008, and 2007, respectively.

(g) Risk Management Activities—As part of its regular operations, Integrys Energy Group enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices and interest rates, which are described more fully in Note 2, "*Risk Management Activities.*" Derivative instruments at the utilities are entered into in accordance with the terms of the risk management plans approved by their respective Boards of Directors and, if applicable, by their respective regulators.

All derivatives are recognized on the balance sheet at their fair value unless they qualify for the normal purchases and sales exception. Integrys Energy Group continually assesses its contracts designated as normal and will discontinue the treatment of these contracts as normal if the required criteria are no longer met. Most energy-related physical and financial derivatives at the utilities qualify for regulatory deferral. These derivatives are marked to fair value; the resulting risk management assets are offset with regulatory liabilities or decreases to regulatory assets, and risk management liabilities are offset with regulatory assets or decreases to regulatory liabilities. Management believes any gains or losses resulting from the eventual settlement of these derivative instruments will be refunded to or collected from customers in rates.

Integrys Energy Group classifies unrealized gains and losses on derivative instruments that do not qualify for hedge accounting or regulatory deferral as a component of margins or operating and maintenance expense, depending on the nature of the transactions. Unrealized gains and losses on fair value hedges are recognized currently in revenue, as are the changes in fair value of the hedged items. To the extent they are effective, the changes in the values of contracts designated as cash flow hedges are included in other comprehensive income, net of taxes. Fair value hedge ineffectiveness and cash flow hedge ineffectiveness are recorded in revenue or operating and maintenance expense on the Consolidated Statements of Income, based on the nature of the transactions. Cash flows from derivative activities are presented in the same category as the item being hedged within operating activities on the Consolidated Statements of Cash Flows unless the derivative contracts contain an other-than-insignificant financing element, in which case the cash flows are classified within financing activities.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815-10-45 provides the option to present certain asset and liability derivative positions net on the balance sheet and to net the related cash collateral against these net derivative positions. Integrys Energy Group elected not to net these items. On the Consolidated Balance Sheets, cash collateral provided to others is shown separately as collateral on deposit, and cash collateral received from others is reflected in other current liabilities.

(h) Emission Allowances—Integrys Energy Services accounts for emission allowances as intangible assets, with cash inflows and outflows related to purchases and sales of emission allowances recorded as investing activities in the Consolidated Statements of Cash Flows. Integrys Energy Services uses the guidance under the Property, Plant, and Equipment Topic of the FASB ASC to test allowances for impairment. The utilities account for emission allowances as inventory at average cost by vintage year. Charges to income result when allowances are utilized in operating the utilities' generation plants. Gains on sales of allowances at the utilities are returned to ratepayers.

(i) Property, Plant, and Equipment—Utility plant is stated at original cost, including any associated Allowance for Funds Used During Construction (AFUDC) and asset retirement costs. The costs of renewals and betterments of units of property (as distinguished from minor items of property) are capitalized as additions to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. PGL and NSG charge the cost of units of property retired, sold, or otherwise disposed of to the accumulated provision for depreciation and record the cost of removal, less salvage value, associated with the retirement to depreciation expense. The other utilities charge the cost of units of property retired, sold, or otherwise disposed of, less salvage value, to the accumulated provision for depreciation and record a regulatory liability for removal costs included in rates, with actual removal costs charged against the liability as incurred. Consistent with the Illinois Commerce Commission (ICC) rate order issued January 22, 2010, PGL and NSG changed their method for recognizing net dismantling costs from as incurred to allocating the cost over the life of the asset.

Integrys Energy Group records straight-line depreciation expense over the estimated useful life of utility property, using depreciation rates as approved by the applicable regulators. Annual utility composite depreciation rates are shown below.

Annual Utility Composite Depreciation Rates	**2009**	**2008**	**2007**
WPS – Electric	**3.04%**	3.09%	3.35%
WPS – Natural gas	**3.30%**	3.39%	3.52%
UPPCO	**3.05%**	2.98%	3.01%
MGU	**2.66%**	2.67%	2.67%
MERC	**3.10%**	3.32%	3.42%
PGL	**2.29%**	2.55%	2.86% *
NSG	**1.66%**	1.80%	1.85% *

** Composite depreciation rate from the February 22, 2007 PEC merger date through the end of 2007.*

Interest capitalization is applied to nonutility property during construction, and a gain or loss is recognized for retirements. At December 31, 2009, and 2008, nonutility property at the regulated utilities consisted primarily of land.

Nonregulated plant is stated at cost, which includes capitalized interest. The costs of renewals, betterments, and major overhauls are capitalized as additions to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Depreciation is computed for the majority of the nonregulated subsidiaries' assets using the straight-line method over the assets' useful lives.

Integrys Energy Group capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which ranges from 3 to 15 years. If software is retired prior to being fully amortized, the difference is recorded as a loss on the Consolidated Statements of Income.

See Note 6, "*Property, Plant, and Equipment,*" for details regarding Integrys Energy Group's property, plant, and equipment balances.

(j) Capitalized Interest and AFUDC—The nonregulated subsidiaries capitalize interest for construction projects, while the utilities capitalize the cost of funds used for construction using a calculation that includes both internal equity and external debt components. The internal equity component of capitalized AFUDC is accounted for as other income, and the external debt component is accounted for as a decrease to interest expense.

Approximately 50% of WPS's retail jurisdictional construction work in progress expenditures are subject to the AFUDC calculation. For 2009, WPS's average AFUDC retail rate was 8.61%, and its average AFUDC wholesale rate was 7.78%. WPS's allowance for equity funds used during construction for 2009, 2008, and 2007 was $5.1 million, $5.2 million, and $0.9 million, respectively. WPS's allowance for borrowed funds used during construction for 2009, 2008, and 2007 was $2.0 million, $1.8 million, and $0.3 million, respectively.

The AFUDC calculation for IBS and the other utilities is determined by the respective state commissions, each with specific requirements. Based on these requirements, IBS and the other utilities did not record significant AFUDC for 2009, 2008, or 2007.

Interest capitalized at the nonregulated subsidiaries was not significant during 2009, 2008, and 2007.

(k) Regulatory Assets and Liabilities—Regulatory assets represent probable future revenue associated with certain costs or liabilities that have been deferred and are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts collected in rates for future costs. If at any reporting date a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery with the reduction charged to expense in the year the determination is made. See Note 8, "*Regulatory Assets and Liabilities,*" for more information.

(l) Asset Impairment—Goodwill and other intangible assets with indefinite lives are not amortized, but are subject to an annual impairment test. Other long-lived assets require an impairment review when events or circumstances indicate that the carrying amount may not be recoverable. Integrys Energy Group bases its evaluation of other long-lived assets on the presence of impairment indicators such as the future economic benefit of the assets, any historical or future profitability measurements, and other external market conditions or factors.

Integrys Energy Group's reporting units containing goodwill perform annual goodwill impairment tests during the second quarter of each year, and interim impairment tests are performed when impairment indicators are present. The carrying amount of the reporting unit's goodwill is considered not recoverable if the carrying amount of the reporting unit as a whole exceeds the reporting unit's fair value. An impairment charge is recorded for any excess of the carrying value of the goodwill over the implied fair value. For more information on Integrys Energy Group's goodwill and other intangible assets, see Note 10, "*Goodwill and Other Intangible Assets.*"

The carrying amount of assets held and used is considered not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

The carrying value of assets held for sale is not recoverable if it exceeds the fair value less cost to sell the asset. An impairment charge is recorded for any excess of the carrying value over the fair value less estimated cost to sell.

The carrying values of cost and equity method investments are assessed for impairment by comparing the fair values of these investments to their carrying values, if a fair value assessment was completed, or by reviewing for the presence of impairment indicators. If an impairment exists and it is determined to be other-than-temporary, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

(m) Retirement of Debt—Any call premiums or unamortized expenses associated with refinancing utility debt obligations are amortized consistent with regulatory treatment of those items. Any gains or losses resulting from the retirement of nonutility debt are recorded through earnings, while gains or losses resulting from the retirement of utility debt that is not refinanced are either amortized over the remaining life of the original debt or recorded through earnings.

(n) Asset Retirement Obligations—Integrys Energy Group recognizes legal obligations at fair value associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development, and/or normal operation of the assets. A liability is recorded for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The asset retirement obligations are accreted using a credit-adjusted risk-free interest rate commensurate with the expected settlement dates of the asset retirement obligations; this rate is determined at the date the obligation is incurred. The associated retirement costs are capitalized as part of the related long-lived assets and are depreciated over the useful lives of the assets. See Note 14, "*Asset Retirement Obligations,*" for more information.

(o) Income Taxes—Deferred income taxes have been recorded to recognize the expected future tax consequences of events that have been included in the financial statements by using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Integrys Energy Group records valuation allowances for deferred tax assets when it is uncertain if the benefit will be realized in the future. Integrys Energy Group's regulated utilities defer certain adjustments made to income taxes that will impact future rates and record regulatory assets or liabilities related to these adjustments.

Investment tax credits that reduce income taxes payable for the current year are recognized as a reduction of the provision for income taxes if the credits are generated in Integrys Energy Group's nonregulated operations unless it is likely that the related property that generated the tax credits will be sold after the end of the year with the tax credits transferred to the seller as permitted under tax law. For investment tax credits generated within regulated operations, regulators reduce Integrys Energy Group's future rates over the lives of the property to which the tax credits relate. Accordingly, Integrys Energy Group defers the investment tax credits in the year the taxes payable are reduced and reduces the provision for income taxes over the useful lives of the related property. Production tax credits generally reduce the provision for income taxes in the year that electricity from the qualifying facility is generated and sold. Investment tax credits and production tax credits that do not reduce income taxes payable for the current year are eligible for carryover and recognized as a deferred tax asset. A valuation allowance is established unless it is more likely than not that the credits will be realized during the carryforward period.

Integrys Energy Group files a consolidated United States income tax return that includes domestic subsidiaries of which its ownership is 80% or more. Integrys Energy Group and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its provision for income taxes on a stand-alone basis. In several states, combined or consolidated filing is required for certain members of Integrys Energy Group doing business in that state. The tax allocation arrangement equitably allocates the state taxes associated with these combined or consolidated filings.

Integrys Energy Group reports interest and penalties accrued related to income taxes as a component of provision for income taxes in the Consolidated Statements of Income, as well as regulatory assets or regulatory liabilities in the Consolidated Balance Sheets.

For more information regarding Integrys Energy Group's accounting for income taxes, see Note 15, "*Income Taxes.*"

(p) Guarantees—Integrys Energy Group follows the guidance of the Guarantees Topic of the FASB ASC, which requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. For additional information on guarantees, see Note 17, "*Guarantees.*"

(q) Employee Benefits—The costs of pension and other postretirement benefits are expensed over the periods during which employees render service. The transition obligation related to other postretirement plans that existed at Integrys Energy Group prior to the PEC merger is being recognized over a 20-year period beginning in 1993. In computing the expected return on plan assets, Integrys Energy Group uses a market-related value of plan assets. Changes in fair value are recognized over the subsequent five years for plans sponsored by WPS, while differences between actual investment returns and the expected return on plan assets are recognized over a five-year period for pension plans sponsored by IBS and PEC. The benefit costs associated with employee benefit plans are allocated among Integrys Energy Group's subsidiaries based on employees' time reporting and actuarial calculations, as applicable. Integrys Energy Group's regulators allow recovery in rates for the regulated utilities' net periodic benefit cost calculated under United States Generally Accepted Accounting Principles (GAAP).

Integrys Energy Group recognizes the funded status of defined benefit postretirement plans on the balance sheet, and recognizes changes in the plans' funded status in the year in which the changes occur. Integrys Energy Group's nonregulated segments record changes in the funded status in other comprehensive income, and the regulated utilities record these changes to regulatory asset or liability accounts.

Integrys Energy Group uses a December 31 measurement date for all of its pension and other postretirement benefit plans.

For additional information on Integrys Energy Group's employee benefits, see Note 18, "*Employee Benefit Plans.*"

(r) Fair Value—Effective January 1, 2008, Integrys Energy Group adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (now incorporated as part of the Fair Value Measurements and Disclosures Topic of the FASB ASC). This standard defined fair value and required enhanced disclosures about assets and liabilities carried at fair value. These disclosures can be found in Note 22, "*Fair Value.*"

A fair value measurement is required to reflect the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. Also, transaction costs should not be considered in the determination of fair value. On January 1, 2008, Integrys Energy Group recognized an increase in nonregulated revenues of $11.0 million due to the exclusion of transaction costs from Integrys Energy Services' fair value estimates.

SFAS No. 157 nullified a portion of Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Under Issue No. 02-3, inception gains or losses were deferred unless the fair value of the derivative was substantially based on quoted prices or other current market transactions. However, SFAS No. 157 provided a framework to consider, in evaluating a transaction, whether a transaction represents fair value at initial recognition. Integrys Energy Services recognized a pre-tax cumulative effect increase to retained earnings of $4.5 million on January 1, 2008, related to the nullification of the aforementioned portion of Issue No. 02-3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Integrys Energy Group utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing certain derivative assets and liabilities.

SFAS No. 157 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Pricing inputs are observable, either directly or indirectly, but are not quoted prices included within Level 1. Level 2 includes those financial instruments that are valued using external inputs within models or other valuation methodologies.

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(s) Subsequent Events—Subsequent events at Integrys Energy Group were evaluated for potential recognition or disclosure through February 25, 2010, which is the date the consolidated financial statements were issued.

(t) New Accounting Pronouncements—SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (now incorporated as part of the Consolidation Topic of the FASB ASC), was issued in June 2009. This statement introduces a requirement to perform ongoing assessments to determine whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. In addition, this statement clarifies that the enterprise that is required to consolidate a variable interest entity will have a controlling financial interest evidenced by:

(1) the power to direct the activities that most significantly affect the entity's economic performance, and (2) the obligation to absorb losses or the right to receive benefits that are potentially significant to the variable interest entity. Additional disclosures are required regarding involvement with variable interest entities, as well as the methodology used to determine the primary beneficiary of any variable interest entities. This standard was effective for Integrys Energy Group beginning January 1, 2010. Management is currently evaluating the impact that the adoption will have on Integrys Energy Group's first quarter 2010 consolidated financial statements.

NOTE 2—RISK MANAGEMENT ACTIVITIES

The following table shows Integrys Energy Group's assets and liabilities from risk management activities:

		Risk Management Assets		Risk Management Liabilities	
(Millions)	**Balance Sheet Presentation ***	**December 31, 2009**	**December 31, 2008**	**December 31, 2009**	**December 31, 2008**
Utility Segments					
Non-hedge derivatives					
Commodity contracts	Current	**$ 10.8**	$ 28.6	**$ 24.7**	$ 161.6
Commodity contracts	Long-term	**2.0**	–	**1.5**	9.0
Cash flow hedges					
Commodity contracts	Current	**–**	–	**0.2**	1.5
Commodity contracts	Long-term	**–**	–	**0.1**	–
Nonregulated Segments					
Non-hedge derivatives					
Commodity contracts	Current	**1,503.9**	2,080.9	**1,548.4**	1,944.2
Commodity contracts	Long-term	**787.2**	750.0	**769.5**	729.7
Interest rate swaps	Current	**–**	–	**1.0**	1.0
Interest rate swaps	Long-term	**–**	–	**2.5**	3.3
Foreign exchange contracts	Current	**1.0**	2.8	**0.9**	0.5
Foreign exchange contracts	Long-term	**0.9**	2.5	**0.9**	2.3
Fair value hedges					
Commodity contracts	Current	**–**	14.2	**–**	–
Interest rate swaps	Current	**1.8**	1.1	**–**	–
Interest rate swaps	Long-term	**0.8**	2.1	**–**	–
Cash flow hedges					
Commodity contracts	Current	**4.6**	81.3	**30.1**	79.4
Commodity contracts	Long-term	**4.5**	4.1	**8.6**	14.8
Interest rate swaps	Current	**–**	–	**1.8**	1.5
Interest rate swaps	Long-term	**–**	–	**–**	3.6
Foreign exchange contracts	Current	**–**	14.8	**–**	–
Total		**$2,317.5**	$2,982.4	**$2,390.2**	$2,952.4

* *Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying contracts.*

At December 31, 2008, $0.6 million of current non-hedge commodity derivative contracts were classified as liabilities held for sale in the nonregulated Integrys Energy Services segment. For more information see Note 4, "*Dispositions.*"

The table to the right shows Integrys Energy Group's cash collateral positions:

(Millions)	**December 31, 2009**	**December 31, 2008**
Cash collateral provided to others	**$184.9**	$262.7
Cash collateral received from others	**55.2**	18.9

Certain of Integrys Energy Group's derivative and nonderivative commodity instruments contain provisions that could require "adequate assurance" in the event of a material adverse change in Integrys Energy Group's creditworthiness, or the posting of additional collateral for instruments in net liability positions, if triggered by a decrease in credit ratings. The aggregate fair value of all derivative instruments with specific credit-risk related contingent features that were in a liability position at December 31, 2009, was $579.6 million. As of December 31, 2009, Integrys Energy Group had not posted any cash collateral related to the credit-risk related contingent features of these commodity instruments.

If all of the credit-risk related contingent features contained in commodity instruments (including derivatives, non-derivatives, normal purchase and normal sales contracts, and applicable payables and receivables) had been triggered at December 31, 2009, Integrys Energy Group would have been required to post collateral of $566.3 million. Of this amount, Integrys Energy Group had already satisfied $51.9 million with letters of credit. Therefore, the remaining collateral requirement would have been $514.4 million.

Utility Segments

Non-Hedge Derivatives

Utility derivatives include a limited number of natural gas purchase contracts, financial derivative contracts (futures, options, and swaps), and financial transmission rights (FTRs) used to manage electric transmission congestion costs. The futures, options, and swaps were used by both the electric and natural gas utility segments to mitigate the risks associated with the market price volatility of natural gas supply costs and the costs of gasoline and diesel fuel used by utility vehicles.

The table below shows the unrealized gains (losses) recorded related to non-hedge derivatives at the utilities.

(Millions)	**Financial Statement Presentation**	**2009**
Commodity contracts	Balance Sheet – Regulatory assets (current)	$122.5
Commodity contracts	Balance Sheet – Regulatory assets (long-term)	7.3
Commodity contracts	Balance Sheet – Regulatory liabilities (current)	(1.0)
Commodity contracts	Balance Sheet – Regulatory liabilities (long-term)	-
Commodity contracts	Income Statement – Utility cost of fuel, natural gas, and purchased power	0.1

At December 31, 2009, the utilities had the following notional volumes of outstanding non-hedge derivative contracts:

	Purchases	**Other Transactions**
Natural gas (millions of therms)	833.2	N/A
FTRs (millions of kilowatt-hours)	N/A	4,546.6
Petroleum products (barrels)	42,823	N/A

N/A = Not Applicable

Cash Flow Hedges

PGL uses commodity contracts designated as cash flow hedges to hedge changes in the price of natural gas used to support operations. These contracts extend through December 2011. At December 31, 2009, PGL had the following notional volumes of outstanding contracts that were designated as cash flow hedges:

	Purchases
Natural gas (millions of therms)	9.6

Changes in the fair values of the effective portions of these contracts are included in other comprehensive income (OCI), net of taxes. Amounts recorded in OCI related to these cash flow hedges will be recognized in earnings when the hedged transactions occur, or if it is probable that the hedged transaction will not occur. The tables below show the amounts related to cash flow hedges recorded in OCI and in earnings.

	Unrealized Loss Recognized in OCI on Derivative Instruments (Effective Portion)
(Millions)	**2009**
Commodity contracts	$(1.4)

		Loss Reclassified from Accumulated OCI into Income (Effective Portion)
(Millions)	**Income Statement Presentation**	**2009**
Settled commodity contracts	Operating and maintenance expense	$(2.6)

The amount reclassified from accumulated OCI into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions was not significant during 2009, was a pre-tax loss of $2.7 million during 2008, and was not significant during 2007. Cash flow hedge ineffectiveness related to these commodity contracts was not significant during 2009 and 2008, and was a pre-tax loss of $4.4 million in 2007. When testing for effectiveness, no portion of the derivative instruments was excluded. In the next 12 months, PGL expects that an insignificant pre-tax loss will be recognized in earnings as the hedged transactions occur.

Nonregulated Segments

Non-Hedge Derivatives

Integrys Energy Group's nonregulated segments enter into derivative contracts such as futures, forwards, options, and swaps that are not designated as accounting hedges under GAAP. In most cases, these contracts are used to manage commodity price risk associated with customer related contracts, interest rate risk associated with expected future natural gas purchases, and foreign currency exchange rate risk related to the wrap up of the Canadian marketing operations.

At December 31, 2009, the nonregulated segments had the following notional volumes of outstanding non-hedge derivative contracts:

(Millions)	Purchases	Sales	Other Transactions
Commodity contracts			
Natural gas (therms)	2,990.4	2,917.1	N/A
Power (kilowatt-hours)	132,200.4	125,983.1	N/A
Interest rate swaps	N/A	N/A	$219.2
Foreign exchange contracts	$35.1	$35.1	N/A

N/A = Not Applicable

Gains (losses) related to non-hedge derivatives are recognized currently in earnings, as shown in the table below.

(Millions)	Income Statement Presentation	2009
Commodity contracts	Nonregulated revenue	$ (5.1)
Commodity contracts	Nonregulated revenue (reclassified from accumulated OCI)	(3.2) *
Interest rate swaps	Interest expense	(1.7)
Foreign exchange contracts	Nonregulated revenue	(1.8)
Total		**$(11.8)**

* *Represents amounts amortized out of accumulated OCI related to cash flow hedges that were dedesignated in prior quarters.*

Fair Value Hedges

At PEC, an interest rate swap designated as a fair value hedge is used to hedge changes in the fair value of $50.0 million of PEC Series A 6.9% notes due January 15, 2011. The changes in the fair value of this hedge are recognized currently in earnings, as are the changes in fair value of the hedged item. Unrealized gains (losses) related to the fair value hedge and the related hedged item are shown in the table below.

(Millions)	Income Statement Presentation	2009
Interest rate swap	Interest expense	$ (0.6)
Debt hedged by swap	Interest expense	0.6
Total		**$ –**

Fair value hedge ineffectiveness recorded in interest expense on the Consolidated Statements of Income was not significant in 2009, 2008, and 2007. No amounts were excluded from effectiveness testing related to the interest rate swap during 2009, 2008, and 2007.

During the year ended December 31, 2009, Integrys Energy Services did not have any commodity derivative contracts designated as fair value hedges. During the years ended December 31, 2008, and 2007, Integrys Energy Services had commodity derivative contracts designated as fair value hedges to mitigate the risk of changes in the price of natural gas held in storage. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant in 2008 and 2007. Changes in the difference between the spot and forward prices of natural gas were excluded from the assessment of hedge effectiveness and reported directly in nonregulated revenue. The amount excluded was a pre-tax gain of $5.5 million during 2008 and was not significant during 2007.

Cash Flow Hedges

Commodity futures, forwards, and swaps that are designated as cash flow hedges extend through April 2014, and are used to mitigate the risk of cash flow variability associated with future purchases and sales of natural gas and electricity. Integrys Energy Group also has two interest rate swaps that are designated as cash flow hedges to fix the interest rate on an unsecured term loan through June 2010. At December 31, 2009, the nonregulated segments had the following notional volumes of outstanding contracts that were designated as cash flow hedges:

(Millions)	Purchases	Sales	Other Transactions
Commodity contracts			
Natural gas (therms)	5.9	8.6	N/A
Power (kilowatt-hours)	7,116.2	–	N/A
Interest rate swaps	N/A	N/A	$65.6

N/A = Not Applicable

Changes in the fair values of the effective portions of contracts designated as cash flow hedges are included in OCI, net of taxes. Amounts recorded in OCI related to cash flow hedges will be recognized in earnings when the hedged transactions occur, or if it is probable that the hedged transaction will not occur. The tables below show the amounts related to cash flow hedges recorded in OCI and in earnings.

	Unrealized Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)
(Millions)	2009
Commodity contracts	$(60.0)
Interest rate swaps	3.2

		Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
(Millions)	Income Statement Presentation	2009
Settled/Realized		
Commodity contracts	Nonregulated revenue	$(107.3)
Interest rate swaps	Interest expense	1.2
Hedge Designation Discontinued		
Commodity contracts	Nonregulated revenue	2.7
Total		**$(103.4)**

		Loss Recognized in Income on Derivative Instruments (Ineffective Portion and Amount Excluded from Effectiveness Testing)
(Millions)	Income Statement Presentation	2009
Commodity contracts	Nonregulated revenue	$(1.1)

In the next 12 months, subject to changes in market prices of natural gas and electricity, a pre-tax loss of $34.0 million related to cash flow hedges of commodity contracts is expected to be recognized in earnings as the hedged transactions occur. This amount is expected to be substantially offset by the settlement of the related nonderivative hedged contracts.

NOTE 3—RESTRUCTURING EXPENSE

Reductions in Workforce

In an effort to permanently remove costs from its operations, Integrys Energy Group developed a plan at the end of 2009 that includes reductions in the workforce. In connection with this plan, $18.0 million of employee-related and consulting costs, including an insignificant curtailment loss for a nonqualified pension plan, were included in the restructuring expense line item on the Consolidated Statements of Income. An insignificant amount was paid out in 2009 for consulting fees. The restructuring costs were distributed across Integrys Energy Group's segments as follows:

(Millions)	**2009**
Electric utility	**$ 8.6**
Natural gas utility	**6.9**
Integrys Energy Services	**1.7**
Holding company and other	**0.8**
Total restructuring expense	**$18.0**

Integrys Energy Services Strategy Change

Integrys Energy Group is in the process of significantly reducing the size of its nonregulated energy services business segment to a smaller segment with significantly reduced credit and collateral support requirements. In connection with this strategy, the following restructuring costs were expensed:

(Millions)	**2009**
Employee-related costs	**$10.1**
Legal and consulting	**9.2**
Software write-offs and accelerated depreciation	**5.9**
Miscellaneous	**0.3**
Total restructuring expense	**$25.5**

All of the above costs were related to the Integrys Energy Services segment and were included in the restructuring expense line item on the Consolidated Statements of Income.

The following table summarizes the activity related to employee-related restructuring expense:

(Millions)	**2009**
Accrued employee-related costs at beginning of period	**$ –**
Employee-related costs expensed	**10.1**
Cash payments	**1.9**
Accrued employee-related costs at end of period	**$ 8.2**

Integrys Energy Group expects to incur total employee-related restructuring expense of approximately $12 million related to the Integrys Energy Services strategy change by the end of 2010, including the $10.1 million expensed as of December 31, 2009.

NOTE 4—DISPOSITIONS

Integrys Energy Services Strategy Change

As part of Integrys Energy Group's decision to significantly reduce the size of its nonregulated energy services business segment with significantly reduced credit and collateral support requirements, it entered into the following sale agreements during 2009.

Proposed Sale of United States Wholesale Electric Marketing and Trading Business

In December 2009, Integrys Energy Services entered into a definitive agreement to sell substantially all of its United States wholesale electric marketing and trading business. The closing of this sale is contingent upon obtaining certain customary contractual consents and necessary regulatory approvals. Effective February 1, 2010, Integrys Energy Services transferred substantially all of the market risk associated with this business by entering into trades with the buyer that mirror Integrys Energy Services' underlying wholesale electric contracts. Integrys Energy Services expects to transfer title to the underlying contracts and close the transaction by the end of the second quarter of 2010, at which time these mirror transactions will terminate.

The carrying values of the major classes of assets and liabilities included in the sale agreement were as follows at December 31, 2009:

(Millions)	
Current assets from risk management activities	**$1,219.7**
Long-term assets from risk management activities	**629.4**
Total assets	**$1,849.1**
Current liabilities from risk management activities	**$1,229.8**
Long-term liabilities from risk management activities	**602.2**
Total liabilities	**$1,832.0**

Based on the terms of the sale agreement and the carrying amount of the net assets being sold, had the sale transaction closed on December 31, 2009, Integrys Energy Services would have realized a non-cash loss on the sale of approximately $58 million pre-tax. Also included in the sale transaction are commodity contracts that do not meet the GAAP definition of derivative instruments, and therefore are not reflected on the Consolidated Balance Sheets. In accordance with GAAP, expected gains or losses related to nonderivative commodity contracts are not recognized until the contracts are settled. The gain or loss on the sale will be recorded in the period the contracts are transferred to the buyer as this transfer represents settlement. Furthermore, changes in forward electric prices will impact the ultimate gain or loss on the sale and could be different than the aforementioned loss that was computed assuming a December 31, 2009 closing date. In conjunction with the sale, Integrys Energy Services will enter into derivative contracts with the buyer to reestablish the economic hedges for the retained retail business at the same prices and other terms previously executed through Integrys Energy Services' wholesale electric marketing business being sold. Had these new third-party derivative contracts been entered into at December 31, 2009, the amount of assets and liabilities from risk management activities would have been as follows:

(Millions)	
Current assets from risk management activities	**$ 50.1**
Long-term assets from risk management activities	**30.5**
Total assets	**$ 80.6**
Current liabilities from risk management activities	**$ 78.9**
Long-term liabilities from risk management activities	**42.8**
Total liabilities	**$121.7**

Sale of Generation Assets in New Brunswick, Canada and Northern Maine, and Associated Retail Electric Contracts

In November 2009, Integrys Energy Services entered into definitive agreements that it subsequently closed in the first quarter of 2010, for the sale of two of its power generation companies, which own generation assets in New Brunswick, Canada and Northern Maine, along with the associated retail electric contracts and standard offer service contracts in Northern Maine. The proceeds from the sale of the generation companies and associated retail electric contracts were $38.5 million, and the estimated pre-tax gain on the sale to be recognized during the first quarter of 2010 is approximately $15 million, subject to certain post-closing adjustments.

The carrying values of the major classes of assets and liabilities classified as held for sale on the Consolidated Balance Sheets were as follows:

(Millions)	**December 31, 2009**	**December 31, 2008**
Inventories	**$ 0.1**	$ 0.1
Property, plant, and equipment – net of accumulated depreciation of $9.7 and $9.0, respectively	**25.1**	24.8
Other long-term assets	**1.3**	1.4
Total assets	**$26.5**	$26.3
Current portion of long-term debt	**$ -**	$ 4.3
Current liabilities from risk management activities	**-**	0.6
Other current liabilities	**-**	0.1
Long-term debt	**-**	2.3
Asset retirement obligations	**0.3**	0.2
Total liabilities	**$ 0.3**	$ 7.5

Sale of United States Wholesale Natural Gas Marketing and Trading Business

In October 2009, Integrys Energy Services entered into definitive agreements to sell the majority of its United States wholesale natural gas marketing and trading business in a two-part transaction. In December 2009, Integrys Energy Services completed the first part of the transaction by selling substantially all of its United States wholesale natural gas marketing and trading business. The second part of this transaction includes wholesale natural gas storage contracts. Integrys Energy Services will continue to pursue the sale of these contracts throughout the year. The pre-tax loss on the sale of the United States wholesale natural gas marketing and trading business reported during the fourth quarter of 2009 was $28.5 million and is reported as a component of loss on Integrys Energy Services dispositions related to strategy change in the Consolidated Statements of Income.

The following table shows the carrying values of the major classes of assets and liabilities included in the sale at the December 4, 2009 closing date.

(Millions)	
Inventories	$ 9.9
Current assets from risk management activities	261.2
Long-term assets from risk management activities	68.6
Total assets	$339.7
Accounts payable	$ 36.0
Current liabilities from risk management activities	311.7
Long-term liabilities from risk management activities	79.8
Total liabilities	$427.5

In addition to the above recognized assets and liabilities, commodity contracts that are not accounted for as derivatives were also transferred to the buyer.

In conjunction with the transaction, Integrys Energy Services entered into derivative contracts with the buyer to reestablish the economic hedges for the retained retail business, at the same prices and other terms previously executed through Integrys Energy Services' wholesale natural gas marketing and trading business being sold. The execution of these new third-party derivative contracts resulted in assets and liabilities from risk management activities as follows at the date of the sale:

(Millions)	
Current assets from risk management activities	$ 62.6
Long-term assets from risk management activities	25.9
Total assets	$ 88.5
Current liabilities from risk management activities	$134.3
Long-term liabilities from risk management activities	53.8
Total liabilities	$188.1

In January 2010, the buyer of the wholesale natural gas marketing and trading business exercised its option to purchase certain of the wholesale natural gas storage contracts from Integrys Energy Services in a subsequent sale. There is not anticipated to be a significant gain or loss on the sale of these natural gas storage contracts during the first quarter of 2010.

The carrying values of the major assets and liabilities included in this sale were as follows at December 31, 2009:

(Millions)	
Inventories	**$16.1**
Current assets from risk management activities	**37.5**
Long-term assets from risk management activities	**8.9**
Total assets	**$62.5**
Accounts payable	**$24.8**
Current liabilities from risk management activities	**42.9**
Long-term liabilities from risk management activities	**7.5**
Total liabilities	**$75.2**

Sale of Canadian Natural Gas and Electric Power Portfolio

In September 2009, Integrys Energy Services of Canada, a subsidiary of Integrys Energy Services, sold nearly all of its Canadian natural gas and electric power contract portfolio. In a separate transaction, Integrys Energy Services of Canada sold a 2 billion cubic foot (bcf) natural gas storage contract to a counterparty. With these two transactions, Integrys Energy Services exited the majority of its electric and natural gas marketing business in Canada. The pre-tax loss on the sale of the Canadian portfolio was $0.4 million and is reported as a component of loss on Integrys Energy Services dispositions related to strategy change in the Consolidated Statements of Income.

The following table shows the carrying values of the major classes of assets and liabilities included in the transactions at the closing dates.

(Millions)	
Inventories	$ 5.3
Current assets from risk management activities	134.7
Long-term assets from risk management activities	48.6
Total assets	$188.6
Current liabilities from risk management activities	$119.8
Long-term liabilities from risk management activities	32.3
Total liabilities	$152.1

In conjunction with the transaction, Integrys Energy Services entered into derivative contracts with the buyer to reestablish the economic hedges for the retained United States retail business, at the same prices and other terms previously executed through Integrys Energy Services' Canadian natural gas and electric power portfolio being sold. The execution of these new third-party derivative contracts resulted in assets and liabilities from risk management activities as follows at the date of sale:

(Millions)	
Current assets from risk management activities	$21.8
Long-term assets from risk management activities	8.8
Total assets	$30.6
Current liabilities from risk management activities	$14.2
Long-term liabilities from risk management activities	6.3
Total liabilities	$20.5

Discontinued Operations Resulting from Integrys Energy Services Strategy Change

Energy Management Consulting Business

During 2009, Integrys Energy Services completed the sale of its energy management consulting business and received proceeds of $4.7 million. This business provided consulting services relating to long-term strategies for managing energy costs for its customers. The historical financial results of this business were not significant. The gain on sale of this business reported in discontinued operations was $3.9 million ($2.4 million after-tax).

Other Discontinued Operations

Stoneman

During the third quarter of 2008, Integrys Energy Services sold its subsidiary Mid-American Power, LLC, which owned the Stoneman generation facility, located in Wisconsin. The historical financial results of this business were not significant. In the fourth quarter of 2008, Integrys Energy Services recognized a $6.3 million ($3.8 million after-tax) gain on the sale of this business in discontinued operations when a previously contingent payment was earned and paid by the buyer. This contingent payment resulted from legislation that was passed in the fourth quarter of 2008, which extended the production tax credits available for certain biomass facilities.

PEP

In September 2007, Integrys Energy Group completed the sale of PEP, an oil and natural gas production subsidiary acquired in the PEC merger, for $869.2 million, net of certain post-closing adjustments. These post-closing adjustments were funded through other current liabilities at December 31, 2007, and, therefore, are included in Note 1(d), *"Summary of Significant Accounting Policies—Cash and Cash Equivalents,"* as a non-cash transaction for 2007. Including the impact of the post-closing adjustments, the pre-tax gain recorded for 2007 was $12.6 million ($7.6 million after-tax), and was included as a component of discontinued operations. In 2008, $0.8 million of tax adjustments related to the 2007 PEP sale was recorded as income from discontinued operations.

Components of discontinued operations reported in the Consolidated Statements of Income related to PEP were:

(Millions)	**February 22, 2007 through December 31, 2007**
Nonregulated revenues	$114.2
Operating and maintenance expense	28.5
Gain on PEP sale	(12.6)
Taxes other than income taxes	5.1
Other expense	0.1
Income before taxes	93.1
Provision for income taxes	34.6
Discontinued operations, net of tax	$ 58.5

It is Integrys Energy Group's policy to not allocate interest to discontinued operations unless the asset group being sold has external debt obligations. PEP had no external debt obligations during the period shown.

WPS Niagara Generation, LLC

In January 2007, Integrys Energy Services completed the sale of WPS Niagara Generation, LLC (Niagara) and received proceeds of approximately $31 million. This facility was a merchant generation facility and sold power on a wholesale basis. Integrys Energy Services recognized a $24.6 million ($14.7 million after-tax) gain on the sale of this business in discontinued operations.

Components of discontinued operations reported in the Consolidated Statements of Income related to Niagara for the year ended December 31 were as follows:

(Millions)	**2007**
Nonregulated revenues	$ 1.5
Nonregulated cost of fuel, natural gas, and purchased power	1.0
Operating and maintenance expense	0.5
Gain on Niagara sale	(24.6)
Income before taxes	24.6
Provision for income taxes	9.8
Discontinued operations, net of tax	$14.8

No interest expense was allocated to discontinued operations as Niagara had no external debt obligations during the periods shown above.

During 2008, Integrys Energy Services recorded a $0.1 million after-tax gain in discontinued operations related to amortization of an environmental indemnification guarantee included as part of the sale agreement.

During 2009, Integrys Energy Services recorded a $0.4 million after-tax gain in discontinued operations related to a refund received in connection with the overpayment of auxiliary power service in prior years.

NOTE 5—PEC MERGER

The PEC merger was completed on February 21, 2007 and was accounted for under the purchase method of accounting, with Integrys Energy Group as the acquirer. In the merger, shareholders of PEC received 0.825 shares of Integrys Energy Group common stock, $1 par value, for each share of PEC common stock, no par value, which they held immediately prior to the merger. The total purchase price was approximately $1.6 billion. The results of operations attributable to PEC are included in the consolidated financial statements for the years ended December 31, 2009, 2008, and for the period from February 22, 2007, through December 31, 2007.

In order to achieve Integrys Energy Group's anticipated merger synergies, a restructuring plan was implemented, which included a process to eliminate duplicative positions within Integrys Energy Group. Costs associated with the merger-related involuntary termination of employees at PEC (the acquired company) were recognized as a liability assumed in the merger and included in the purchase price allocation. The liability recognized at the date of the merger was not significant and was fully paid at December 31, 2008.

Costs related to the involuntary termination of the acquirer's employees were expensed. Costs associated with the relocation or voluntary terminations of both Integrys Energy Group and PEC employees were also expensed. The following table summarizes the activity related to these specific costs for the years ended December 31:

(Millions)	**2009**	**2008**	**2007**
Accrued employee severance costs at beginning of period	**$1.4**	$4.8	$ –
Severance expense recorded	**0.1**	2.5	7.2
Cash payments	**(1.1)**	(5.9)	(2.4)
Accrued employee severance costs at end of period	**$0.4**	$1.4	$4.8

Supplemental Pro Forma Information

The following table shows pro forma results of operations for Integrys Energy Group for the year ended December 31, 2007, as if the acquisition of PEC had been completed at January 1, 2007. Pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results would have been had the acquisitions actually occurred on January 1, 2007.

(Millions, except per share amounts)	**Year Ended December 31, 2007**
Total revenues	$10,997.7
Net income from continuing operations	$211.2
Net income attributed to common shareholders	$283.4
Basic earnings per share – continuing operations	$2.73
Basic earnings per share	$3.72
Diluted earnings per share – continuing operations	$2.73
Diluted earnings per share	$3.72

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31 consisted of the following utility, nonutility, and nonregulated assets:

(Millions)	**2009**	**2008**
Electric utility	**$3,066.7**	$2,777.5
Natural gas utility	**4,338.3**	4,190.1
Total utility plant	**7,405.0**	6,967.6
Less: Accumulated depreciation	**2,726.0**	2,599.3
Net	**4,679.0**	4,368.3
Construction work in progress	**40.7**	159.6
Net utility plant	**4,719.7**	4,527.9
Nonutility plant – utility segments	**100.7**	87.9
Less: Accumulated depreciation	**59.1**	51.0
Net	**41.6**	36.9
Construction work in progress	**34.6**	15.5
Net nonutility plant – utility segments	**76.2**	52.4
Electric nonregulated	**166.8**	161.5
Natural gas nonregulated	**18.1**	3.4
Other nonregulated	**23.5**	23.1
Total nonregulated property, plant, and equipment	**208.4**	188.0
Less: Accumulated depreciation	**62.1**	50.7
Net	**146.3**	137.3
Construction work in progress	**2.9**	30.9
Net nonregulated property, plant, and equipment	**149.2**	168.2
Total property, plant, and equipment	**$4,945.1**	$4,748.5

NOTE 7—JOINTLY OWNED UTILITY FACILITIES

WPS holds a joint ownership interest in certain electric generating facilities. WPS is entitled to its share of generating capability and output of each facility equal to its respective ownership interest. WPS also pays its ownership share of additional construction costs, fuel inventory purchases, and operating expenses unless specific agreements have been executed to limit its maximum exposure to additional costs. WPS's share of significant jointly owned electric generating facilities as of December 31, 2009, was as follows:

(Millions, except for percentages and megawatts)	**Weston 4**	**West Marinette Unit No. 33**	**Columbia Energy Center Units 1 and 2**	**Edgewater Unit No. 4**
Ownership	**70.0%**	**68.0%**	**31.8%**	**31.8%**
WPS's share of rated capacity (megawatts)	**374.5**	**56.8**	**335.2**	**105.0**
Utility plant in service	**$609.8**	**$18.2**	**$165.9**	**$37.8**
Accumulated depreciation	**$ 53.5**	**$ 9.7**	**$102.4**	**$23.5**
In-service date	**2008**	**1993**	**1975 and 1978**	**1969**

WPS's share of direct expenses for these plants is recorded in operating expenses in the Consolidated Statements of Income. WPS has supplied its own financing for all jointly owned projects.

NOTE 8—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities were reflected in Integrys Energy Group's Consolidated Balance Sheets as of December 31:

(Millions)	2009	2008
Regulatory assets		
Environmental remediation costs (net of insurance recoveries)	**$ 674.9**	$ 681.1
Pension and other postretirement benefit related items	**605.5**	634.7
Asset retirement obligations	**39.4**	30.5
De Pere Energy Center	**33.4**	35.8
Derivatives	**32.3**	162.0
Income tax related items	**29.0**	23.2
Decoupling	**28.9**	4.4
Weston 3 lightning strike	**18.1**	22.3
Bad debt expense	**17.7**	4.8
Conservation program costs	**17.4**	4.8
Costs of previously owned nuclear plant	**14.3**	24.1
Unamortized loss on debt	**12.5**	13.2
Energy costs receivable through rate adjustments	**12.3**	23.1
Rate case costs	**9.5**	5.7
Costs to achieve merger synergies	**6.1**	12.1
Other	**4.7**	7.0
Total	**$1,556.0**	$1,688.8
Balance Sheet Presentation		
Current	**$ 121.1**	$ 244.0
Long-term	**1,434.9**	1,444.8
Total	**$1,556.0**	$1,688.8
Regulatory liabilities		
Cost of removal reserve	**$ 246.6**	$ 231.6
Energy costs refundable through rate adjustments	**79.6**	34.1
Pension and other postretirement benefit related items	**23.5**	26.1
Income tax related items	**6.7**	8.2
Enhanced Efficiency Program (EEP)	**6.1**	4.8
ATC and MISO refunds	**4.6**	9.6
Derivatives	**4.3**	4.9
Decoupling	**1.4**	9.4
Other	**5.2**	5.6
Total	**$ 378.0**	$ 334.3
Balance Sheet Presentation		
Current	**$ 100.4**	$ 58.8
Long-term	**277.6**	275.5
Total	**$ 378.0**	$ 334.3

Integrys Energy Group's utility subsidiaries expect to recover their regulatory assets and incur future costs or refund their regulatory liabilities through rates charged to customers based on specific ratemaking decisions over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Based on prior and current rate treatment for such costs, Integrys Energy Group believes it is probable that its utility subsidiaries will continue to recover from customers the regulatory assets described above.

The regulatory assets listed in the table above related to WPS's environmental remediation costs, the Weston 3 lightning strike, rate case costs, and the unamortized loss on debt at PGL and NSG, are not earning a rate of return. The regulatory asset for WPS's environmental remediation costs was $74.2 million at December 31, 2009, and includes both liabilities and costs incurred to remediate the former manufactured gas plant sites that have not yet been recovered through rates. At December 31, 2009, environmental remediation costs that have been incurred but not yet recovered in rates were not significant. WPS is authorized recovery of the regulatory asset related to the Weston 3 lightning strike over a six-year period. The regulatory assets related to the unamortized loss on debt at PGL and NSG are not included in rate base, but are recovered over the term of the debt through the rate of return authorized by the ICC. The regulatory assets related to rate case costs for PGL and NSG are authorized recovery by the ICC over a five-year period for 2008 rates and a three-year period for 2010 rates. The regulatory assets related to rate case costs for MERC are authorized recovery by the Minnesota Public Utility Commission (MPUC) over a five-year period for 2009 rates and a three-year period for 2010 rates. These regulatory assets are expected to be recovered from customers in future rates; however, the carrying costs of these assets are borne by Integrys Energy Group's shareholders.

Prior to WPS purchasing the De Pere Energy Center, WPS had a long-term power purchase contract with the De Pere Energy Center that was accounted for as a capital lease. As a result of the purchase, the capital lease obligation was reversed and the difference between the capital lease asset and the purchase price was recorded as a regulatory asset. WPS is authorized recovery of this regulatory asset over a 20-year period.

See Note 1(g), "*Summary of Significant Accounting Policies – Risk Management Activities*," Note 14, "*Asset Retirement Obligations*," Note 15, "*Income Taxes*," Note 16, "*Commitments and Contingencies*," Note 18, "*Employee Benefit Plans*," and Note 24, "*Regulatory Environment*," for more information on some of the more significant regulatory assets and liabilities listed in the table on page 52.

NOTE 9—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2009, and 2008 were as follows:

(Millions)	**2009**	**2008**
ATC	**$395.9**	$346.9
Wisconsin River Power Company (WRPC)	**8.5**	8.5
Other	**1.4**	3.1
Investments in affiliates, at equity method	**$405.8**	$358.5

Investments in affiliates accounted for under the equity method are included in other long-term assets on the Consolidated Balance Sheets, and the equity income (loss) is recorded in miscellaneous income on the Consolidated Statements of Income. Integrys Energy Group is taxed on ATC's equity income, rather than ATC, due to the tax flow-through nature of ATC's business structure. Accordingly, Integrys Energy Group's provision for income taxes includes taxes on ATC's equity income.

ATC

Integrys Energy Group's electric transmission investment segment consists of WPS Investments, LLC's ownership interest in ATC, which was approximately 34% at December 31, 2009. ATC is a for-profit, transmission-only company. ATC owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, Minnesota, and Illinois.

The following table shows changes to Integrys Energy Group's investment in ATC during the years ended December 31.

(Millions)	**2009**	**2008**	**2007**
Balance at the beginning of period	**$346.9**	$ 296.6	$ 231.9
Add: equity in net income	**75.3**	66.1	50.5
Add: capital contributions	**34.1**	34.6	50.9
Less: dividends received	**60.4**	50.4	36.7
Balance at the end of period	**$395.9**	**$346.9**	**$296.6**

The regulated electric utilities provide construction and other services to, and receive network transmission services from, ATC. The related party transactions recorded by the regulated electric utilities in the years ended December 31 were as follows:

(Millions)	**2009**	**2008**	**2007**
Total charges to ATC for services and construction	**$10.1**	$12.8	$98.6
Total costs for network transmission service provided by ATC	**90.7**	87.8	78.1
Net amounts received from (advanced to) ATC for transmission interconnection	**–**	82.3	(23.9)

WRPC

WPS owns 50% of the voting stock of WRPC, which operates two hydroelectric plants and an oil-fired combustion turbine. Two-thirds of the energy output of the hydroelectric plants is sold to WPS, and the remaining one-third is sold to Wisconsin Power and Light. The electric power from the combustion turbine is sold in equal parts to WPS and Wisconsin Power and Light.

WPS provides services to WRPC, purchases energy from WRPC, and receives net proceeds from sales of energy into the MISO market from WRPC. The related party transactions recorded and net proceeds and dividends received during the years ended December 31 were as follows:

(Millions)	**2009**	**2008**	**2007**
Revenues from services provided to WRPC	**$0.6**	$0.8	$1.0
Purchases of energy from WRPC	**4.6**	4.7	4.7
Net proceeds from WRPC sales of energy to MISO	**2.6**	5.8	6.0
Dividends received from WRPC	**0.9**	3.5	0.9

Of Integrys Energy Group's equity in net income disclosed below, $1.0 million, $2.2 million, and $1.8 million is the pre-tax income related to WPS's investment in WRPC in 2009, 2008, and 2007, respectively.

Financial Data

Combined financial data of Integrys Energy Group's significant equity method investments, ATC and WRPC, is included in the table below.

(Millions)	2009	2008	2007
Income statement data			
Revenues	**$ 528.7**	$ 474.0	$ 415.6
Operating expenses	**235.7**	214.6	203.9
Other expense	**77.7**	67.1	54.2
Net income	**$ 215.3**	$ 192.3	$ 157.5
Integrys Energy Group's equity in net income	**$ 76.3**	$ 68.3	$ 52.3
Balance sheet data			
Current assets	**$ 54.0**	$ 52.5	$ 52.3
Noncurrent assets	**2,785.5**	2,494.8	2,207.8
Total assets	**$2,839.5**	$2,547.3	$2,260.1
Current liabilities	**$ 286.3**	$ 252.4	$ 317.7
Long-term debt	**1,259.6**	1,109.4	899.1
Other noncurrent liabilities	**80.1**	119.3	111.1
Shareholders' equity	**1,213.5**	1,066.2	932.2
Total liabilities and shareholders' equity	**$2,839.5**	$2,547.3	$2,260.1

NOTE 10—GOODWILL AND OTHER INTANGIBLE ASSETS

Integrys Energy Group had the following changes to the carrying amount of goodwill for the years ended December 31, 2008 and 2009:

(Millions)	Natural Gas Utility Segment	Integrys Energy Services	Total
Goodwill recorded at December 31, 2007 *	$936.8	$11.5	$948.3
Adjustments to PEC purchase price allocation related to income taxes	(3.3)	(4.6)	(7.9)
Impairment loss	(6.5)	–	(6.5)
Goodwill recorded at December 31, 2008	927.0	6.9	933.9
Impairment loss	(291.1)	–	(291.1)
Goodwill allocated to businesses sold	–	(0.3)	(0.3)
Goodwill recorded at December 31, 2009	**$635.9**	**$ 6.6**	**$642.5**

* The goodwill balance at December 31, 2007, did not include any accumulated impairment losses.

In the first quarter of 2009, the combination of the decline in equity markets as well as the increase in the expected weighted-average cost of capital indicated that a potential impairment of goodwill might exist, triggering an interim goodwill impairment analysis. Based upon the results of the interim goodwill impairment analysis, Integrys Energy Group recorded a non-cash goodwill impairment loss of $291.1 million ($248.8 million after-tax) in the first quarter of 2009, all within the natural gas utility segment. Key factors contributing to the impairment charge included disruptions in the global credit and equity markets and the resulting increase in the weighted-average cost of capital used to value the natural gas utility operations, and the negative impact that the global decline in equity markets had on the valuation of natural gas distribution companies in general.

A goodwill impairment loss in the amount of $6.5 million, after-tax, was recognized for NSG in the second quarter of 2008. A present value technique was utilized to estimate the fair value of NSG at April 1, 2008. The goodwill impairment recognized for NSG was due to a decline in the estimated fair value of NSG, caused primarily by a decrease in forecasted results as compared to the forecast at the time of the acquisition. Worsening economic factors also contributed to the decline in fair value.

Identifiable intangible assets other than goodwill are included as a component of other current and long-term assets and other current and long-term liabilities within the Consolidated Balance Sheets as listed on the next page.

(Millions)	December 31, 2009 Gross Carrying Amount	Accumulated Amortization	Net	December 31, 2008 Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets (liabilities)						
Customer-related [1]	**$ 32.6**	**$(18.3)**	**$14.3**	$32.6	$(14.2)	$18.4
Natural gas and electric contract assets [2][3]	**71.4**	**(60.5)**	**10.9**	60.1	(54.6)	5.5
Natural gas and electric contract liabilities [2][4]	**(10.5)**	**10.4**	**(0.1)**	(33.6)	20.2	(13.4)
Renewable energy credits [5]	**3.4**	**(2.1)**	**1.3**	3.4	(2.1)	1.3
Nonregulated easements [6]	**3.6**	**(0.1)**	**3.5**	–	–	–
Emission allowances [7]	**2.1**	**(0.2)**	**1.9**	2.3	(0.1)	2.2
Other	**2.5**	**(0.5)**	**2.0**	3.0	(1.0)	2.0
Total	**$105.1**	**$(71.3)**	**$33.8**	$67.8	$(51.8)	$16.0
Unamortized intangible assets						
MGU trade name	**5.2**	**–**	**5.2**	5.2	–	5.2
Total intangible assets	**$110.3**	**$(71.3)**	**$39.0**	$73.0	$(51.8)	$21.2

[1] Includes customer relationship assets associated with both PEC's former nonregulated retail natural gas and electric operations and MERC's nonutility ServiceChoice business. The remaining weighted-average amortization period for customer-related intangible assets at December 31, 2009, was approximately 7 years.

[2] Represents the fair value of certain PEC natural gas and electric customer contracts acquired in the merger that were not considered to be derivative instruments, as well as other electric customer contracts acquired in exchange for risk management assets.

[3] Includes both short-term and long-term intangible assets related to customer contracts in the amount of $6.2 million and $4.7 million, respectively, at December 31, 2009, and $3.1 million and $2.4 million, respectively, at December 31, 2008. The remaining weighted-average amortization period for these intangible assets at December 31, 2009, was 2.5 years.

[4] Includes both short-term and long-term intangible liabilities related to customer contracts in the amount of $6.0 million and $7.4 million, respectively, at December 31, 2008.

[5] Used at Integrys Energy Services to comply with state Renewable Portfolio Standards and to support customer commitments.

[6] Relates to easements supporting a pipeline at Integrys Energy Services. The easements are amortized on a straight-line basis, with a remaining amortization period of 14.5 years.

[7] Emission allowances do not have a contractual term or expiration date.

Intangible asset amortization expense, excluding amortization related to natural gas and electric contracts, was recorded as a component of depreciation and amortization expense. Amortization for the years ended December 31, 2009, 2008, and 2007, was $6.3 million, $7.9 million, and $8.5 million, respectively.

Amortization expense for the next five fiscal years is estimated to be:

(Millions)	
For year ending December 31, 2010	**$4.2**
For year ending December 31, 2011	**3.3**
For year ending December 31, 2012	**2.4**
For year ending December 31, 2013	**1.6**
For year ending December 31, 2014	**1.4**

Amortization of the natural gas and electric contract intangible assets and liabilities were recorded as a component of nonregulated cost of fuel, natural gas, and purchased power. Amortization of these contracts for the years ended December 31, 2009, 2008, and 2007, resulted in an increase to nonregulated fuel, natural gas, and purchased power in the amount of $8.9 million, $34.4 million, and $21.0 million, respectively.

Amortization expense of these contracts for the next five fiscal years is estimated to be:

(Millions)	
For year ending December 31, 2010	**$6.1**
For year ending December 31, 2011	**2.8**
For year ending December 31, 2012	**1.1**
For year ending December 31, 2013	**0.5**
For year ending December 31, 2014	**0.3**

NOTE 11—LEASES

Integrys Energy Group leases various property, plant, and equipment. Terms of the operating leases vary, but generally require Integrys Energy Group to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Many of Integrys Energy Group's leases contain one of the following options upon the end of the lease term: (a) purchase the property at the current fair market value or (b) exercise a renewal option, as set forth in the lease agreement. Rental expense attributable to operating leases was $16.9 million, $17.0 million, and $13.6 million in 2009, 2008, and 2007, respectively. Future minimum rental obligations under non-cancelable operating leases are payable as shown on right:

Year Ended December 31 *(Millions)*	
2010	$11.6
2011	10.5
2012	9.1
2013	8.8
2014	4.8
Later years	23.6
Total payments	$68.4

NOTE 12—SHORT-TERM DEBT AND LINES OF CREDIT

Integrys Energy Group's short-term borrowings consist of sales of commercial paper, borrowings under revolving credit facilities, and short-term notes. Amounts shown are as of December 31:

(Millions, except percentages)	2009	2008	2007
Commercial paper outstanding	**$212.1**	$552.9	$308.2
Average discount rate on outstanding commercial paper	**0.52%**	4.78%	5.51%
Borrowings under revolving credit facilities	**–**	$475.0	$150.0
Average interest rate on outstanding borrowings under revolving credit facilities	**–**	2.41%	3.56%
Short-term notes payable outstanding	**$10.0**	$181.1	$10.0
Average interest rate on short-term notes payable	**0.18%**	3.40%	5.20%

The commercial paper outstanding at December 31, 2009, had varying maturity dates ranging from January 4, 2010, through February 17, 2010.

The table below presents Integrys Energy Group's average amount of short-term borrowings outstanding based on daily outstanding balances during the years ended December 31:

(Millions)	2009	2008	2007
Average amount of commercial paper outstanding	**$193.8**	$305.7	$490.1
Average amount of borrowings under revolving credit facilities	**$114.5**	$166.8	$116.4
Average amount of short-term notes payable outstanding	**$48.0**	$34.3	$10.0

Integrys Energy Group manages its liquidity by maintaining adequate external financing commitments. The information in the table below relates to Integrys Energy Group's short-term debt, lines of credit, and remaining available capacity as of December 31:

(Millions)	Maturity	2009	2008
Revolving credit facility (Integrys Energy Group) [1]	6/02/10	**$ 500.0**	$ 500.0
Revolving credit facility (Integrys Energy Group) [1]	6/09/11	**500.0**	500.0
Revolving credit facility (Integrys Energy Group) [2]	5/03/09	**–**	250.0
Revolving credit facility (Integrys Energy Group) [3]	5/26/10	**425.0**	–
Revolving credit facility (Integrys Energy Group) [4]	6/04/10	**35.0**	–
Revolving credit facility (WPS) [5]	6/02/10	**115.0**	115.0
Revolving credit facility (PEC) [1][6]	6/13/11	**400.0**	400.0
Revolving credit facility (PGL) [7]	7/12/10	**250.0**	250.0
Revolving credit facility (Integrys Energy Services) [8]	6/29/09	**–**	175.0
Revolving short-term notes payable (WPS) [9]	5/13/10	**10.0**	10.0
Short-term notes payable (Integrys Energy Group) [10]	3/30/09	**–**	171.1
Total short-term credit capacity		**2,235.0**	2,371.1
Less:			
Letters of credit issued inside credit facilities		**130.4**	414.6
Loans outstanding under credit agreements and notes payable		**10.0**	656.1
Commercial paper outstanding		**212.1**	552.9
Accrued interest or original discount on outstanding commercial paper		**–**	0.8
Available capacity under existing agreements		**$1,882.5**	$ 746.7

[1] Provides support for Integrys Energy Group's commercial paper borrowing program.

[2] This facility matured in May 2009, and the revolving credit agreement was terminated.

[3] In May 2009, Integrys Energy Group entered into a revolving credit agreement to provide support for Integrys Energy Group's commercial paper borrowing program.

[4] In June 2009, Integrys Energy Group entered into a revolving credit agreement to provide support for Integrys Energy Group's commercial paper borrowing program.

[5] Provides support for WPS's commercial paper borrowing program.

[6] Borrowings under this agreement are guaranteed by Integrys Energy Group.

[7] Provides support for PGL's commercial paper borrowing program.

[8] This facility matured in June 2009, at which time the borrowings were paid in full, and the revolving credit agreement was terminated. This facility was previously guaranteed by Integrys Energy Group.

[9] This note is renewed every six months and is used for general corporate purposes.

[10] This facility matured in March 2009, at which time the borrowings were paid in full, and the short-term debt agreement was terminated.

At December 31, 2009, Integrys Energy Group and its subsidiaries were in compliance with all financial covenants related to outstanding short-term debt. Integrys Energy Group and certain subsidiaries' revolving credit agreements contain financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%, excluding non-recourse debt. Failure to meet these covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements.

NOTE 13—LONG-TERM DEBT

(Millions)				December 31 2009	2008
WPS First Mortgage Bonds [1]					
	Series	Year Due			
	7.125%	2023		$ 0.1	$ 0.1
WPS Senior Notes [1]					
	Series	Year Due			
	6.125%	2011		150.0	150.0
	4.875%	2012		150.0	150.0
	4.80%	2013		125.0	125.0
	3.95%	2013		22.0	22.0
	6.375%	2015		125.0	125.0
	5.65%	2017		125.0	125.0
	6.08%	2028		50.0	50.0
	5.55%	2036		125.0	125.0
UPPCO First Mortgage Bonds [2]					
	Series	Year Due			
	9.32%	2021		10.8	11.7
PEC Unsecured Senior Note [3]					
	Series	Year Due			
	A, 6.90%	2011		325.0	325.0
Fair value hedge adjustment				2.6	3.2
PGL Fixed First and Refunding Mortgage Bonds [4] [5]					
	Series	Year Due			
	HH, 4.75%	2030	Adjustable after July 1, 2014	50.0	50.0
	KK, 5.00%	2033		50.0	50.0
	LL, 3.75%	2033	Adjustable after February 1, 2012	50.0	50.0
	MM-2, 4.00%	2010		50.0	50.0
	NN-2, 4.625%	2013		75.0	75.0
	QQ, 4.875%	2038	Adjustable after November 1, 2018	75.0	75.0
	RR, 4.30%	2035	Adjustable after June 1, 2016	50.0	50.0
	SS, 7.00%	2013		45.0	45.0
	TT, 8.00%	2018		5.0	5.0
	UU, 4.63%	2019		75.0	–
PGL Adjustable First and Refunding Mortgage Bonds [5] [6]					
	Series	Year Due			
	OO	2037		51.0	51.0
NSG First Mortgage Bonds [7]					
	Series	Year Due			
	M, 5.00%	2028		28.5	28.8
	N-2, 4.625%	2013		40.0	40.0
	O, 7.00%	2013		6.5	6.5
Integrys Energy Group Unsecured Senior Notes [8]					
	Series	Year Due			
	5.375%	2012		100.0	100.0
	7.00%	2009		–	150.0
	7.27%	2014		100.0	–
	8.00%	2016		55.0	–
Integrys Energy Group Unsecured Junior Subordinated Notes [9]					
	Series	Year Due			
	6.11%	2066		300.0	300.0
Unsecured term loan due 2010 – Integrys Energy Group [10]				65.6	65.6
Other term loan [11]				27.0	27.0
Total				2,509.1	2,430.9
Unamortized discount and premium on bonds and debt				2.1	5.7
Total debt				2,511.2	2,436.6
Less current portion				(116.5)	(150.9)
Total long-term debt				$2,394.7	$2,285.7

[1] *WPS's First Mortgage Bonds and Senior Notes are subject to the terms and conditions of WPS's First Mortgage Indenture. Under the terms of the Indenture, substantially all property owned by WPS is pledged as collateral for these outstanding debt securities. All of these debt securities require semi-annual payments of interest. WPS Senior Notes become non-collateralized if WPS retires all of its outstanding First Mortgage Bonds and no new mortgage indenture is put in place.*

[2] *Under the terms of UPPCO's First Mortgage Indenture, substantially all property owned by UPPCO is pledged as collateral for this outstanding debt series. Interest payments are due semi-annually with a sinking fund payment of $0.9 million due each November 1. As a result, this payment is included in the current portion of long-term debt on Integrys Energy Group's Consolidated Balance Sheet at December 31, 2009. The final sinking fund payment due November 1, 2021, will completely retire the series.*

[3] *Integrys Energy Group entered into a First Supplemental Indenture, which provides that Integrys Energy Group will fully and unconditionally guarantee, on a senior unsecured basis, PEC's obligations under its $325.0 million, 6.9% notes due January 15, 2011. See Note 2, "Risk Management Activities," for information on the PEC fair value hedge adjustment.*

[4] *In March 2010, $50.0 million of PGL's First and Refunding Mortgage Bonds will mature. As a result, these notes are included in the current portion of long-term debt on Integrys Energy Group's Consolidated Balance Sheet at December 31, 2009.*

In September 2009, PGL issued $75.0 million of Series UU, 4.63%, 10-year First and Refunding Mortgage Bonds due September 1, 2019. The net proceeds from the issuance of these bonds were used for general corporate utility purposes and to increase liquidity. The First and Refunding Mortgage Bonds were sold in a private placement and are not registered under the Securities Act of 1933.

[5] *PGL's First Mortgage Bonds are subject to the terms and conditions of PGL's First Mortgage Indenture dated January 2, 1926, as supplemented. Under the terms of the Indenture, substantially all property owned by PGL is pledged as collateral for these outstanding debt securities.*

[6] *PGL has outstanding $51.0 million of Adjustable Rate, Series OO bonds, due October 1, 2037, which are currently in a 35-day Auction Rate mode (the interest rate is reset every 35 days through an auction process). Recent auctions have failed to receive sufficient clearing bids. As a result, these bonds are priced each 35 days at the maximum auction rate, until such time as a successful auction occurs. The maximum auction rate is determined based on the lesser of the London Interbank Offered Rate or the Securities Industry and Financial Markets Association Municipal Swap Index rate plus a defined premium. The year-to-date weighted-average interest rate was 0.8% for these bonds in 2009.*

PGL has utilized certain First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority and the City of Chicago have issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to PGL. In return, PGL issued equal principal amounts of certain collateralized First Mortgage Bonds.

[7] *NSG's First Mortgage Bonds are subject to the terms and conditions of NSG's First Mortgage Indenture dated April 1, 1955, as supplemented. Under the terms of the Indenture, substantially all property owned by NSG is pledged as collateral for these outstanding debt securities.*

NSG has utilized First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority has issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to NSG. In return, NSG issued equal principal amounts of certain collateralized First Mortgage Bonds.

[8] *In June 2009, Integrys Energy Group issued $100.0 million of 7.27%, 5-year Unsecured Senior Notes due June 1, 2014 and $55.0 million of 8.0%, 7-year Unsecured Senior Notes due June 1, 2016. The net proceeds from the issuance of the Senior Notes were used to refinance existing short-term debt and for general corporate purposes. The Senior Notes were sold in a private placement and are not registered under the Securities Act of 1933.*

[9] *These Integrys Energy Group Junior Subordinated Notes are considered hybrid instruments with a combination of debt and equity characteristics. Integrys Energy Group has agreed in a replacement capital covenant with the holders of Integrys Energy Group's 5.375% Unsecured Senior Notes due December 1, 2012, that it will not redeem or repurchase the Junior Subordinated Notes on or prior to December 1, 2036 unless such repurchases or redemptions are made from the proceeds of the sale of specific securities considered by rating agencies to have equity characteristics equal to or greater than those of the Junior Subordinated Notes.*

[10] *In June 2010, Integrys Energy Group's $65.6 million unsecured term loan will mature. As a result, this loan is included in the current portion of long-term debt on Integrys Energy Group's Consolidated Balance Sheet at December 31, 2009.*

[11] *In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of Refunding Tax Exempt Bonds. The proceeds from the bonds were loaned to WPS Westwood Generation, LLC, a subsidiary of Integrys Energy Services. This loan is repaid by WPS Westwood Generation to Schuylkill County Industrial Development Authority with monthly interest only payments and has a floating interest rate that is reset weekly. At December 31, 2009, the interest rate was 4.24%. The loan is to be repaid by April 2021. Integrys Energy Group agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the loan and the related obligations and indemnities.*

Long-term borrowings by Integrys Energy Services under term loans have been reclassified as liabilities held for sale in the amount of $6.6 million for the year ended December 31, 2008, related to the sale of generation assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc. that closed in January 2010. As of December 31, 2009, these term loans have been paid in full. For more information about the sale, see Note 4, "*Dispositions.*"

At December 31, 2009, Integrys Energy Group and each of its subsidiaries were in compliance with all respective financial covenants related to outstanding long-term debt. Integrys Energy Group and certain subsidiaries' long-term debt obligations contain covenants related to payment of principal and interest when due and various financial reporting obligations. In addition, certain long-term debt obligations contain financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%. Failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations.

A schedule of all principal debt payment amounts related to bond maturities is as follows:

Year ending December 31 *(Millions)*	
2010	$ 116.5
2011	478.5
2012	250.9
2013	314.4
2014	100.9
Later years	1,247.9
Total payments	$2,509.1

NOTE 14—ASSET RETIREMENT OBLIGATIONS

The utility segments have asset retirement obligations primarily related to removal of natural gas distribution pipe (including asbestos and PCBs); asbestos abatement at certain generation facilities, office buildings, and service centers; disposal of PCB-contaminated transformers; and closure of fly-ash landfills at certain generation facilities. The utilities establish regulatory assets and liabilities to record the differences between ongoing expense recognition under the Asset Retirement and Environmental Obligations accounting rules, and the ratemaking practices for retirement costs authorized by the applicable regulators.

Changes to Asset Retirement Obligation Liabilities

The table on the next page shows changes to Integrys Energy Group's asset retirement obligations through December 31, 2009.

(Millions)	Utilities	Integrys Energy Services	Total
Asset retirement obligations at December 31, 2006	$ 9.4	$0.7	$ 10.1
Accretion	6.8	–	6.8
Asset retirement obligations from merger with PEC	124.9	–	124.9
Asset retirement obligations transferred in sales	(0.2)	–	(0.2)
Settlements	(1.4)	–	(1.4)
Asset retirement obligations at December 31, 2007	139.5	0.7	140.2
Accretion	7.8	–	7.8
Additions and revisions to estimated cash flows	31.7	–	31.7
Asset retirement obligations transferred in sales	(0.1)	(0.5)	(0.6)
Asset retirement obligations at December 31, 2008	178.9	0.2 [2]	179.1
Accretion	**9.6**	**0.1**	**9.7**
Additions and revisions to estimated cash flows	**6.3** [1]	**–**	**6.3**
Asset retirement obligations at December 31, 2009	**$194.8**	**$0.3** [2]	**$195.1**

(1) This amount includes a $6.3 million asset retirement obligation related to the WPS 99-megawatt Crane Creek wind generation project that became operational in the fourth quarter of 2009. All other adjustments netted to an insignificant amount.

(2) These amounts were classified as held for sale, as they relate to the sale of generation assets in Northern Maine, which closed in the first quarter of 2010.

NOTE 15—INCOME TAXES

Deferred Income Tax Assets and Liabilities

Certain temporary book to tax differences, for which the offsetting amount is recorded as a regulatory asset or liability, are presented in the table below as net amounts, consistent with regulatory treatment. The principal components of deferred income tax assets and liabilities recognized in the Consolidated Balance Sheets as of December 31 are as follows:

(Millions)	2009	2008
Deferred income tax assets:		
Tax credit carryforwards	**$ 90.7**	$ 96.0
Employee benefits	**96.0**	88.9
Price risk management	**55.4**	–
State capital and operating loss carryforwards	**16.0**	15.9
Other	**32.4**	52.2
Total deferred income tax assets	**$290.5**	$253.0
Valuation allowance	**(7.4)**	(2.3)
Net deferred income tax assets	**$283.1**	$250.7
Deferred income tax liabilities:		
Plant related	**$756.8**	$642.1
Regulatory deferrals	**76.1**	70.3
Deferred income	**15.5**	–
Price risk management	**–**	45.6
Total deferred income tax liabilities	**$848.4**	$758.0
Consolidated balance sheet presentation:		
Current deferred income tax assets	**$ 92.9**	$ –
Current deferred income tax liabilities	**–**	71.6
Long-term deferred income tax liabilities	**658.2**	435.7
Net deferred income tax liabilities	**$565.3**	$507.3

Deferred tax credit carryforwards at December 31, 2009, include $70.7 million of alternative minimum tax credits related to tax credits available under former Section 29/45K of the Internal Revenue Code. These alternative minimum tax credits can be carried forward indefinitely.

Carryforward periods for state capital and operating losses vary. In the majority of states in which Integrys Energy Group operates, the carryforward period is 15 years or more, with the majority of the state capital and operating losses beginning to expire in 2013. Valuation allowances are established for certain state operating and capital loss carryforwards based on the ability of Integrys Energy Group to realize the benefit of these losses in the future.

Federal Income Tax Expense

The following table presents a reconciliation of federal income taxes to the provision for income taxes reported in the Consolidated Statements of Income for the periods ended December 31. The taxes are calculated by multiplying the statutory federal income tax rate by book income before federal income tax.

	2009		2008		2007	
(Millions, except for percentages)	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	**35.0%**	**$ 4.1**	35.0%	$61.6	35.0%	$93.5
State income taxes, net	**120.7**	**14.0**	6.8	12.0	4.3	11.5
Goodwill	**562.1**	**65.2**	1.3	2.3	–	–
Investment tax credit – amortization	**(13.8)**	**(1.6)**	(1.0)	(1.8)	(0.6)	(1.5)
Federal tax credits	**6.0**	**0.7**	(6.0)	(10.6)	(5.4)	(14.3)
Plant related	**(14.7)**	**(1.7)**	–	–	–	–
Unrecognized tax benefits	**14.7**	**1.7**	0.1	0.1	1.2	3.3
Benefits and compensation	**(31.0)**	**(3.6)**	(2.8)	(4.9)	(2.5)	(6.8)
Other differences, net	**38.2**	**4.4**	(4.3)	(7.5)	0.2	0.3
Effective income tax	**717.2%**	**$83.2**	29.1%	$51.2	32.2%	$86.0
Current provision						
Federal		**$ 1.9**		$(10.5)		$ (6.8)
State		**14.1**		(3.1)		8.9
Foreign		**7.1**		1.9		4.7
Total current provision		**23.1**		(11.7)		6.8
Deferred provision		**52.5**		65.7		77.7
Valuation allowance		**5.1**		–		0.5
Interest		**3.7**		(0.1)		2.4
Net operating loss carryforwards		**1.4**		(1.8)		(0.9)
Investment tax credit – net		**(0.6)**		(1.5)		(1.4)
Unrecognized tax benefits		**(2.0)**		0.2		1.0
Penalties		**–**		0.4		(0.1)
Total provision for income taxes		**$83.2**		$51.2		$86.0

Foreign income before taxes was $0.3 million in 2009, $12.0 million in 2008, and $23.3 million in 2007.

As the related temporary differences reverse, the regulated utilities are prospectively refunding taxes to or collecting taxes from customers for which deferred taxes were recorded in prior years at rates different than current rates. The net regulatory asset for these and other regulatory tax effects totaled $19.3 million and $13.9 million as of December 31, 2009, and 2008, respectively.

Integrys Energy Group records accrued interest and penalties related to income taxes as a component of the provision for income taxes. Integrys Energy Group had accrued interest of $8.0 million and accrued penalties of $3.0 million related to unrecognized tax benefits at December 31, 2009. Integrys Energy Group had accrued interest of $2.9 million and accrued penalties of $3.1 million related to uncertain tax positions at December 31, 2008.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Millions)	2009	2008	2007
Balance at January 1	**$22.4**	$10.0	$ 3.7
Increase related to tax positions acquired	**-**	–	13.9
Increase related to tax positions taken in prior years	**10.2**	23.8	0.5
Decrease related to tax positions taken in prior years	**(0.2)**	(7.7)	(0.3)
Decrease related to tax positions taken in current year	**(0.1)**	–	(3.9)
Decrease related to settlements	**(0.3)**	(3.7)	(3.6)
Decrease related to lapse of statutes	**(0.2)**	–	(0.3)
Balance at December 31	**$31.8**	$22.4	$10.0

At December 31, 2009, recognition in subsequent periods of the unrecognized tax benefits related to continuing operations could affect Integrys Energy Group's net income by $6.2 million. Also, recognition in subsequent periods of the unrecognized tax benefits related to discontinued operations could affect Integrys Energy Group's net income by $9.5 million.

Subsidiaries of Integrys Energy Group file income tax returns in the United States federal jurisdiction, in various United States state and local jurisdictions, and in Canada. Subject to the major exceptions listed below, Integrys Energy Group is no longer subject to United States federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2004.

- Illinois Department of Revenue – PEC and consolidated subsidiaries have agreed to a statute extension for the September 30, 2003 tax year.
- Oregon Department of Revenue – WPS Power Development has open examinations for the 2002 and 2003 tax years.

In 2009, Integrys Energy Group closed the following examinations:

- Wisconsin Department of Revenue – WPS for the 2001 through 2006 tax years.

Integrys Energy Group has the following open examinations:

- United States Internal Revenue Service (IRS) – PEC and consolidated subsidiaries have open examinations for the September 30, 2004 through December 31, 2006 tax years.
- IRS – Integrys Energy Group and consolidated subsidiaries have open examinations for the 2006 and 2007 tax years along with the February 21, 2007 PEC short year.
- IRS – An Integrys Energy Services subsidiary, Synfuel Solutions, LLC, has open examinations for the 2005 and 2006 tax years.
- Illinois Department of Revenue – PEC and consolidated subsidiaries have open examinations for the September 30, 2003 through December 31, 2006 tax years.
- Kentucky Department of Revenue – Integrys Energy Group has open examinations for the 2005 through the 2008 tax years.
- Mississippi Department of Revenue – PEC, PEP, and PEP Holdings LLC have open examinations for the September 30, 2006, December 31, 2006, and December 31, 2007 tax years.
- New York State Department of Revenue – Integrys Energy Services and WPS Power Development have open examinations for the 2004 and 2005 tax years.
- Oregon Department of Revenue – Integrys Energy Services has an open examination for the 2005 tax year; WPS Power Development has open examinations for the 2002, 2003, and 2004 tax years.
- Pennsylvania Department of Revenue – Integrys Energy Services has open examinations for the 2006 and 2007 tax years.
- Quebec Department of Revenue – Integrys Energy Services has open examinations for the 2006 through 2008 tax years.

In the next 12 months, it is reasonably possible that Integrys Energy Group and its subsidiaries will settle their open examinations in multiple taxing jurisdictions related to tax years prior to 2007, resulting in a decrease in unrecognized tax benefits of as much as $10.9 million.

NOTE 16—COMMITMENTS AND CONTINGENCIES

Commodity Purchase Obligations and Purchase Order Commitments

Integrys Energy Group routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The regulated natural gas utilities have obligations to distribute and sell natural gas to their customers, and the regulated electric utilities have obligations to distribute and sell electricity to their customers. The utilities expect to recover costs related to these obligations in future customer rates. Additionally, the majority of the energy supply contracts entered into by Integrys Energy Services are to meet its obligations to deliver energy to customers.

The obligations described below are as of December 31, 2009.

- The electric utility segment has obligations related to coal supply and transportation that extend through 2016 and total $350.7 million, obligations of $1,192.1 million for either capacity or energy related to purchased power that extend through 2027, and obligations for other commodities totaling $13.5 million, which extend through 2013.
- The natural gas utility segment has obligations related to natural gas supply and transportation contracts totaling $1,301.0 million, some of which extend through 2028.
- Integrys Energy Services has obligations related to energy and natural gas supply contracts that extend through 2019 and total $2,878.3 million. The majority of these obligations end by 2012, with obligations totaling $113.0 million extending beyond 2012.
- Integrys Energy Group also has commitments in the form of purchase orders issued to various vendors, which totaled $515.3 million and relate to normal business operations, including construction projects.

General

Amounts ultimately paid as penalties, or eventually determined to be paid in lieu of penalties, will not be deductible for income tax purposes.

Environmental

Clean Air Act New Source Review Issues

Weston and Pulliam Plants:
On November 18, 2009, the United States Environmental Protection Agency (EPA) issued a Notice of Violation (NOV) to WPS alleging violations of the New Source Review requirements of the Clean Air Act (CAA). Specifically, the allegations relate to requirements for certain projects undertaken at Pulliam and Weston from 1994 to 2009. WPS has evaluated the NOV, including an analysis of the allegations as well as options for resolution with the EPA and has met with the EPA to begin discussions on a possible resolution. Integrys Energy Group continues to review the allegations but is currently unable to predict the impact on its consolidated financial statements.

Columbia Plant:
On October 10, 2009, WPS, along with its co-owners, received from the Sierra Club a Notice of Intent (NOI) to file a civil lawsuit based on allegations that major modifications were made at the Columbia generation station without complying with the CAA. Specifically, the allegations suggest that Prevention of Significant Deterioration (PSD) permits that imposed Best Available Control Technology (BACT) limits on emissions should have been obtained for the Columbia generation station, which is jointly owned by Wisconsin Power and Light (WP&L), Madison Gas and Electric Company, and WPS, and operated by WP&L. The NOI also covers similar allegations related to another generation station solely owned by WP&L. Integrys Energy Group is reviewing the allegations but is currently unable to predict the impact on its consolidated financial statements.

WP&L, on behalf of itself and the joint owners, sent a Notice of Deficiency to the Sierra Club regarding the NOI. In response, the Sierra Club filed a Supplemental NOI on December 14, 2009, purporting to correct the deficiencies. WP&L is in the process of analyzing the allegations and has begun discussions with the Sierra Club.

Edgewater Plant:
On December 11, 2009, WPS, along with its co-owners, received from the Sierra Club a copy of a NOI to file a civil lawsuit against the EPA based on the EPA's failure to take actions against the co-owners and operator of the Edgewater generation station based upon allegations of failure to comply with the CAA. Specifically, the allegations suggest that PSD permits that imposed BACT limits on emissions from the facilities should have been obtained for Edgewater. Edgewater is jointly owned by WP&L, WE Energies (Unit 5) and WPS (Unit 4), and operated by WP&L. WP&L is in the process of analyzing the Sierra Club's actions. Integrys Energy Group is reviewing the allegations but is currently unable to predict the impact on its consolidated financial statements.

On December 21, 2009, WPS, along with its co-owners, received from the Sierra Club an NOI to file a civil lawsuit based on allegations that major modifications were made at the Edgewater generation station without complying with the PSD and Title V Operating Permit requirements of the CAA. Specifically, the allegations suggest that PSD permits that imposed BACT limits on emissions from the facilities should have been obtained for Edgewater. WP&L is in the process of analyzing the allegations and has begun discussions with the Sierra Club. Integrys Energy Group is reviewing the allegations but is currently unable to predict the impact on its consolidated financial statements.

Columbia and Edgewater Plants:
On December 14, 2009, the EPA issued a NOV to WP&L relative to its Nelson Dewey Plant and to WP&L and the other joint owners of the Columbia and Edgewater generation stations alleging violations of New Source Review requirements of the CAA for certain projects undertaken at those plants. WP&L is the operator of these plants and is in the process of analyzing the NOV. The joint owners met with the EPA to begin discussions on a possible resolution. Integrys Energy Group is also reviewing the allegations but is currently unable to predict the impact on its consolidated financial statements.

EPA Settlements with Other Utilities:
In response to the EPA's CAA enforcement initiative, several utilities elected to settle with the EPA, while others are in litigation. The fines and penalties (including the cost of supplemental environmental projects) associated with settlements involving comparably-sized facilities to Weston and Pulliam range between $7 million and $30 million. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions made in the pending litigation.

If the EPA brings a claim against WPS, and if it were determined by a court that historic projects at WPS's Pulliam and Weston plants required either a state or federal CAA permit, WPS may, under the applicable statutes, be required, in order to resolve any such claim, to:

- shut down any unit found to be operating in non-compliance,
- install additional pollution control equipment,
- pay a fine, and/or
- conduct a supplemental environmental project.

In addition, under the CAA, citizen groups may pursue a claim. Except as noted above for the Columbia and Edgewater plants, WPS has no notice of such a claim.

Weston Air Permits

In November 2004, the Sierra Club filed a petition with the Wisconsin Department of Natural Resources (WDNR) under Section 285.61 of the Wisconsin Statutes seeking a contested case hearing on the construction permit issued for the Weston 4 generation station, which was a necessary predicate to plant construction under the pertinent air emission regulations (hereinafter referred to as the "Weston 4 air permit"). In February 2006, the administrative law judge affirmed the Weston 4 air permit with changes to the emission limits for sulfur dioxide and nitrogen oxide from the coal-fired boiler and particulate from the cooling tower. The changes, which were implemented by the WDNR in a revised permit issued on March 28, 2007, set limits that were more stringent than those originally set by the WDNR (hereinafter referred to as the "March 28, 2007 permit language").

On April 27, 2007, the Sierra Club filed a second petition requesting a contested case hearing regarding the March 28, 2007 permit language, which was granted by the WDNR. Both parties subsequently moved for summary judgment. In a decision issued on November 8, 2007, the administrative law judge granted WPS's motion for summary judgment in that proceeding, upholding the March 28, 2007 permit language. The Sierra Club filed petitions with the Dane County Circuit Court on April 27, 2007, and November 14, 2007, for judicial review of the Weston 4 air permit and the underlying proceedings before the administrative law judge. These two judicial review proceedings were consolidated by the court. On February 12, 2009, the court upheld the administrative law judge's final order, which affirmed the WDNR's actions. The Sierra Club appealed this decision and the parties have completed filing briefs and are awaiting the court's decision.

These activities did not stay the construction and startup of the Weston 4 facility or the administrative law judge's decision on the Weston 4 air permit. WPS believes that it has substantial defenses to the Sierra Club's challenges. Until the Sierra Club's challenges are finally resolved, Integrys Energy Group will not be able to make a final determination of the probable cost impact, if any, of compliance with any changes to the Weston 4 air permit on its future costs.

In December 2008, a NOV was issued to WPS by the WDNR alleging various violations of the air permits for Weston 4, as well as Weston 1 and 2. The alleged violations include an exceedance of the carbon monoxide and volatile organic compound limits at Weston 4, exceedances of the hourly sulfur dioxide limit in ten three-hour periods during startup/shutdown and during one separate event at Weston 4, and two that address baghouse operation at Weston 1 and 2. On July 22, 2009, a NOV was issued to WPS by the WDNR alleging violations of the opacity limits during two six-minute periods (one each at Weston 2 and 4) and of the sulfur dioxide average limit during one three-hour period at Weston 4. A NOV was issued to WPS in September 2009 relating to one event involving baghouse operation at Weston 1 and 2 that occurred in December 2008. A fourth NOV was issued on December 14, 2009, for a clerical error involving pages missing from a quarterly report. Corrective actions have been taken for the events in the four NOVs. An enforcement conference was held on January 7, 2009, for the December 2008 NOV and on August 26, 2009, for the July 2009 NOV. Discussions with the WDNR on the severity classification of the events continue. Management believes it is likely that the WDNR will refer the NOVs to the state Justice Department for enforcement. Management does not believe that these matters will have a material adverse impact on the consolidated financial statements of Integrys Energy Group.

In early November 2006, it came to the attention of WPS that previous ambient air quality computer modeling done by the WDNR for the Weston facility (and other nearby air sources) did not take into account the emissions from the existing Weston 3 facility for purposes of evaluating air quality increment consumption under the required PSD. WPS believes it has undertaken and completed corrective measures to address any identified modeling issues and anticipates issuance of a revised Title V permit that will resolve this issue. Integrys Energy Group currently is not able to make a final determination of the probable cost impact of this issue, if any.

Columbia Air Permit

The renewal of the Title V air permit for the Columbia generation station, jointly owned by WP&L, MG&E, and WPS and operated by WP&L, was issued by the WDNR on September 2, 2008. On October 8, 2009, the EPA issued an order objecting to the Title V air permit. The order responds to a petition filed by the Sierra Club and determined that a project in 2006 to replace the economizer, final superheater, and related components on Unit 1 should have been permitted as a "major modification." The order directs the WDNR to resolve the EPA's objections within 90 days and "terminate, modify, or revoke and reissue" the Title V permit accordingly. It is not known how the WDNR will respond to the order.

Mercury and Interstate Air Quality Rules

Mercury

The State of Wisconsin's mercury rule, Chapter NR 446, requires a 40% reduction from the 2002 through 2004 baseline mercury emissions in Phase I, beginning January 1, 2010, through the end of 2014. In Phase II, which begins in 2015, electric generating units above 150 megawatts will be required to reduce mercury emissions by 90%. Reductions can be phased in and the 90% target can be delayed until 2021 if additional sulfur dioxide and nitrogen oxide reductions are implemented. By 2015, electric generating units above 25 megawatts but less than 150 megawatts must reduce their mercury emissions to a level defined by the BACT rule. WPS estimates capital costs of approximately $19 million for Phase I and Phase II, which includes estimates for both wholly owned and jointly owned plants, to achieve the required reductions. The capital costs are expected to be recovered in future rate cases. Because of the vacatur of the federal mercury control and monitoring rule in February 2008, the EPA is reviewing options for a new rulemaking and is expected to issue a draft rule in 2010.

Sulfur Dioxide and Nitrogen Oxide

The EPA issued the Clean Air Interstate Rule (CAIR) in 2005. CAIR was originally intended to reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York. The first phase of CAIR required about a 50% reduction beginning in 2009 for nitrogen oxide and beginning in 2010 for sulfur dioxide. The second phase required about a 65% reduction in emissions of both pollutants by 2015. The State of Wisconsin's rule to implement CAIR, which incorporates the cap and trade approach, has been forwarded to the EPA for final review.

On July 11, 2008, the Court of Appeals issued a decision vacating CAIR, the EPA appealed, and in December 2008, the Court of Appeals reversed the CAIR vacatur and CAIR was reinstated. The Court of Appeals directed the EPA to address the deficiencies noted in its July 11, 2008 ruling, and the EPA has indicated they expect to issue a draft revised CAIR rule for comment in 2010. As a result of the Court of Appeals' decision, CAIR is in place for 2010. WPS has not acquired any nitrogen oxide allowances for vintage years beyond 2010 other than those allocated by the EPA, and does not expect any material impact as a result of the vacatur and subsequent reinstatement of CAIR.

The reinstatement of CAIR also affected the status of the Best Available Retrofit Technology (BART) rule, which is a rule that addresses regional haze and visibility. The WDNR is evaluating whether air quality improvements under CAIR will be adequate to demonstrate compliance with BART.

For planning purposes, it is still assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units. The installation of any controls will need to be scheduled as part of WPS's long-term maintenance plan for its existing units. As such, controls may need to be installed before 2015. On a preliminary basis, and assuming controls are still required, WPS estimates capital costs of $596 million, which includes estimates for both wholly owned and jointly owned plants, in order to meet an assumed 2015 compliance date. This estimate is based on costs of current control technology and current information regarding the final state and federal rules. The capital costs are anticipated to be recovered in future rate cases.

Manufactured Gas Plant Remediation

Integrys Energy Group's natural gas utilities, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing and storing manufactured gas. In connection with manufacturing and storing manufactured gas, waste materials were produced that may have resulted in soil and groundwater contamination at these sites. Under certain laws and regulations relating to the protection of the environment, Integrys Energy Group's natural gas utilities are required to undertake remedial action with respect to some of these materials.

Integrys Energy Group's natural gas utilities are responsible for the environmental impacts at 55 manufactured gas plant sites located in Wisconsin, Michigan, and Illinois. All are former regulated utility sites and are being remediated, with costs charged to existing ratepayers at WPS, MGU, PGL, and NSG. Twenty of these sites have been transferred to the EPA Superfund Alternative Sites Program. Under the EPA's program, the remedy decisions at these sites will be based on risk-based criteria typically used at Superfund sites. Integrys Energy Group estimated and accrued for $657.7 million of future undiscounted investigation and cleanup costs for all sites as of December 31, 2009. Integrys Energy Group may adjust these estimates in the future, contingent upon remedial technology, regulatory requirements, remedy determinations, and any claims of natural resource damages. Integrys Energy Group recorded a regulatory asset of $673.8 million, which is net of insurance recoveries received of $56.9 million, related to the expected recovery of both deferred expenditures and estimated future expenditures as of December 31, 2009.

Integrys Energy Group's natural gas utilities are coordinating the investigation and cleanup of the manufactured gas plant sites subject to EPA jurisdiction under what is called a "multi-site" program. This program involves prioritizing the work to be done at the sites, preparation and approval of documents common to all of the sites, and utilization of a consistent approach in selecting remedies.

The EPA identified NSG as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), at the Waukegan Coke Plant Site located in Waukegan, Illinois (Waukegan Site). The Waukegan Site is part of the Outboard Marine Corporation (OMC) Superfund Site. The EPA also identified OMC, General Motors Corporation (GM), and certain other parties as PRPs at the Waukegan Site. NSG and the other PRPs are parties to a consent decree that requires NSG and GM, jointly and severally, to perform the remedial action and establish and maintain financial assurance of $27.0 million. The EPA reduced the financial assurance requirement to $21.0 million to reflect completion of the soil component of the remedial action in August 2005. NSG has met its financial assurance requirement in the form of a net worth test while GM met the requirement by providing a performance and payment bond in favor of the EPA. As a result of the GM bankruptcy filing, the EPA has contacted the surety and the surety has stated that it will provide the EPA access to the surety bond funds, which are expected to fund a significant portion of GM's liability. The potential exposure related to the GM bankruptcy that is not expected to be covered by the bond proceeds has been reflected in the accrual identified above.

Management believes that any costs incurred for environmental activities relating to former manufactured gas plant operations that are not recoverable through contributions from other entities or from insurance carriers have been prudently incurred and are, therefore, recoverable through rates for WPS, MGU, PGL, and NSG. Accordingly, management believes that the costs incurred in connection with former manufactured gas plant operations will not have a material adverse effect on the consolidated financial statements of Integrys Energy Group.

Flood Damage

In May 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached, resulting in subsequent flooding downstream on the Dead River, located in the Upper Peninsula of Michigan. All litigation matters have been resolved. All environmental claims have been resolved with the State of Michigan, and a Consent Judgment on the environmental matters was filed and approved in June 2009.

As part of a settlement agreement with the Michigan Public Service Commission (MPSC) staff and interveners in UPPCO's 2009 Power Supply Cost Recovery (PSCR) case, $0.6 million of replacement power costs was deemed not recoverable and was recorded in operating and maintenance expense in the first quarter of 2009. This settlement has been approved by the MPSC.

Greenhouse Gases

There is increasing concern over the issue of climate change and the effect of greenhouse gas emissions, in particular from the combustion of fossil fuels. Integrys Energy Group is evaluating both the technical and cost implications that may result from future state, regional, or federal greenhouse gas regulatory programs. This evaluation indicates it is probable that any regulatory program which caps emissions or imposes a carbon tax will increase costs for Integrys Energy Group and its customers. The greatest impact is likely to be on fossil fuel-fired generation, with a less significant impact on natural gas storage and distribution operations. Efforts are under way within the utility industry to find a feasible method for capturing carbon dioxide from pulverized coal-fired units and to develop cleaner ways to burn coal. The use of alternate fuels is also being explored by the industry, but there are many cost and availability issues. Recently, efforts have been initiated to develop state and regional greenhouse gas programs, to create federal legislation to limit carbon dioxide emissions, and to create national or state renewable portfolio standards. Some examples of these efforts are the Waxman-Markey bill, which passed the United States House of Representatives; the Kerry-Boxer draft bill, which was introduced in the United States Senate; and the Wisconsin Clean Energy Jobs Act, which has been introduced in the Wisconsin Legislature to implement recommendations from the Governor's Global Warming Task Force. The Wisconsin Clean Energy Jobs Act establishes statewide goals for the reduction of greenhouse gas emissions and requires certain actions, including an increased renewable portfolio standard, to meet those goals. In addition, in April 2009, the EPA declared carbon dioxide and several other greenhouse gases to be a danger to public health and welfare, which is the first step toward the EPA potentially regulating greenhouse gases under the CAA. A risk exists that such legislation or regulation will increase the cost of energy. However, Integrys Energy Group believes the capital expenditures being made at its generation units are appropriate under any reasonable mandatory greenhouse gas program and that future expenditures related to control of greenhouse gas emissions or renewable portfolio standards by its regulated electric utilities will be recoverable in rates. Integrys Energy Group will continue to monitor and manage potential risks and opportunities associated with future greenhouse gas legislative or regulatory actions.

Escanaba Water Permit Issues

UPPCO operates the Escanaba Generating Station (EGS) under contract with its owner, the City of Escanaba (City). While the City owns the water permits for EGS, UPPCO's personnel provide testing and certification of waste water discharges. In September 2008, UPPCO became aware of potential water discharge permit violations regarding reported pH and oil and grease readings at EGS. Corrective actions were implemented at the plant, notification was provided to the City, and UPPCO self-reported the potential permit violations to the Michigan Department of Environmental Quality (MDEQ). UPPCO filed a final report with the MDEQ on November 25, 2008, and a copy was sent to the City.

In March 2009, MDEQ began its investigation into this matter. Depending upon the results of the MDEQ's review of the information provided by UPPCO, the MDEQ, in consultation with the Michigan Attorney General's Office, may assess a fine and/or seek criminal charges against UPPCO, assess a fine and/or seek criminal charges against the former manager who certified the reports, and/or close out the investigation. Although a specific date of resolution is unknown, UPPCO has responded to all information requests from the MDEQ.

Natural Gas Charge Reconciliation Proceedings and Related Matters

Natural Gas Charge Settlement and Pending Natural Gas Charge Cases

For PGL and NSG, the ICC conducts annual proceedings regarding the reconciliation of revenues from the natural gas charge and related natural gas costs. The natural gas charge represents the cost of natural gas and transportation and storage services purchased by PGL and NSG, as well as gains, losses, and costs incurred under PGL's and NSG's hedging program (Gas Charge). In these proceedings, interested parties review the accuracy of the reconciliation of revenues and costs and the prudence of natural gas costs recovered through the Gas Charge. If the ICC were to find that the reconciliation was inaccurate or any natural gas costs were imprudently incurred, the ICC would order PGL and NSG to refund the affected amount to customers through subsequent Gas Charge filings.

In March 28, 2006 orders, the ICC adopted a settlement agreement related to fiscal years 2001 through 2004 natural gas costs. Under certain provisions of the settlement agreement, PEC agreed to: (1) provide the Illinois Attorney General (AG) and the City of Chicago (Chicago) up to $30.0 million for conservation and weatherization programs for which PGL and NSG may not seek rate recovery; (2) implement a reconnection program for certain customers and; (3) internal audits and an external audit of natural gas supply practices.

With respect to the conservation and weatherization funding, as of December 31, 2009, $10.2 million remained unpaid, of which $5.2 million was included in other current liabilities, and $5.0 million was included in other long-term liabilities. Under the reconnection program, PGL and NSG took all steps they believed were required by the agreement. The AG and Chicago have indicated that they believe the terms of the reconnection program are broader. Management believes that PGL and NSG have fully complied with the reconnection program obligations of the settlement agreement; however, PGL, NSG, the AG and Chicago are discussing how to resolve this disagreement.

Four of the five annual internal audits required by the settlement agreement have been completed. An auditor hired by the ICC conducted the external audit, and filed its report on April 10, 2008. On March 31, 2009, PGL and NSG completed their responses to the auditor's recommendations.

The fiscal 2006 Gas Charge reconciliation cases were initiated on November 21, 2006. The ICC staff and interveners (the AG, the Citizens Utility Board, and Chicago, filing jointly) each filed testimony recommending disallowances for PGL and NSG for a bank natural gas adjustment similar to that addressed in the fiscal 2005 Gas Charge reconciliation cases, which PGL and NSG did not contest. In addition, the interveners recommended a disallowance for PGL of $13.9 million (reduced to $11.0 million in their brief) associated with PGL's provision of interstate hub services. The ICC staff does not support the interveners' proposal, and PGL does not believe the proposal has merit. A hearing for the PGL and NSG cases was held on December 11, 2008. For PGL, briefing concluded February 27, 2009, and the administrative law judge has not yet prepared a proposed order. For NSG, there were no contested issues, and the parties filed an agreed form of order in January 2009.

Class Action

In February 2004, a purported class action suit was filed in Cook County Circuit Court against PEC, PGL, and NSG by customers of PGL and NSG, alleging among other things, violation of the Illinois Consumer Fraud and Deceptive Business Practices Act related to matters at issue in the utilities' fiscal year 2001 Gas Charge reconciliation proceedings. In the suit, Alport et al. v. Peoples Energy Corporation, the plaintiffs seek disgorgement and punitive damages. PGL and NSG have been dismissed as defendants and the only remaining counts of the suit allege violations of the Consumer Fraud and Deceptive Business Practices Act by PEC and that PEC acted in concert with others to commit a tortious act. PEC denies the allegations and is vigorously defending the suit. On November 19, 2009, the court entered an order certifying a class composed of customers of PGL and NSG during the period April 26, 2000, through September 30, 2002. On December 17, 2009, PEC filed a Petition for Leave to Appeal to the Appellate Court challenging class certification and on February 19, 2010, this appeal was denied.

NOTE 17—GUARANTEES

As part of normal business, Integrys Energy Group and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

Most of the guarantees issued by Integrys Energy Group consist of inter-company guarantees of subsidiaries' obligations or performance by the subsidiaries under certain contractual commitments. As such, these guarantees are excluded from the recognition and measurement requirements of the Guarantees Topic of the FASB ASC.

The following table shows outstanding guarantees at Integrys Energy Group:

		Expiration			
(Millions)	**Total Amounts Committed at December 31, 2009**	**Less Than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**Over 5 Years**
Guarantees supporting commodity transactions of subsidiaries [1]	**$ 981.4**	$773.8	$74.5	$31.0	$102.1
Standby letters of credit [2]	**130.8**	119.4	11.3	0.1	–
Surety bonds [3]	**3.1**	3.1	–	–	–
Other guarantees [4]	**7.6**	1.4	–	–	6.2
Total guarantees	**$1,122.9**	$897.7	$85.8	$31.1	$108.3

[1] Consists of parental guarantees of $803.9 million to support the business operations of Integrys Energy Services; $92.7 million and $74.8 million, respectively, related to natural gas supply at MERC and MGU; and $5.0 million at both PEC and IBS to support business operations. These guarantees are not reflected on the Consolidated Balance Sheets.

[2] Composed of $120.4 million issued to support Integrys Energy Services' operations; $4.8 million related to letters of credit at WPS; $4.3 million issued for workers compensation coverage in Illinois; and $1.3 million related to letters of credit at UPPCO, MGU, MERC, PGL, and NSG. These amounts are not reflected on the Consolidated Balance Sheets.

[3] Primarily for workers compensation coverage and obtaining various licenses, permits, and rights of way. Surety bonds are not included on the Consolidated Balance Sheets.

[4] Consists of a $5.0 million environmental indemnification provided by Integrys Energy Services related to the sale of the Stoneman generation facility, under which Integrys Energy Services expects that the likelihood of required performance is remote; and $2.6 million related to other indemnifications and workers compensation coverage.

Integrys Energy Group has provided total parental guarantees of $958.4 million on behalf of Integrys Energy Services as shown in the table in the next column. Integrys Energy Group's exposure under these guarantees related to open transactions at December 31, 2009, was approximately $513 million.

(Millions)	**December 31, 2009**
Guarantees supporting commodity transactions	**$803.9**
Standby letters of credit	**120.4**
Guarantees of subsidiary debt	**27.0 ***
Surety bonds	**1.5**
Other	**5.6**
Total guarantees	**$958.4**

** Consists of outstanding debt at an Integrys Energy Services' subsidiary, which is not included in the total Integrys Energy Group guarantee amounts above, because the debt is reflected on the Consolidated Balance Sheets.*

NOTE 18—EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

On September 30, 2008, the PEC Service Annuity System was merged into the PEC Retirement Plan, which was then renamed the Integrys Energy Group Retirement Plan. On December 31, 2008, the WPS Retirement Plan was merged into the Integrys Energy Group Retirement Plan. The two plan mergers had no effect on the level of plan benefits provided to participants or the management of plan assets. Integrys Energy Group and its subsidiaries now maintain one non-contributory, qualified pension plan covering substantially all employees, as well as several unfunded nonqualified retirement plans. In addition, Integrys Energy Group and its subsidiaries offer multiple other postretirement benefit plans to employees. The benefits for a portion of these plans are funded through irrevocable trusts, as allowed for income tax purposes.

Integrys Energy Group also currently offers medical, dental, and life insurance benefits to active employees and their dependents. Integrys Energy Group expenses the costs of these benefits as incurred.

During the third quarter of 2007, Integrys Energy Group made a series of changes to certain of its retirement benefit plans. Specifically, the changes included:

- Closure of the defined benefit pension plans to non-union new hires, effective January 1, 2008;
- A freeze in defined benefit pension service accruals for non-union employees, effective January 1, 2013;
- A freeze in compensation amounts used for determining defined benefit pension amounts for non-union employees, effective January 1, 2018;
- Revised eligibility requirements for retiree medical benefits for employees hired on or after January 1, 2008, and the introduction of an annual premium reduction credit for employees eligible to retire after December 31, 2012; and
- Closure of the retiree dental and life benefit programs to all new hires, effective January 1, 2008, and elimination of these benefits for any existing employees who are not eligible to retire before December 31, 2012.

As a result of the changes described in the previous chart, Integrys Energy Group remeasured certain of its pension and other postretirement benefit obligations as of August 1, 2007. The curtailment gain recognized as a result of the plan design changes was not significant and is included in the net periodic benefit cost table below.

A second remeasurement occurred on October 1, 2007, because the ratification of a union contract resulted in changes to a postretirement medical plan. The changes did not result in a curtailment.

Effective May 1, 2008, and July 1, 2008, the defined benefit pension plans were closed to new union hires at PGL and NSG, respectively. Effective April 19, 2009, and December 18, 2009, the defined benefit pension plans were closed to new union hires at UPPCO and WPS, respectively. In addition, changes in the WPS union contract resulted in a plan amendment in December 2009. Effective January 15, 2010, the defined benefit pension plans were closed to new Local 12295 union hires at MGU.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets during 2009 and 2008.

	Pension Benefits		Other Benefits	
(Millions)	**2009**	**2008**	**2009**	**2008**
Reconciliation of benefit obligation				
Obligation at January 1	**$1,230.5**	$1,210.2	**$432.7**	$408.6
Service cost	**38.9**	38.4	**14.3**	15.7
Interest cost	**80.9**	76.2	**26.5**	26.4
Plan amendments	**3.0**	–	**–**	–
Plan curtailment	**0.2** *	–	**–**	–
Actuarial (gain) loss, net	**78.6**	12.1	**23.2**	(12.5)
Participant contributions	**–**	–	**–**	1.8
Benefit payments	**(94.7)**	(106.4)	**(23.2)**	(22.1)
Federal subsidy on benefits paid	**–**	–	**2.0**	2.0
Other	**–**	–	**–**	12.8
Obligation at December 31	**$1,337.4**	$1,230.5	**$475.5**	$432.7

* *In connection with the reduction in workforce discussed in Note 3, "Restructuring Expense," an insignificant curtailment loss was recognized. The curtailment is included in the restructuring expense line item on the Consolidated Statement of Income, and is not included in the net periodic benefit expense table below.*

	Pension Benefits		Other Benefits	
Reconciliation of fair value of plan assets	**2009**	**2008**	**2009**	**2008**
Fair value of plan assets at January 1	**$830.3**	$1,219.5	**$191.1**	$248.3
Actual return on plan assets	**174.5**	(310.6)	**33.1**	(55.6)
Employer contributions	**23.5**	27.8	**29.8**	13.0
Participant contributions	**–**	–	**–**	1.7
Benefit payments	**(94.7)**	(106.4)	**(23.2)**	(22.1)
Other	**–**	–	**–**	5.8
Fair value of plan assets at December 31	**$933.6**	$ 830.3	**$230.8**	$191.1

Amounts recognized on Integrys Energy Group's Consolidated Balance Sheets at December 31 related to the funded status of the benefit plans consisted of:

	Pension Benefits		Other Benefits	
(Millions)	**2009**	**2008**	**2009**	**2008**
Current liabilities	**$ 7.5**	$ 5.3	**$ 0.3**	$ –
Noncurrent liabilities	**396.3**	394.9	**244.4**	241.6
Total liabilities	**$403.8**	$400.2	**$244.7**	$241.6

The accumulated benefit obligation for all defined benefit pension plans was $1.1 billion at both December 31, 2009, and December 31, 2008. Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in the table to the right.

	December 31	
(Millions)	**2009**	**2008**
Projected benefit obligation	**$1,337.4**	$1,230.5
Accumulated benefit obligation	**1,147.0**	1,103.5
Fair value of plan assets	**933.6**	830.3

The following table shows the amounts that had not yet been recognized in Integrys Energy Group's net periodic benefit cost as of December 31. Amounts related to the nonregulated entities are included in accumulated other comprehensive loss, while amounts related to the utilities are recorded as regulatory assets or liabilities.

	Pension Benefits		Other Benefits	
(Millions)	**2009**	**2008**	**2009**	**2008**
Accumulated other comprehensive loss (pre-tax)				
Net actuarial loss	**$ 36.2**	$ 25.7	**$ –**	$ 0.7
Prior service costs (credits)	**0.9**	1.2	**(1.8)**	(2.2)
Total	**$ 37.1**	$ 26.9	**$ (1.8)**	$ (1.5)
Net regulatory assets				
Net actuarial loss	**$368.6**	$384.3	**$66.2**	$56.1
Prior service costs (credits)	**21.1**	22.9	**(23.4)**	(26.9)
Transition obligation	**–**	–	**0.8**	1.1
Merger related regulatory adjustment	**71.5**	91.5	**38.7**	42.0
Regulatory deferral *	**4.5**	–	**(1.3)**	–
Total	**$465.7**	$498.7	**$81.0**	$72.3

* *The PSCW authorized recovery for net increased 2009 WPS pension and other postretirement benefit costs related to plan asset losses that occurred in 2008. Amortization and recovery of these deferred costs will occur in 2010.*

Integrys Energy Group recorded the PEC pension assets acquired and liabilities assumed at fair value at the February 2007 acquisition date. However, through 2009, PGL and NSG continued to have rates set based on their historical basis of accounting, including amortizations of prior service costs (credits), actuarial losses, and transition obligations, which were recognized on the consolidated financial statements as regulatory assets at the purchase date. The amount reflected in net periodic benefit cost in the table below is based on the amount used in the rate-setting process for PGL and NSG. The difference in the basis of accounting is shown as a merger related regulatory adjustment in the table above.

The estimated net losses and prior service costs for defined benefit pension plans that will be amortized as a component of net periodic benefit cost during 2010 are $11.5 million and $5.3 million, respectively. The estimated net losses, prior service credits, and transition obligation for other postretirement benefit plans that will be amortized as a component of net periodic benefit cost during 2010 are $2.8 million, $3.8 million, and $0.3 million, respectively.

The following table presents the components of the consolidated net periodic benefit costs for the plans:

	Pension Benefits			Other Benefits		
(Millions)	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Net periodic benefit cost						
Service cost	**$38.9**	$ 38.4	$39.7	**$14.3**	$15.7	$15.4
Interest cost	**80.9**	76.2	70.4	**26.5**	26.4	24.5
Expected return on plan assets	**(92.5)**	(101.0)	(89.4)	**(17.7)**	(19.0)	(17.5)
Plan curtailment gain	**–**	–	–	**–**	–	(0.1)
Amortization of transition obligation	**–**	–	–	**0.3**	0.3	0.4
Amortization of prior service cost (credit)	**5.0**	5.1	5.1	**(3.8)**	(3.8)	(2.6)
Amortization of net actuarial (gain) loss	**1.9**	0.7	4.8	**(1.5)**	–	1.8
Amortization of merger related regulatory adjustment	**20.0**	9.6	14.2	**3.3**	2.1	0.8
Regulatory deferral *	**(4.5)**	–	–	**1.3**	–	–
Net periodic benefit cost	**$49.7**	$ 29.0	$44.8	**$22.7**	$21.7	$22.7

* *The PSCW authorized recovery for net increased 2009 WPS pension and other postretirement benefit costs related to plan asset losses that occurred in 2008. Amortization and recovery of these deferred costs will occur in 2010.*

Assumptions – Pension and Other Postretirement Benefit Plans

The weighted-average assumptions used at December 31 to determine benefit obligations for the plans were as follows:

	Pension Benefits		Other Benefits	
	2009	**2008**	**2009**	**2008**
Discount rate	**6.15%**	6.45%	**5.96%**	6.48%
Rate of compensation increase	**4.26%**	4.26%	**N/A**	N/A
Assumed medical cost trend rate (under age 65)	**N/A**	N/A	**8.0%**	9.0%
Ultimate trend rate	**N/A**	N/A	**5.0%**	5.0%
Ultimate trend rate reached in	**N/A**	N/A	**2013**	2013
Assumed medical cost trend rate (over age 65)	**N/A**	N/A	**8.5%**	9.5%
Ultimate trend rate	**N/A**	N/A	**5.5%**	5.5%
Ultimate trend rate reached in	**N/A**	N/A	**2013**	2013
Assumed dental cost trend rate	**N/A**	N/A	**5.0%**	5.0%

N/A = Not Applicable

The weighted-average assumptions used to determine net periodic benefit cost for the plans were as follows for the years ended December 31:

	Pension Benefits		
	2009	**2008**	**2007**
Discount rate	**6.45%**	6.40%	5.88%
Expected return on assets	**8.50%**	8.50%	8.50%
Rate of compensation increase	**4.26%**	4.27%	5.50%

	Other Benefits		
	2009	**2008**	**2007**
Discount rate	**6.48%**	6.40%	5.79%
Expected return on assets	**8.50%**	8.50%	8.50%
Assumed medical cost trend rate (under age 65)	**9.0%**	10.0%	8.0%
Ultimate trend rate	**5.0%**	5.0%	5.0%
Ultimate trend rate reached in	**2013**	2013	2010
Assumed medical cost trend rate (over age 65)	**9.5%**	10.5%	8.0%-10.0%
Ultimate trend rate	**5.5%**	5.5%	5.0%-6.5%
Ultimate trend rate reached in	**2013**	2013	2010-2011
Assumed dental cost trend rate	**5.0%**	5.0%	5.0%

Integrys Energy Group establishes its expected return on asset assumption based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios.

Assumed health care cost trend rates have a significant effect on the amounts reported by Integrys Energy Group for the health care plans. For the year ended December 31, 2009, a one-percentage-point change in assumed health care cost trend rates would have had the following effects:

	One-Percentage-Point	
(Millions)	**Increase**	**Decrease**
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 5.8	$ (4.8)
Effect on the health care component of the accumulated postretirement benefit obligation	58.1	(48.4)

Pension and Other Postretirement Benefit Plan Assets

Integrys Energy Group's investment policy includes various guidelines and procedures designed to ensure assets are invested in an appropriate manner to meet expected future benefits to be earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by major asset categories. The policy is established and administered in a manner that is compliant at all times with applicable regulations.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters and to achieve asset returns that meet or exceed the plans' actuarial assumptions and that are competitive with like instruments employing similar investment strategies. The portfolio diversification provides protection against significant concentrations of risk in the plan assets. The target asset allocations for pension plans and other postretirement plans that have significant assets are: 70% equity securities and 30% fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies. Fixed income securities primarily include corporate bonds of companies from diversified industries, United States government securities, and mortgage-backed securities.

The Board of Directors has established the Employee Benefits Administrator Committee (composed of members of management) to manage the operations and administration of all benefit plans and trusts. The committee periodically reviews the asset allocation, and the portfolio is rebalanced when necessary.

The investments recorded at fair value in the pension and other postretirement benefit plan assets at December 31, 2009, by asset category were as follows. See Note 1(r), "*Summary of Significant Accounting Policies – Fair Value,*" for information on the fair value hierarchy and the inputs used to measure fair value.

	Pension Plan Assets				Other Benefit Plan Assets			
(Millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Asset Category								
Cash and cash equivalents	$ 2.1	$ 32.9	$ –	**$ 35.0**	$ –	$ 20.1	$ –	**$ 20.1**
Equity securities:								
United States equity	261.7	171.3	–	**433.0**	48.0	39.6	–	**87.6**
International equity	31.0	144.3	–	**175.3**	–	26.9	–	**26.9**
Fixed income securities:								
United States government	–	109.6	–	**109.6**	–	32.4	–	**32.4**
Foreign government	–	12.4	0.4	**12.8**	–	1.5	–	**1.5**
Corporate debt	–	124.9	2.9	**127.8**	0.9	31.6	–	**32.5**
Asset-backed securities	–	39.3	–	**39.3**	–	9.0	–	**9.0**
Real estate securities	–	–	24.9	**24.9**	–	–	–	**–**
Other	–	–	1.1	**1.1**	–	2.3	–	**2.3**
	294.8	634.7	29.3	**958.8**	48.9	163.4	–	**212.3**
401(h) other benefit plan assets invested as pension assets *	(0.8)	(17.6)	(0.1)	**(18.5)**	0.8	17.6	0.1	**18.5**
Total	$294.0	$617.1	$29.2	**$940.3**	$49.7	$181.0	$0.1	**$230.8**

* *Pension trust assets are used to pay other postretirement benefits as allowed under Internal Revenue Code Section 401(h).*

The following table sets forth a reconciliation of changes in the fair value of pension plan assets categorized as Level 3 measurements:

(Millions)	**Foreign Government Debt**	**Corporate Debt**	**Asset-Backed Securities**	**Real Estate Securities**	**Other**	**Total**
Beginning balance at December 31, 2008	$0.7	$1.8	$0.1	$35.8	$1.5	$39.9
Actual return on plan assets:						
Relating to assets still held at the reporting date	0.8	1.1	–	(12.2)	1.2	(9.1)
Relating to assets sold during the period	–	(0.4)	–	–	(0.5)	(0.9)
Purchases, sales, and settlements	0.1	0.7	–	1.3	(1.1)	1.0
Transfers in and/or out of Level 3	(1.2)	(0.3)	(0.1)	–	–	(1.6)
Ending balance at December 31, 2009	**$0.4**	**$2.9**	**$ –**	**$24.9**	**$1.1**	**$29.3**

Cash Flows Related to Pension and Other Postretirement Benefit Plans

Integrys Energy Group's funding policy is to contribute at least the minimum amounts that are required to be funded under the Employee Retirement Income Security Act, but not more than the maximum amounts that are currently deductible for income tax purposes. Integrys Energy Group expects to contribute $67.6 million to pension plans and $35.7 million to other postretirement benefit plans in 2010.

The following table shows the payments, reflecting expected future service, that Integrys Energy Group expects to make for pension and other postretirement benefits. In addition, the table shows the expected federal subsidies, provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, that will partially offset other postretirement benefits.

(Millions)	Pension Benefits	Other Benefits	Federal Subsidies
2010	**$ 87.6**	**$ 27.8**	**$ (2.2)**
2011	**91.9**	**29.9**	**(2.4)**
2012	**97.6**	**31.3**	**(2.6)**
2013	**105.3**	**32.8**	**(2.7)**
2014	**105.8**	**34.2**	**(2.9)**
2015-2019	**640.7**	**206.5**	**(17.0)**

Defined Contribution Benefit Plans

Integrys Energy Group maintains 401(k) Savings Plans for substantially all full-time employees and matches a percentage of employee contributions through an Employee Stock Ownership Plan (ESOP) or cash contribution up to certain limits. Certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 3.4 million shares of Integrys Energy Group's common stock (market value of $140.8 million) at December 31, 2009. Certain employees participate in a discretionary profit-sharing contribution and/or cash match. Certain employees who are not eligible to participate in the defined benefit pension plan participate in a defined contribution pension plan, in which Integrys Energy Group contributes certain amounts to an employee's account based on the employee's wages, age, and years of service. Total costs incurred under all of these plans were $16.8 million in 2009, $17.4 million in 2008, and $14.4 million in 2007.

Integrys Energy Group maintains deferred compensation plans that enable certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Non-employee directors can defer up to 100% of their director fees. Compensation is generally deferred in the form of cash, indexed to certain investment options or Integrys Energy Group common stock with deemed dividends paid on the common stock automatically reinvested.

The deferred compensation arrangements for which distributions are made solely in Integrys Energy Group's common stock are classified as an equity instrument. Changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with Integrys Energy Group common stock was $24.2 million at December 31, 2009, and $23.7 million at December 31, 2008.

The portion of the deferred compensation obligation associated with deferrals that allow for distribution in cash is classified as a liability on the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation classified within other long-term liabilities was $32.1 million at December 31, 2009, and $28.2 million at December 31, 2008. The costs incurred under this arrangement were $4.0 million in 2009, $1.9 million in 2008, and $2.3 million in 2007.

The deferred compensation programs are partially funded through shares of Integrys Energy Group's common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified as a reduction of equity in a manner similar to accounting for treasury stock. The total cost of Integrys Energy Group's common stock held in the rabbi trust was $17.2 million at December 31, 2009, and $16.3 million at December 31, 2008.

NOTE 19—PREFERRED STOCK OF SUBSIDIARY

Integrys Energy Group's subsidiary, WPS, has 1,000,000 authorized shares of preferred stock with no mandatory redemption and a $100 par value. Outstanding shares were as follows at December 31:

(Millions, except share amounts)	2009		2008	
Series	**Shares Outstanding**	**Carrying Value**	**Shares Outstanding**	**Carrying Value**
5.00%	**130,692**	**$13.1**	130,695	$13.1
5.04%	**29,898**	**3.0**	29,898	3.0
5.08%	**49,905**	**5.0**	49,923	5.0
6.76%	**150,000**	**15.0**	150,000	15.0
6.88%	**150,000**	**15.0**	150,000	15.0
Total	**510,495**	**$51.1**	510,516	$51.1

All shares of preferred stock of all series are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by WPS. Each series of outstanding preferred stock is redeemable in whole or in part at WPS's option at any time on 30 days' notice at the respective redemption prices. WPS may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of WPS's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus, and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription, or conversion rights, and has no sinking fund provisions.

NOTE 20—COMMON EQUITY

Integrys Energy Group's reconciliation of shares outstanding at December 31, 2009, and 2008, was as follows:

	2009		2008	
	Shares	**Average Cost**	**Shares**	**Average Cost**
Common stock issued	**76,418,843**		76,430,037	
Less:				
Treasury shares	**–**	**$ –**	7,000	$25.19
Deferred compensation rabbi trust	**402,839**	**42.58** [(1)]	367,238	44.36 [(1)]
Restricted stock	**35,861**	**55.33** [(2)]	63,031	54.81 [(2)]
Total shares outstanding	**75,980,143**		75,992,768	

[(1)] Based on Integrys Energy Group's stock price on the day the shares entered the deferred compensation rabbi trust. Shares paid out of the trust are valued at the average cost of shares in the trust.

[(2)] Based on the grant date fair value of the restricted stock.

During 2009 and 2008, Integrys Energy Group purchased shares of its common stock on the open market to meet the requirements of its Stock Investment Plan and certain stock-based employee benefit and compensation plans. Prior to 2008, Integrys Energy Group issued new shares of common stock under these plans. These stock issuances increased equity $45.6 million in 2007.

Pursuant to the PEC merger, shareholders of PEC received 0.825 shares of Integrys Energy Group (then known as WPS Resources) common stock, $1 par value, for each share of PEC common stock, no par value, that they held immediately prior to the merger. This resulted in an increase in common stock outstanding of 31,938,491 shares and increased equity $1.6 billion as of December 31, 2007.

Integrys Energy Group's common stock shares	
Balance at December 31, 2006	43,387,460
Shares issued	
Merger with PEC	31,938,491
Stock Investment Plan	529,935
Stock-based compensation	444,041
Restricted stock, net	93,339
Rabbi trust shares	40,829
Balance at December 31, 2007	76,434,095
Restricted stock shares cancelled	(4,058)
Balance at December 31, 2008	76,430,037
Restricted stock shares cancelled	(11,194)
Balance at December 31, 2009	**76,418,843**

Earnings Per Share

In the first quarter of 2009, Integrys Energy Group adopted FASB Staff Position (FSP) No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," (now incorporated as part of FASB ASC 260-10). This FSP had no effect on previously reported basic earnings (loss) per share.

Basic earnings (loss) per share is computed by dividing net income (loss) attributed to common shareholders by the weighted average number of common stock shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributed to common shareholders by the weighted average number of common stock shares outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, performance stock rights, and restricted stock. The effects of an insignificant number of in-the-money securities were not included in the computation for 2009, because there was a net loss during the period, which would cause the impact to be anti-dilutive. The 2009 calculation of diluted earnings per share also excluded 2.7 million out-of-the-money stock options that had an anti-dilutive effect. The calculation of diluted earnings per share for 2008 excluded 2.2 million out-of-the-money stock options that had an anti-dilutive effect. The calculation of diluted earnings per share for 2007 excluded an insignificant number of stock options that had an anti-dilutive effect. The following table reconciles the computation of basic and diluted earnings (loss) per share:

(Millions, except per share amounts)	**2009**	**2008**	**2007**
Numerator:			
Net income (loss) from continuing operations	**$(71.6)**	$124.7	$181.0
Discontinued operations, net of tax	**2.8**	4.7	73.3
Preferred stock dividends of subsidiary	**(3.1)**	(3.1)	(3.1)
Noncontrolling interest in subsidiaries	**1.0**	0.1	0.1
Net income (loss) attributed to common shareholders	**$(70.9)**	$126.4	$251.3
Denominator:			
Average shares of common stock – basic	**76.8**	76.7	71.6
Effect of dilutive securities			
Stock-based compensation	**–**	0.3	0.2
Average shares of common stock – diluted	**76.8**	77.0	71.8
Earnings (loss) per common share			
Basic	**$(0.92)**	$1.65	$3.51
Diluted	**(0.92)**	1.64	3.50

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive loss, net of tax at December 31, 2009, and 2008, were:

(Millions)	**2009**	**2008**
Cash flow hedges [1]	**$(24.9)**	$(56.4)
Unrecognized pension and other postretirement benefit costs [2]	**(21.5)**	(14.8)
Foreign currency translation	**2.4**	(1.7)
Available-for-sale securities [3]	**–**	0.1
Total accumulated other comprehensive loss	**$(44.0)**	$(72.8)

[1] *Includes tax benefits of $18.6 million and $33.8 million at December 31, 2009, and 2008, respectively.*

[2] *Includes tax benefits of $13.8 million and $10.6 million at December 31, 2009, and 2008, respectively.*

[3] *Includes tax of $3.4 million at December 31, 2008.*

NOTE 21—STOCK-BASED COMPENSATION

In May 2007, Integrys Energy Group's shareholders approved the 2007 Omnibus Incentive Compensation Plan (2007 Omnibus Plan). Under the provisions of the 2007 Omnibus Plan, the number of shares of stock that may be issued in satisfaction of plan awards may not exceed 3,500,000, and no more than 1,500,000 shares of stock can be granted as performance shares or restricted stock. No additional awards will be issued under prior plans, although the plans continue to exist for purposes of the existing outstanding stock-based compensation. At December 31, 2009, stock options, performance stock rights, restricted shares and restricted share units, and stock appreciation rights were outstanding under the various plans.

Stock Options

Under the provisions of the 2007 Omnibus Plan, no single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can be granted options for more than 1,000,000 shares during any calendar year. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option is granted. Generally, one-fourth of the stock options granted vest and become exercisable each year on the anniversary of the grant date.

The fair values of stock option awards granted were estimated using a binomial lattice model. The expected term of option awards is calculated based on historical exercise behavior and represents the period of time that options are expected to be outstanding. The risk-free interest rate is based on the United States Treasury yield curve. The expected dividend yield incorporates the current dividend rate as well as historical dividend increase patterns. Integrys Energy Group's expected stock price volatility was estimated using its 10-year historical volatility. The following table shows the weighted-average fair values per stock option along with the assumptions incorporated into the valuation models:

	2009	**2008**	**2007**
Weighted-average fair value per option	**$3.83**	$4.52	$7.80
Expected term	**8-9 years**	7 years	7 years
Risk-free interest rate	**2.50%-2.78%**	3.40%	4.65%
Expected dividend yield	**5.50%**	5.00%	4.50%
Expected volatility	**19%**	17%	17%

Compensation cost recognized for stock options during the years ended December 31, 2009, 2008, and 2007, was $2.0 million, $2.6 million, and $1.8 million, respectively. Compensation cost capitalized during these same years was not significant. As of December 31, 2009, $1.5 million of compensation cost related to unvested and outstanding stock options was expected to be recognized over a weighted-average period of 2.4 years.

Cash received from option exercises during the year ended December 31, 2009, was not significant, and was $3.3 million and $14.0 million during the years ended December 31, 2008, and 2007, respectively. The tax benefit realized from these option exercises was not significant in 2009 and 2008, and was $2.3 million in 2007.

A summary of stock option activity for the year ended December 31, 2009, and information related to outstanding and exercisable stock options at December 31, 2009, is presented below:

	Stock Options	**Weighted-Average Exercise Price Per Share**	**Weighted-Average Remaining Contractual Life *(in Years)***	**Aggregate Intrinsic Value *(Millions)***
Outstanding at December 31, 2008	2,700,139	$47.90		
Granted	511,484	42.12		
Exercised	33,659	32.64		$0.3
Forfeited	44,101	52.14		–
Expired	577	43.10		
Outstanding at December 31, 2009	**3,133,286**	**$47.06**	**6.10**	**$2.3**
Exercisable at December 31, 2009	**2,006,897**	**$47.29**	**4.80**	**$2.3**

The intrinsic value of options exercised was not significant during the year ended December 31, 2008, and was $4.4 million during the year ended December 31, 2007.

The aggregate intrinsic value for outstanding and exercisable options in the table on page 73 represents the total pre-tax intrinsic value that would have been received by the option holders had they all exercised their options at December 31, 2009. This is calculated as the difference between Integrys Energy Group's closing stock price on December 31, 2009, and the option exercise price, multiplied by the number of in-the-money stock options.

Performance Stock Rights

Performance stock rights vest over a three-year performance period and are paid out in shares of Integrys Energy Group's common stock. No single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can receive a payout in excess of 250,000 performance shares during any calendar year. The number of shares paid out is calculated by multiplying a performance percentage by the number of outstanding stock rights at the completion of the vesting period. The performance percentage is based on the total shareholder return of Integrys Energy Group's common stock relative to the total shareholder return of a peer group of companies. The payout may range from 0% to 200% of target.

The fair values of performance stock rights granted were estimated using a Monte Carlo valuation model, incorporating the assumptions in the table below. The risk-free interest rate is based on the United States Treasury yield curve. The expected dividend yield incorporates the current dividend rate as well as historical dividend increase patterns. The expected volatility was estimated using three years of historical data.

	2009	**2008**	**2007**
Expected term	**3 years**	3 years	3 years
Risk-free interest rate	**1.38%**	2.18%	4.71%
Expected dividend yield	**5.50%**	5.50%	4.50%
Expected volatility	**26%**	17%	15%

Compensation cost recorded for performance stock rights for the years ended December 31, 2009, 2008, and 2007 was $4.6 million, $5.2 million, and $3.5 million, respectively. Compensation cost capitalized during these same years was not significant. As of December 31, 2009, $1.8 million of compensation cost related to unvested and outstanding performance stock rights was expected to be recognized over a weighted-average period of 1.6 years.

A summary of the activity related to performance stock rights for the year ended December 31, 2009, is presented below:

	Performance Stock Rights	**Weighted-Average Grant Date Fair Value**
Outstanding at December 31, 2008	263,109	$50.13
Granted	121,220	37.11
Expired	79,574	48.37
Forfeited	3,665	52.15
Outstanding at December 31, 2009	**301,090**	**$45.33**

No performance shares were distributed in 2009 because the performance percentage was below the threshold payout level for those rights that were vested and eligible to be distributed during the year ended December 31, 2009.

Restricted Shares and Restricted Share Units

A portion of the long-term incentive is awarded in the form of restricted shares and restricted share units. Most of these awards have a four-year vesting period, with 25% of each award vesting on each anniversary of the grant date. During the vesting period, restricted share recipients have voting rights and are entitled to dividends in the same manner as other common shareholders, whereas restricted share unit recipients receive dividend credits and do not have voting rights. Restricted shares and restricted share units have a value equal to the fair market value of Integrys Energy Group's common shares on the grant date. Compensation cost recognized for these awards was $4.9 million, $4.2 million, and $1.4 million during the years ended December 31, 2009, 2008, and 2007, respectively. Compensation cost capitalized during these same years was not significant. As of December 31, 2009, $7.4 million of compensation cost related to these awards was expected to be recognized over a weighted-average period of 2.5 years.

A summary of the activity related to restricted share and restricted share unit awards for the year ended December 31, 2009, is presented below:

	Restricted Shares and Restricted Share Unit Awards	**Weighted-Average Grant Date Fair Value**
Outstanding at December 31, 2008	228,615	$50.19
Granted	206,357	42.12
Distributed	69,587	50.76
Forfeited	18,527	45.04
Outstanding at December 31, 2009	**346,858**	**$45.55**

Stock Appreciation Rights

On February 21, 2007, all of PEC's then outstanding stock appreciation rights were converted into 14,021 Integrys Energy Group stock appreciation rights. The fair value of the stock appreciation rights is estimated with a Black-Scholes model and was not significant at December 31, 2009. No stock appreciation rights were issued during the year ended December 31, 2009.

NOTE 22—FAIR VALUE

Fair Value Measurements

In the fourth quarter of 2009, the WPS Crane Creek wind generation project became operational, and a $6.3 million asset retirement obligation was recorded. The initial determination of the amount of the asset retirement obligation was a fair value measurement calculated in accordance with the guidance of the Asset Retirement and Environmental Obligations Topic of the FASB ASC and was categorized within Level 3 of the fair value hierarchy. This classification resulted from the use of significant unobservable inputs, including the estimated costs of removing the wind turbines.

The following table shows Integrys Energy Group's financial assets and liabilities that were accounted for at fair value on a recurring basis, categorized by level within the fair value hierarchy.

	December 31, 2009			
(Millions)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Risk management assets	**$284.9**	**$439.6**	**$1,593.0**	**$2,317.5**
Other	**0.1**	**-**	**-**	**0.1**
Liabilities				
Risk management liabilities	**336.4**	**582.2**	**1,471.6**	**2,390.2**
Long-term debt hedged by fair value hedge	**-**	**52.6**	**-**	**52.6**

	December 31, 2008			
(Millions)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Risk management assets	$703.0	$1,524.0	$755.4	$2,982.4
Inventory hedged by fair value hedges	–	27.4	–	27.4
Other	0.5	–	–	0.5
Liabilities				
Risk management liabilities	820.5	1,559.1	572.8	2,952.4
Liabilities held for sale	–	–	0.6	0.6
Long-term debt hedged by fair value hedge	–	53.2	–	53.2

The determination of the fair values above incorporates various factors required under the Fair Value Measurements and Disclosures Topic of the FASB ASC. These factors include not only the credit standing of the counterparties involved, but also the impact of Integrys Energy Group's nonperformance risk on its liabilities.

The risk management assets and liabilities listed in the tables include options, swaps, futures, physical commodity contracts, and other instruments used to manage market risks related to changes in commodity prices and interest rates. For more information on Integrys Energy Group's derivative instruments, see Note 2, "*Risk Management Activities.*"

When possible, Integrys Energy Group bases the valuations of its risk management assets and liabilities on quoted prices for identical assets in active markets. These valuations are classified in Level 1. The valuations of certain contracts are based on New York Mercantile Exchange (NYMEX) futures prices with an adjustment related to location differences, and certain derivative instruments are valued using broker quotes or prices for similar contracts at the reporting date. These valuations are classified in Level 2.

Certain derivatives are categorized in Level 3 due to the significance of unobservable or internally-developed inputs. The primary reasons for a Level 3 classification are as follows:

- While price curves may have been based on observable information, significant assumptions may have been made regarding seasonal or monthly shaping and locational basis differentials.
- Certain transactions were valued using price curves that extended beyond the quoted period. Assumptions were made to extrapolate prices from the last quoted period through the end of the transaction term.
- The valuations of certain transactions were based on internal models, although external inputs were utilized in the valuations.

The following table sets forth a reconciliation of changes in the fair value of items categorized as Level 3 measurements:

(Millions)	Year Ended December 31 2009	2008
Balance at the beginning of period	**$182.0 ***	$ 44.6
Net realized and unrealized gain (loss) included in earnings	**32.0**	(44.7)
Net unrealized gain (loss) recorded as regulatory assets or liabilities	**2.2**	(8.7)
Net unrealized gain (loss) included in other comprehensive loss	**16.3**	(35.0)
Net purchases and settlements	**(36.0)**	2.5
Net transfers in/out of Level 3	**(75.1)**	223.3
Balance at the end of the period	**$121.4**	$182.0 *
Net unrealized gain (loss) included in earnings related to instruments still held at the end of the period	**$35.4**	$(55.3)

* *This amount includes $0.6 million of risk management liabilities classified as held for sale, related to the sale of generation assets and the associated sales and service contracts in Northern Maine, which closed in the first quarter of 2010.*

Derivatives are transferred in or out of Level 3 primarily due to changes in the source of data used to construct price curves as a result of changes in market liquidity.

Unrealized gains and losses included in earnings related to Integrys Energy Services' risk management assets and liabilities are recorded through nonregulated revenue on the Consolidated Statements of Income. Realized gains and losses on these same instruments are recorded in nonregulated revenue or nonregulated cost of fuel, natural gas, and purchased power, depending on the nature of the instrument. Unrealized gains and losses on Level 3 derivatives at the utilities are deferred as regulatory assets or liabilities. Therefore, these fair value measurements have no impact on earnings. Realized gains and losses on these instruments flow through utility cost of fuel, natural gas, and purchased power on the Consolidated Statements of Income.

Fair Value of Financial Instruments

The following table shows the financial instruments included on the Consolidated Balance Sheets of Integrys Energy Group that are not recorded at fair value.

	2009		2008	
(Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	**$2,511.2**	**$2,543.6**	$2,443.2 *	$2,276.0
Preferred stock	**51.1**	**44.3**	51.1	46.0

* *This amount includes $6.6 million of long-term debt classified as held for sale, related to the sale of generation assets in Northern Maine, which closed in the first quarter of 2010.*

The fair values of long-term debt instruments are estimated based on the quoted market price for the same or similar issues, or on the current rates offered to Integrys Energy Group for debt of the same remaining maturity, without considering the effect of third-party credit enhancements. The fair values of preferred stock are estimated based on quoted market prices when available, or by using a perpetual dividend discount model.

Due to the short maturity of cash and cash equivalents, accounts receivable, accounts payable, notes payable, and outstanding commercial paper, the carrying amount approximates fair value.

NOTE 23—MISCELLANEOUS INCOME

Integrys Energy Group's total miscellaneous income was as follows at December 31:

(Millions)	2009	2008	2007
Equity earnings on investments	**$76.1**	$67.8	$34.6
Equity AFUDC	**6.0**	5.5	0.9
Interest and dividend income	**5.6**	5.0	12.7
Key executive life insurance income	**2.3**	2.7	2.2
Gain on sale of property	**1.8**	4.8	1.9
Weston 4 ATC interconnection agreement interest	**-**	2.5	3.9
(Loss) gain on investments	**(0.1)**	(0.3)	3.9
(Loss) gain on foreign currency exchange	**(0.1)**	0.9	2.4
Other	**(2.6)**	(1.6)	1.6
Total miscellaneous income	**$89.0**	$87.3	$64.1

NOTE 24—REGULATORY ENVIRONMENT

Wisconsin

2010 Rates

On December 22, 2009, the PSCW issued a final written order for WPS authorizing no electric rate increase (net of 2009 and 2008 fuel refunds) and a retail natural gas rate increase of $13.5 million, effective January 1, 2010. The PSCW ordered that $18.2 million of the 2008 and 2009 electric fuel cost over-collections be used to offset the overall electric rate increase needed for 2010, and was recorded as a short-term regulatory liability as of December 31, 2009. The remaining $10.0 million of the 2009 fuel cost over-collections accrued in 2009 as a short-term regulatory liability, plus interest, will be refunded to customers during the first half of 2010. Fuel cost over/under recovery impacts related to the Weston 4 power plant exfoliation issue remain open for 2008 and 2009 and have been delayed to a future rate proceeding.

2009 Rates

On April 23, 2009, the PSCW made the 2009 fuel cost recovery subject to refund, effective April 25, 2009, as actual and projected fuel costs for the remainder of the year were estimated to be below the 2% fuel window. As of December 31, 2009, WPS recorded a liability of $27.1 million related to this refund.

On December 30, 2008, the PSCW issued a final written order for WPS authorizing no change in retail electric rates from the fuel surcharge adjusted rates authorized effective July 4, 2008, and a $3.0 million decrease in retail natural gas rates. The PSCW also approved a decoupling mechanism as a four-year pilot program. The mechanism allows WPS to defer and recover or refund in future rate proceedings all or a portion of the differences between the actual and authorized margin per customer impact of variations in volumes. The annual deferral or refund is limited to $14.0 million for electric service and $8.0 million for natural gas service. The mechanism does not adjust for changes in volume resulting from changes in customer count and also does not cover large commercial and industrial customers.

2008 Rates

On January 15, 2008, the PSCW issued a final written order for WPS authorizing a retail electric rate increase of $23.0 million (2.5%), which included recovery of deferred 2005 and 2006 MISO Day 2 costs over a one-year period and increased electric transmission costs, effective January 16, 2008. On February 11, 2008, WPS filed an application with the PSCW to adjust its 2008 rates for increased fuel and purchased power costs. The application requested an increase in retail electric rates due to a delay in the in-service date of the Weston 4 power plant, increased coal and coal transportation costs, and increased natural gas costs. The PSCW approved an interim annual fuel surcharge increase of $29.7 million on March 20, 2008, and an additional final fuel surcharge increase of $18.3 million, effective July 4, 2008.

On September 30, 2008, the PSCW reopened the 2008 fuel surcharge to review forecasted fuel costs, as WPS's current and anticipated annual fuel costs were below those projected in the fuel surcharge. As a result of the lower fuel and purchased power costs, WPS's rates from September 30, 2008, through December 31, 2008, were subject to refund. On February 9, 2009, WPS filed a request with the PSCW to refund approximately $5 million of 2008 fuel costs to Wisconsin electric retail customers. WPS had accrued this amount as a liability at December 31, 2008. This refund resulted in a credit to customers' bills in March and April 2009. An additional $1.1 million of the 2008 fuel cost over-recovery, including interest, was accrued in 2008 and 2009 and will be refunded as part of the 2010 rate case.

2007 Rates

On January 11, 2007, the PSCW issued a final written order for WPS authorizing a retail electric rate increase of $56.7 million (6.6%) and a retail natural gas rate increase of $18.9 million (3.8%), effective January 12, 2007. The new rates reflected a 10.9% return on common equity. The PSCW approved a common equity ratio of 57.4% in WPS's regulatory capital structure. The 2007 retail electric rate increase was required primarily because of increased costs associated with electric transmission, costs related to the construction of Weston 4 and the additional personnel to maintain and operate the plant, and costs to maintain the Weston 3 generation unit and the De Pere Energy Center. The 2007 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system and costs associated with the remediation of former manufactured gas plant sites.

Weston 3 Outage

In October 2007, Weston 3, a coal-fired generating facility located near Wausau, Wisconsin, sustained damage from a major lightning strike that forced the facility out of service until January 14, 2008. The damage required the repair of the generator rotor, turbine rotors, and boiler feed pumps. WPS incurred $8.9 million of incremental pre-tax non-fuel operating and maintenance expenditures through January 14, 2008, to repair and return Weston 3 to service. WPS has insurance in place that covered all non-fuel operating and maintenance expenditures, less a $1.0 million deductible. WPS incurred a total of $26.6 million of incremental pre-tax fuel and purchased power costs during the 14-week outage. WPS was granted approval from the PSCW to defer the replacement fuel and purchased power costs for the Wisconsin retail portion of these costs retroactive to the date of the lightning strike. On December 30, 2008, the PSCW granted WPS recovery of $17.0 million of the requested $19.6 million of Weston 3 replacement fuel and power costs from the Wisconsin retail jurisdiction, over a six-year period and without carrying costs.

WPS was granted recovery of $0.4 million of the requested $0.5 million of replacement purchased power costs from the Michigan retail jurisdiction through the annual PSCR mechanism.

Kewaunee

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. In WPS's 2006 rate case, the PSCW determined that it was reasonable for WPS to recover all deferred costs related to the 2005 Kewaunee forced outage over a five-year period, beginning on January 1, 2006. At December 31, 2009, $9.6 million was left to be collected from ratepayers and remained recorded as a regulatory asset related to this outage.

Michigan

2010 UPPCO Rates

On December 16, 2009, the MPSC issued a final written order authorizing UPPCO a retail electric rate increase of $6.5 million, effective January 1, 2010. The new rates reflect a 10.90% return on common equity and a common equity ratio of 54.83% in its regulatory capital structure. The order includes approval of a decoupling mechanism, as well as an uncollectibles expense tracking mechanism, which allows for the deferral and subsequent recovery or refund of 80% of the difference between actual write-offs (net of recoveries) and bad debt expense included in utility rates, both effective January 1, 2010.

2010 MGU Rates

On November 23, 2009, the MPSC issued a partial settlement authorizing MGU a retail natural gas rate increase of $3.5 million, effective January 1, 2010. The filing includes a 10.75% return on common equity and a common equity ratio of 50.26% in its regulatory capital structure. The order includes approval of an uncollectibles expense tracking mechanism, which allows for the deferral and subsequent recovery or refund of 80% of the difference between actual write-offs (net of recoveries) and bad debt expense included in utility rates, effective January 1, 2010. The decoupling mechanism proposed in the rate case is being contested and was not part of the settlement. An MPSC decision on decoupling is expected in the second quarter of 2010.

2009 MGU Rates

On January 13, 2009, the MPSC issued a final written order for MGU approving a settlement agreement authorizing an annual retail natural gas rate increase of $6.0 million, effective January 14, 2009. The new rates reflected a 10.45% return on common equity and a common equity ratio of 50.01% in its regulatory capital structure. The rate increase was required primarily due to general inflation, low margin revenue growth, increased costs of customer service functions, and increased environmental cleanup costs to remediate former manufactured gas plant sites.

2008 WPS Rates

On December 4, 2007, the MPSC issued a final written order authorizing WPS a retail electric rate increase of $0.6 million, effective December 5, 2007. WPS's last retail electric rate increase in Michigan was in July 2003. The new rates reflected a 10.6% return on common equity and a common equity ratio of 56.4% in its regulatory capital structure.

Illinois

2010 Rates

On January 21, 2010, the ICC issued a final written order authorizing a retail natural gas rate increase of $69.8 million for PGL and $13.9 million for NSG, effective January 28, 2010. The rates for PGL reflect a 10.23% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The rates for NSG reflect a 10.33% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The ICC approved a rider mechanism to recover the costs, above an annual baseline, of an accelerated natural gas main replacement program by PGL through a special charge on customers' bills, known as Rider ICR; in February 2010, PGL filed Rider ICR with a $51.85 million annual baseline. Recovery of costs for the accelerated gas main replacement program will begin in 2011 with the first Rider ICR charges being effective April 1, 2011. The rate order also approved the recovery of net dismantling costs of property, plant, and equipment over the life of the asset rather than when incurred. PGL and NSG, as well as Chicago, the AG, and the Citizens Utility Board, filed requests for rehearing in February 2010, all addressing Rider ICR.

Recent Illinois Legislation

In July 2009, Illinois Senate Bill (SB) 1918 was signed into law. SB 1918 contains a provision that allows PGL and NSG to file a rider to recover (or refund) the incremental difference between the rate case authorized uncollectible expense and the actual uncollectible expense reported to the ICC each year. PGL and NSG filed their respective riders with the ICC in September 2009, and began recording the effects of this provision at that time. The ICC approved the rider in February 2010. SB 1918 also requires a percentage of income payment plan for low-income utility customers that PGL and NSG are offering as a transition program in 2010 and 2011, with a permanent such program to begin no later than September 1, 2011, and an on-bill financing option that PGL and NSG filed in February 2010 and requested a June 2011 effective date. The on-bill financing program will allow certain residential customers of PGL and NSG to borrow funds from a third party lender to purchase natural gas energy efficiency measures and pay back the borrowed funds over time through a charge on their utility bill. No later than October 1, 2010, PGL and NSG must file an EEP to meet specified energy efficiency standards, with the first program year beginning June 2011.

2008 Rates

On February 5, 2008, the ICC issued a final written order authorizing a retail natural gas rate increase of $71.2 million for PGL and a retail natural gas rate decrease of $0.2 million for NSG, effective February 14, 2008. The rates for PGL reflected a 10.19% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The rates for NSG reflected a 9.99% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The order included approval of a decoupling mechanism, effective March 1, 2008, as a four-year pilot program, which allows PGL and NSG to adjust rates going forward to recover or refund the difference between the actual and authorized margin impact of variations in volumes. Legislation was introduced at the Illinois state legislature to roll back decoupling but never reached a vote. This legislation was introduced again in the first quarter of 2009. Integrys Energy Group actively supports the ICC's decision to approve this rate setting mechanism. The order also approved an EEP, which allows PGL and NSG to recover up to $6.4 million and $1.1 million per year, respectively, of energy efficiency costs. This EEP is separate from the SB 1918 required EEP.

On March 26, 2008, the ICC denied PGL's and NSG's request for rehearing of their rate orders, and all but one such request from interveners. The only rehearing request granted by the ICC related to a change in the way PGL allocates interstate hub services revenues among customer groups. On June 6, 2008, several parties filed a stipulation to resolve the way PGL allocates interstate hub services revenues among customer groups. The ICC approved the stipulation, effective November 1, 2008, as well as a rehearing order. Following the stipulation approval, PGL and NSG and four other parties filed appeals with the Illinois appellate court. Issues on appeal include the decoupling mechanism.

Minnesota

2010 Rates

On December 4, 2009, the MPUC approved a final written order authorizing MERC a retail natural gas rate increase of $15.4 million, effective January 1, 2010. The new rates reflect a 10.21% return on common equity and a common equity ratio of 48.77% in its regulatory capital structure. Since the final approved rate increase was lower than the interim rate increase that went into effect in October 2008, refunds will be made to customers in March 2010.

Federal

Through a series of orders issued by the Federal Energy Regulatory Commission (FERC), Regional Through and Out Rates for transmission service between the MISO and the PJM Interconnection were eliminated effective December 1, 2004. To compensate transmission owners for the revenue they will no longer receive due to this rate elimination, the FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) be put into place. Load-serving entities paid these SECA charges during a 16-month transition period from December 1, 2004, through March 31, 2006.

For the 16-month transitional period, Integrys Energy Services received billings of $19.2 million (pre-tax) for these charges. Integrys Energy Services expensed $14.7 million of the $19.2 million, as it is probable that Integrys Energy Services' total exposure will be reduced by at least $4.5 million due to inconsistencies between the FERC's SECA order and the transmission owners' compliance filings. Integrys Energy Services has reached settlement agreements with three of its vendors for a combined $1.6 million.

In August 2006, the administrative law judge hearing the case issued an Initial Decision that was in agreement with all of Integrys Energy Services' positions. If the Final Order is consistent with the Initial Decision of the administrative law judge, Integrys Energy Services' pre-tax exposure of $19.2 million may be reduced by as much as $13 million. The Final FERC Order is subject to rehearing and then court challenges. Any refunds to Integrys Energy Services will include interest for the period from payment to refund. A FERC Order addressing these issues is expected to be received by June 2010.

NOTE 25—SEGMENTS OF BUSINESS

The Segment Reporting Topic of the FASB ASC requires that companies disclose segment information based on how management makes decisions about allocating resources to segments and measuring their performance.

Integrys Energy Group manages its reportable segments separately due to their different operating and regulatory environments.
At December 31, 2009, Integrys Energy Group reported five segments, which are described below.

- The electric utility segment includes the regulated electric utility operations of WPS and UPPCO.
- The natural gas utility segment includes the regulated natural gas utility operations of WPS, MGU, MERC, PGL, and NSG.
- Integrys Energy Services is a diversified nonregulated natural gas and electric power supply and services company serving retail customers (residential, commercial, and industrial).
- The electric transmission investment segment includes Integrys Energy Group's approximate 34% ownership interest in ATC. ATC is a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois.
- The holding company and other segment includes the operations of the Integrys Energy Group holding company and the PEC holding company, along with any nonutility activities at WPS, MGU, MERC, UPPCO, PGL, NSG, and IBS. Equity earnings from Integrys Energy Group's investment in WRPC are also included in the holding company and other segment.

The nonregulated oil and natural gas production segment includes the results of PEP, which were reported as discontinued operations in 2007. PEP engaged in the acquisition, development and production of oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, natural gas, and mineral leases. Integrys Energy Group completed the sale of PEP in September 2007.

The tables below present information for the respective years pertaining to Integrys Energy Group's reportable segments:

	Regulated Operations				Nonutility and Nonregulated Operations			
2009 *(Millions)*	**Electric Utility**	**Natural Gas Utility**	**Electric Transmission Investment**	**Total Regulated Operations**	**Integrys Energy Services**	**Holding Company and Other**	**Reconciling Eliminations**	**Integrys Energy Group Consolidated**
Income Statement								
External revenues	$1,258.9	$2,236.9	$ -	$3,495.8	$3,992.5	$ 11.5	$ -	$ 7,499.8
Intersegment revenues	42.7	0.6	-	43.3	1.5	-	(44.8)	-
Goodwill impairment loss	-	291.1	-	291.1	-	-	-	291.1
Restructuring expense	8.6	6.9	-	15.5	27.2	0.8	-	43.5
Loss on Integrys Energy Services dispositions related to strategy change	-	-	-	-	28.9	-	-	28.9
Depreciation and amortization expense	90.3	106.1	-	196.4	19.3	15.2	-	230.9
Miscellaneous income (expense)	4.8	3.1	75.3	83.2	6.0	46.5	(46.7)	89.0
Interest expense (income)	41.6	52.2	-	93.8	13.1	104.6	(46.7)	164.8
Provision (benefit) for income taxes	51.4	7.8	29.8	89.0	18.5	(24.3)	-	83.2
Net income (loss) from continuing operations	91.4	(171.5)	45.5	(34.6)	(1.3)	(35.7)	-	(71.6)
Discontinued operations	-	-	-	-	2.8	-	-	2.8
Preferred stock dividends of subsidiary	(2.5)	(0.6)	-	(3.1)	-	-	-	(3.1)
Net income (loss) attributed to common shareholders	88.9	(172.1)	45.5	(37.7)	2.5	(35.7)	-	(70.9)
Total assets	2,834.7	4,675.7	395.9	7,906.3	3,550.8	1,462.7	(1,071.9)	11,847.9
Cash expenditures for long-lived assets	250.4	136.9	-	387.3	22.4	34.5	-	444.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2008 (Millions)	Regulated Operations				Nonutility and Nonregulated Operations			
	Electric Utility	**Natural Gas Utility**	**Electric Transmission Investment**	**Total Regulated Operations**	**Integrys Energy Services**	**Holding Company and Other**	**Reconciling Eliminations**	**Integrys Energy Group Consolidated**
Income Statement								
External revenues	$1,284.6	$3,025.3	$ –	$4,309.9	$9,726.5	$ 11.4	$ –	$14,047.8
Intersegment revenues	44.3	0.6	–	44.9	8.7	0.6	(54.2)	–
Goodwill impairment loss	–	6.5	–	6.5	–	–	–	6.5
Depreciation and amortization expense	84.3	108.3	–	192.6	14.5	14.3	–	221.4
Miscellaneous income (expense)	6.0	7.0	66.1	79.1	8.7	45.4	(45.9)	87.3
Interest expense (income)	36.7	56.6	–	93.3	12.1	98.6	(45.9)	158.1
Provision (benefit) for income taxes	48.1	57.1	26.4	131.6	(56.2)	(24.2)	–	51.2
Net income (loss) from continuing operations	94.7	85.5	39.7	219.9	(65.5)	(29.7)	–	124.7
Discontinued operations	–	–	–	–	3.9	0.8	–	4.7
Preferred stock dividends of subsidiary	(2.1)	(1.0)	–	(3.1)	–	–	–	(3.1)
Net income (loss) attributed to common shareholders	92.6	84.5	39.7	216.8	(61.5)	(28.9)	–	126.4
Total assets	2,752.4	5,173.8	346.9	8,273.1	5,050.2	2,144.3	(1,195.1)	14,272.5
Cash expenditures for long-lived assets	207.4	237.3	–	444.7	68.1	20.0	–	532.8

2007 (Millions)	Regulated Utilities				Nonutility and Nonregulated Operations				
	Electric Utility	**Natural Gas Utility**	**Electric Transmission Investment**	**Total Regulated Operations**	**Integrys Energy Services**	**Oil and Natural Gas Production**	**Holding Company and Other**	**Reconciling Eliminations**	**Integrys Energy Group Consolidated**
Income Statement									
External revenues	$1,202.9	$2,102.5	$ –	$3,305.4	$6,975.7	$ –	$ 11.3	$ –	$10,292.4
Intersegment revenues	43.2	1.2	–	44.4	4.0	–	1.2	(49.6)	–
Depreciation and amortization expense	80.1	97.7	–	177.8	14.4	–	2.9	–	195.1
Miscellaneous income (expense)	8.3	5.5	50.5	64.3	(0.3)	0.1	30.9	(30.9)	64.1
Interest expense (income)	32.4	53.4	–	85.8	13.5	2.4	93.7	(30.9)	164.5
Provision (benefit) for income taxes	51.5	14.5	20.2	86.2	26.3	(1.0)	(25.5)	–	86.0
Net income (loss) from continuing operations	89.6	29.6	30.3	149.5	83.1	(2.5)	(49.1)	–	181.0
Discontinued operations	–	–	–	–	14.8	58.5	–	–	73.3
Preferred stock dividends of subsidiary	(2.2)	(0.9)	–	(3.1)	–	–	–	–	(3.1)
Net income (loss) attributed to common shareholders	87.4	28.7	30.3	146.4	98.0	56.0	(49.1)	–	251.3
Total assets	2,470.8	4,777.8	296.6	7,545.2	3,150.6	–	1,614.8	(1,076.2)	11,234.4
Cash expenditures for long-lived assets	202.6	158.8	–	361.4	20.5	–	10.7	–	392.6

Geographic Information *(Millions)*	2009		2008		2007	
	Revenues	**Long-Lived Assets**	**Revenues**	**Long-Lived Assets**	**Revenues**	**Long-Lived Assets**
United States	**$6,628.5**	**$7,540.3**	$11,639.3	$7,576.8	$ 8,343.8	$7,028.2
Canada *	**871.3**	**–**	2,408.5	20.0	1,948.6	20.6
Total	**$7,499.8**	**$7,540.3**	$14,047.8	$7,596.8	$10,292.4	$7,048.8

* *Revenues and assets of Canadian subsidiaries. Includes the impact in 2009 of the sale of Canadian operations at Integrys Energy Services.*

NOTE 26—QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Three Months Ended 2009				
(Millions, except share amounts)	**March**	**June**	**September**	**December**	**Total**
Total revenues	**$3,200.8**	**$1,427.6**	**$1,297.8**	**$1,573.6**	**$7,499.8**
Operating income (loss)	**(145.1)**	**72.9**	**93.3**	**66.3**	**87.4**
Net income (loss) from continuing operations	**(179.5)**	**35.0**	**49.1**	**23.8**	**(71.6)**
Discontinued operations, net of tax	–	**0.3**	**2.3**	**0.2**	**2.8**
Preferred stock dividends of subsidiary	**(0.8)**	**(0.8)**	**(0.7)**	**(0.8)**	**(3.1)**
Net income (loss) attributed to common shareholders	**(180.2)**	**34.7**	**51.1**	**23.5**	**(70.9)**
Average shares of common stock (basic)	**76.7**	**76.8**	**76.8**	**76.8**	**76.8**
Average shares of common stock (diluted)	**76.7**	**76.8**	**76.9**	**77.0**	**76.8**
Earnings (loss) per common share (basic) *					
Net income (loss) from continuing operations	**$(2.35)**	**$0.45**	**$0.64**	**$0.31**	**$(0.96)**
Discontinued operations	**–**	**–**	**0.03**	–	**0.04**
Earnings (loss) per common share (basic)	**(2.35)**	**0.45**	**0.67**	**0.31**	**(0.92)**
Earnings (loss) per common share (diluted) *					
Net income (loss) from continuing operations	**(2.35)**	**0.45**	**0.63**	**0.31**	**(0.96)**
Discontinued operations	**–**	**–**	**0.03**	**–**	**0.04**
Earnings (loss) per common share (diluted)	**(2.35)**	**0.45**	**0.66**	**0.31**	**(0.92)**

* *Earnings (loss) per share for the individual quarters do not total the year ended earnings (loss) per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.*

	Three Months Ended 2008				
(Millions, except share amounts)	**March**	**June**	**September**	**December**	**Total**
Total revenues	$3,989.2	$3,417.2	$3,223.1	$3,418.3	$14,047.8
Operating income (loss)	234.7	53.1	(76.2)	35.1	246.7
Net income (loss) from continuing operations	136.6	24.8	(58.4)	21.7	124.7
Discontinued operations, net of tax	–	0.1	–	4.6	4.7
Preferred stock dividends of subsidiary	(0.8)	(0.8)	(0.7)	(0.8)	(3.1)
Net income (loss) attributed to common shareholders	135.8	24.1	(59.1)	25.6	126.4
Average shares of common stock (basic)	76.6	76.6	76.7	76.7	76.7
Average shares of common stock (diluted)	76.9	76.9	76.7	77.0	77.0
Earnings (loss) per common share (basic) *					
Net income (loss) from continuing operations	$1.77	$0.31	$(0.77)	$0.27	$1.59
Discontinued operations	–	–	–	0.06	0.06
Earnings (loss) per common share (basic)	1.77	0.31	(0.77)	0.33	1.65
Earnings (loss) per common share (diluted) *					
Net income (loss) from continuing operations	1.77	0.31	(0.77)	0.27	1.58
Discontinued operations	–	–	–	0.06	0.06
Earnings (loss) per common share (diluted)	1.77	0.31	(0.77)	0.33	1.64

* *Earnings (loss) per share for the individual quarters do not total the year ended earnings (loss) per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.*

Because of various factors, the quarterly results of operations are not necessarily comparable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Deloitte.

To the Board of Directors and Shareholders of Integrys Energy Group, Inc.:

We have audited the accompanying consolidated balance sheets of Integrys Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Integrys Energy Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(r) to the consolidated financial statements, at January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

Deloitte & Touche LLP

Milwaukee, WI
February 25, 2010

FINANCIAL AND OTHER STATISTICS

As of or for Year Ended December 31 (Millions, except per share amounts, stock price, return on average equity and number of shareholders and employees)	**2009**	**2008**	**2007 (1)**	**2006 (2)**	**2005**
Total revenues	**$ 7,499.8**	$14,047.8	$10,292.4	$6,890.7	$6,825.5
Net income (loss) from continuing operations	**(71.6)**	124.7	181.0	147.8	146.1
Net income (loss) attributed to common shareholders	**(70.9)**	126.4	251.3	155.8	157.4
Total assets	**11,847.9**	14,272.5	11,234.4	6,861.7	5,462.5
Preferred stock of subsidiary	**51.1**	51.1	51.1	51.1	51.1
Long-term debt (excluding current portion)	**2,394.7**	2,285.7	2,265.1	1,287.2	867.1
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	**76.0**	76.0	76.0	43.1	39.8
Average	**76.8**	76.7	71.6	42.3	38.3
Earnings (loss) per common share (basic)					
Net income (loss) from continuing operations	**$(0.96)**	$1.59	$2.49	$3.51	$3.85
Earnings (loss) per common share	**(0.92)**	1.65	3.51	3.68	4.11
Earnings (loss) per common share (diluted)					
Net income (loss) from continuing operations	**(0.96)**	1.58	2.48	3.50	3.81
Earnings (loss) per common share	**(0.92)**	1.64	3.50	3.67	4.07
Dividends per common share declared	**2.72**	2.68	2.56	2.28	2.24
Stock price at year-end	**$41.99**	$42.98	$51.69	$54.03	$55.31
Book value per share	**$37.62**	$40.78	$42.58	$35.61	$32.76
Return on average equity	**(2.5)%**	3.7%	8.5%	10.6%	13.6%
Number of common stock shareholders	**32,755**	34,016	35,212	19,837	20,701
Number of employees	**5,025**	5,191	5,231	3,326	2,945

(1) Includes the impact of the Peoples Energy Corporation merger on February 21, 2007.

(2) Includes the impact of the acquisition of natural gas distribution operations from Aquila by Michigan Gas Utilities Corporation on April 1, 2006 and Minnesota Energy Resources Corporation on July 1, 2006.

Comparative Five-Year Investment Performance Graph (1)

The following graph presents a five-year comparison of:

- Integrys Energy Group's common stock cumulative total return,
- Standard & Poor's (S&P) 500 Index, and
- Edison Electric Institute (EEI) Gas and Electric Index for the last five fiscal years.

Comparison of Five-Year Cumulative Total Return (2)


200
150
100
50
DOLLARS
2004
2005
2006
2007
2008
2009
YEAR
■ Integrys Energy Group
▲ S&P 500 Index
EEI Gas and Electric Index

	2004	2005	2006	2007	2008	2009
Integrys Energy Group	100	115	118	118	104	**110**
S&P 500 Index	100	105	121	128	81	**115**
EEI Gas and Electric Index	100	117	142	165	119	**137**

Assumes $100 invested on December 31, 2004, in Integrys Energy Group Common Stock, S&P 500 Index, and EEI Gas and Electric Index.

(1) This performance graph is not to be deemed to be filed with the Securities and Exchange Commission, except to the extent specifically requested by Integrys Energy Group or incorporated by reference in documents otherwise filed.

(2) Total return assumes reinvestment of dividends.

BOARD OF DIRECTORS *

Keith E. Bailey
Age 67 – Tulsa, Oklahoma
Former Chairman and Chief Executive Officer – The Williams Companies, Inc.
(Director since 2005)
Audit Committee
Financial Committee

Richard A. Bemis
Age 68 – Sheboygan, Wisconsin
Co-chairman of the Board of Directors – Bemis Manufacturing Company
(Director since 1983)
Compensation Committee *(Chair)*

William J. Brodsky
Age 65 – Chicago, Illinois
Chairman and Chief Executive Officer – The Chicago Board Options Exchange
(Director since 1997)
Compensation Committee
Financial Committee

Albert J. Budney, Jr.
Age 62 – Dover, Massachusetts
Former President – Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation
(Director since 2002)
Governance Committee *(Chair)*

Pastora San Juan Cafferty
Age 69 – Chicago, Illinois
Professor emerita – University of Chicago
(Director since 1988)
Environmental Committee
Governance Committee

Ellen Carnahan
Age 54 – Chicago, Illinois
Former Managing Director – William Blair Capital Management, LLC
(Director since 2003)
Financial Committee
Governance Committee

Robert C. Gallagher
Age 71 – Green Bay, Wisconsin
Former Chairman of the Board – Associated Banc-Corp
(Director since 1992)
Lead Director

Kathryn M. Hasselblad-Pascale
Age 61 – Green Bay, Wisconsin
Managing Partner – Hasselblad Machine Company, LLP
(Director since 1987)
Environmental Committee *(Chair)*

John W. Higgins
Age 63 – Chicago, Illinois
Chairman and Chief Executive Officer – Higgins Development Partners, LLC
(Director since 2003)
Audit Committee
Compensation Committee

James L. Kemerling
Age 70 – Wausau, Wisconsin
President and Chief Executive Officer – Riiser Oil Company, Inc.
(Director since 1988)
Financial Committee *(Chair)*

Michael E. Lavin
Age 63 – Chicago, Illinois
Former Midwest Area Managing Partner – KPMG LLP
(Director since 2003)
Audit Committee *(Chair)*

William F. Protz, Jr.
Age 65 – Lake Forest, Illinois
Former President and Chief Executive Officer – Santa's Best, LLP
(Director since 2001)
Audit Committee
Environmental Committee

Charles A. Schrock
Age 56 – Chicago, Illinois
President and Chief Executive Officer – Integrys Energy Group
(Director since 2009)

Larry L. Weyers **
Age 64 – Green Bay, WI
Executive Chairman – Integrys Energy Group, Inc.
(Director since 1996)

** Information is as of December 31, 2009. Years as director take into consideration service with Integrys Energy Group or Peoples Energy Corporation.*
*** Will retire from the Board of Directors and the Company on March 31, 2010.*

MANAGEMENT TEAM *

Lawrence T. Borgard
President and Chief Operating Officer – Utilities
Age 48 // Years of service 25

Charles A. Cloninger
President – Minnesota Energy Resources Corporation and
President – Michigan Gas Utilities Corporation
Age 51 // Years of service 28

Willard S. Evans, Jr.
President – The Peoples Gas Light and Coke Company and
President – North Shore Gas Company
Age 54 // Years of service 32

Diane L. Ford
Vice President and Corporate Controller
Age 56 // Years of service 34

Bradley A. Johnson
Vice President and Treasurer
Age 55 // Years of service 30

William D. Laakso
Vice President – Human Resources
Age 47 // Years of service 4

Thomas P. Meinz
Executive Vice President and Chief External Affairs Officer
Age 63 // Years of service 40

Phillip M. Mikulsky
Executive Vice President – Corporate Development and Shared Services
Age 61 // Years of service 38

Barbara A. Nick
President – Upper Peninsula Power Company
Age 51 // Years of service 25

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Age 55 // Years of service 8

Mark A. Radtke
Chief Executive Officer – Integrys Energy Services, Inc. **
Age 48 // Years of service 26

Charles A. Schrock
President and Chief Executive Officer
Age 56 // Years of service 30

Daniel J. Verbanac
President – Integrys Energy Services, Inc. **
Age 46 // Years of service 25

Larry L. Weyers ***
Executive Chairman
Age 64 // Years of service 24

Barth J. Wolf
Vice President, Chief Legal Officer and Secretary
Age 52 // Years of service 21

** Title, age, and years of service are as of December 31, 2009. Years of service take into consideration service with Integrys Energy Group or a system company.*
*** Appointed to this position as of January 1, 2010.*
**** Will retire from the Board of Directors and the Company on March 31, 2010.*

Common Stock
The New York Stock Exchange is the principal market for Integrys Energy Group, Inc. common stock, which trades under the ticker symbol of TEG. On December 31, 2009, we had 75,980,143 shares of common stock outstanding, which were owned by 32,755 holders of record.

Dividends
We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend subject to Board approval. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Year Ended December 31 ***(By Quarter)***

		Dividends Per Share	Price Range High	Price Range Low
2009	**1st quarter**	**$ .68**	**$45.10**	**$19.44**
	2nd quarter	**.68**	**30.40**	**24.95**
	3rd quarter	**.68**	**36.75**	**28.31**
	4th quarter	**.68**	**42.99**	**34.20**
		$2.72		
2008	1st quarter	$ .67	$53.26	$44.04
	2nd quarter	.67	52.74	46.89
	3rd quarter	.67	53.92	43.88
	4th quarter	.67	51.47	36.91
		$2.68		

Stock Investment Plan
We maintain a Stock Investment Plan for the purchase of common stock, which allows persons who are not already shareholders to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name." As a participant in the Stock Investment Plan, you may transfer shares of common stock registered in your name into a Plan account for safekeeping.

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the third day of the month, by electronic means for investment in the Plan. Cash for investment must be received by the 3rd or 18th day of the month. Investment generally commences on or about the 5th or 20th day of the month, or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a prospectus. If you would like a copy of the Stock Investment Plan prospectus, you may use the American Stock Transfer & Trust Company, LLC Web site at www.amstock.com, call American Stock Transfer & Trust Company, LLC at 800-236-1551, contact us by sending an e-mail to investor@integrysgroup.com, or order or download the prospectus and enrollment forms from our Web site at www.integrysgroup.com under "Investor."

Stock Transfer Agent and Registrar
Our transfer agent, American Stock Transfer & Trust Company, LLC, can be reached via telephone between 7 a.m. and 6 p.m., Central time, Monday through Thursday, or 7 a.m. and 4 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account 24 hours a day through the Internet at www.amstock.com.

Questions about transferring stock, lost certificates, or changing the name in which certificates are registered should be directed to American Stock Transfer & Trust Company, LLC at the addresses or telephone numbers listed on the back cover. If your address changes, write to American Stock Transfer & Trust Company, LLC at the address on the back of this report or use their Web site at www.amstock.com.

Availability of Information
Company financial information is available on our Web site at www.integrysgroup.com under "Investor."

You may obtain, without charge, a copy of our 2009 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary at the corporate office mailing address listed on the back cover, or by using our Web site.

Internet
Visit our Web site at www.integrysgroup.com to find a wealth of information about our company and its subsidiaries. The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, corporate governance, career opportunities, and much more. You may also download a copy of the prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

Annual Shareholders' Meeting
Our Annual Shareholders' Meeting will be held on Thursday, May 13, 2010, at 10 a.m. Central daylight time at the Chase Auditorium in the Chase Tower, 10 South Dearborn, Chicago, Illinois. Proxy statements for our May 13, 2010, Annual Shareholders' Meeting were mailed to shareholders of record on April 2, 2010.

Annual Report
If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company, LLC so account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Corporate Governance Information
Corporate governance information, including our Corporate Governance Guidelines, our Code of Conduct, charters for the committees of our Board of Directors, By-Laws, and Articles of Incorporation, is available on our Web site at www.integrysgroup.com under "Investor." You may also obtain the information by written request to the Corporate Secretary at the mailing address for the corporate office indicated on the back cover of this report.

Certifications
We have filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. We also submitted to the New York Stock Exchange during 2009 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

INVESTOR RELATIONS

Integrys Energy Group, Inc.
700 North Adams Street
Green Bay, WI 54301

Mailing Address:
Integrys Energy Group, Inc.
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone: 800-228-6888
Fax: 920-433-1526
E-Mail: investor@integrysgroup.com

FINANCIAL ANALYST INQUIRIES

Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601
Telephone: 312-228-5408
E-Mail: speschbach@integrysgroup.com

STOCK EXCHANGE LISTING

TEG **LISTED** **NYSE**

New York Stock Exchange
Ticker Symbol: TEG
Listing Abbreviation: IntegrysEngy

TRANSFER AGENT AND REGISTRAR

For General Information:
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
Web Site: www.amstock.com
E-Mail: info@amstock.com
Telephone: 800-236-1551 (toll free), 718-921-8124 (international)
Fax: 718-236-2641

For Dividend Reinvestment and Direct Stock Purchase
American Stock Transfer & Trust Company, LLC
Wall Street Station
P. O. Box 922
New York, NY 10269-0560
Telephone: 800-236-1551 (toll free)

WISCONSIN UTILITY INVESTORS, INC.

With over 16,000 members, Wisconsin Utility Investors, Inc. (WUI) is an independent, non-profit organization representing the collective voices of all shareholders in Wisconsin utilities. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 608-663-5813 or by e-mail at contact@wuiinc.org.

MINNESOTA UTILITY INVESTORS, INC.

Minnesota Utility Investors, Inc. (MUI) is an independent, non-profit organization representing the collective voices of nearly 27,000 shareholders in electric and gas utilities operating in Minnesota. For more information, MUI can be reached by calling toll-free 888-850-5171 or by e-mail at mui@mnutilityinvestors.org.

EQUAL EMPLOYMENT OPPORTUNITY

Integrys Energy Group, Inc. is committed to equal employment opportunity for all qualified individuals without regard to race, color, religion, sex, national origin, age, sexual orientation, gender identity, genetic information, disability, disabled veterans, recently separated veterans, other protected veterans, and armed forces service medal veterans, or any other protected class. To this end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.



Corporate Office
130 East Randolph Drive, Chicago, IL 60601
Telephone: 312-228-5400
Web Site: www.integrysgroup.com


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